UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 4, 2025
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K

consists of the

Fourth Quarter 2024

Report of UBS

Group AG, which

appears immediately following
this page.

UBS

Group
Fourth quarter

2024 report

Corporate calendar UBS Group
Publication of the Annual Report 2024:

Monday, 17 March 2025
Publication of the Sustainability Report 2024:

Monday, 17 March 2025
Annual General Meeting 2025:

Thursday, 10 April 2025
Publication of the first quarter 2025 report:

Wednesday, 30 April 2025
Publication of the second quarter 2025 report:

Wednesday, 30 July 2025
Information about future publication dates is also

available at
ubs.com/global/en/investor-relations/events/calendar.html
Contacts
Switchboards
For all general inquiries

ubs.com/contact
Zurich +41-44-234 1111
London +44-207-567

8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.

ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company Secretary
The Group Company Secretary handles

inquiries directed to the Chairman or to
other members of the Board of Directors.
UBS Group AG, Office of the Group
Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders
and the registration of UBS Group AG
registered shares.

UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2025. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS

Group
4
Recent developments
8
Group performance
2.
UBS business divisions

and Group Items
19
Global Wealth Management
22
Personal & Corporate Banking
25
Asset Management
27
Investment Bank
29
Non-core and Legacy
30
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
32
Risk management and control
37
Capital management
46
Liquidity and funding management
47
Balance sheet and off-balance sheet
49
Share information and earnings per share
4.
Consolidated
financial information
51
UBS Group AG interim consolidated
financial information (unaudited)
Appendix
65
Alternative performance measures
69
Abbreviations frequently used in
our financial reports
71
Information sources
72
Cautionary statement

UBS Group fourth quarter 2024 report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group”, “we”,

“us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG”
Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG
“Credit Suisse Group“

Pre-acquisition Credit Suisse Group
”Credit Suisse”
Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG, Credit Suisse Services

AG, and other small former
Credit Suisse Group entities now directly held by UBS Group

AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards

or

in other

applicable regulations.

We

report

a

number of

APMs

in

the discussion

of

the
financial and

operating performance

of the

Group, our

business divisions

and Group

Items. We

use APMs

to provide
a

more

complete

picture of

our

operating performance

and

to

reflect

management’s view

of

the

fundamental
drivers

of

our

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented

under “Alternative performance measures”

in the

appendix to this

report. Our APMs

may
qualify

as

non-GAAP

measures

as

defined

by

US

Securities

and

Exchange

Commission

(SEC)

regulations.

Our
underlying results are APMs and are non-GAAP

financial measures.
›
Refer to the “Group performance” section of this report and to “Alternative performance measures” in the appendix to this report for additional information about underlying results
Comparability
Comparative information in this report is presented

as follows.
Profit and

loss information for

all quarters

covered by

this report

and for

2024 is

based entirely

on consolidated
data following

the acquisition

of the

Credit Suisse

Group. Comparative

information for

2023 includes

seven months
(June to December 2023) of post-acquisition consolidated data and five months of UBS Group

data only (January
to May 2023).
All balance sheet information presented in this

report includes only post-acquisition consolidated

information.

UBS Group fourth quarter 2024 report

Our key figures
As of or for the quarter ended As of or for the year ended
USD m, except where indicated 31.12.24 30.9.24 31.12.23
1
31.12.24 31.12.23
1
Group results
Total revenues

11,635

12,334

10,855

48,611

40,834
Negative goodwill

27,264
Credit loss expense / (release)

229

121

136

551

1,037
Operating expenses

10,359

10,283

11,470

41,239

38,806
Operating profit / (loss) before tax

1,047

1,929

(751)

6,821

28,255
Net profit / (loss) attributable to shareholders

770

1,425

(279)

5,085

27,366
Diluted earnings per share (USD)
2

0.23

0.43

(0.09)

1.52

8.30
Profitability and growth
3,4
Return on equity (%)

3.6

6.7

(1.3)

6.0

36.9
Return on tangible equity (%)

3.9

7.3

(1.4)

6.5

40.8
Underlying return on tangible equity (%)
5

6.6

9.0

4.8

8.5

4.1
Return on common equity tier 1 capital (%)

4.2

7.6

(1.4)

6.7

41.8
Underlying return on common equity tier 1 capital (%)
5

7.2

9.4

4.8

8.7

4.2
Return on leverage ratio denominator, gross (%)

3.0

3.1

2.6

3.0

2.9
Cost / income ratio (%)
6

89.0

83.4

105.7

84.8

95.0
Underlying cost / income ratio (%)
5,6

81.9

78.5

93.0

79.5

87.2
Effective tax rate (%)

25.6

26.0
n.m.
7

24.6

3.1
Net profit growth (%) n.m. n.m. n.m.

(81.4)

258.7
Resources
3
Total assets

1,565,028

1,623,941

1,716,924

1,565,028

1,716,924
Equity attributable to shareholders

85,079

87,025

85,624

85,079

85,624
Common equity tier 1 capital
8

71,367

74,213

78,002

71,367

78,002
Risk-weighted assets
8

498,538

519,363

546,505

498,538

546,505
Common equity tier 1 capital ratio (%)
8

14.3

14.3

14.3

14.3

14.3
Going concern capital ratio (%)
8

17.6

17.5

16.8

17.6

16.8
Total loss-absorbing capacity ratio (%)
8

37.2

37.5

36.4

37.2

36.4
Leverage ratio denominator
8

1,519,477

1,608,341

1,695,403

1,519,477

1,695,403
Common equity tier 1 leverage ratio (%)
8

4.7

4.6

4.6

4.7

4.6
Liquidity coverage ratio (%)
9

188.4

199.2

215.7

188.4

215.7
Net stable funding ratio (%)

125.5

126.9

124.7

125.5

124.7
Other
Invested assets (USD bn)
4,10

6,087

6,199

5,714

6,087

5,714
Personnel (full-time equivalents)

108,648

109,396

112,842

108,648

112,842
Market capitalization 2,11

105,719

106,528

107,355

105,719

107,355
Total book value per share (USD)
2

26.80

27.32

26.68

26.80

26.68
Tangible book value per share (USD)
2

24.63

25.10

24.34

24.63

24.34
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
4

1.0

0.9

0.8

1.0

0.8
Cost of credit risk (bps)
4

15

8

8

9

19
1 Comparative-period information has

been revised. Refer to

“Note 2 Accounting for

the acquisition of

the Credit Suisse Group”

in the “Consolidated

financial statements” section

of the UBS Group

third quarter
2024 report, available under “Quarterly

reporting” at ubs.com/investors,

for more information.

2 Refer to the “Share information

and earnings per share” section

of this report for more information.

3 Refer to
the “Recent developments” section of this report for

more information about targets and ambitions.

4 Refer to “Alternative

performance measures” in the appendix to this report

for the definition and calculation
method.

5 Refer to the “Group performance” section of

this report for more information about underlying

results.

6 Negative goodwill is not used in the

calculation as it is presented in a separate

reporting line
and is not part of total revenues.

7 The effective tax rate for the fourth quarter of 2023 is not a meaningful measure, due to the distortive effect of current unbenefited tax losses at the former Credit Suisse entities.

8 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.

9 The disclosed ratios represent quarterly averages
for the quarters presented and are calculated based on an average of 64 data points in the fourth quarter of 2024, 65 data points in the third quarter of 2024 and 63 data points in the fourth quarter of 2023. Refer
to the “Liquidity and funding management” section of this report for more information.

10 Consists of invested assets for Global Wealth Management, Asset Management (including invested assets from associates)
and Personal

& Corporate

Banking. Refer

to “Note

32 Invested

assets and

net new

money” in

the “Consolidated

financial statements”

section of

the UBS

Group Annual

Report 2023,

available under

“Annual
reporting” at ubs.com/investors, for more information.

11 The calculation of market capitalization reflects total shares issued multiplied by the share price at the end of the period.

UBS Group fourth quarter 2024 report |
UBS Group | Recent developments

UBS Group
Management report
Recent developments
Integration of Credit Suisse
We

continue to

make progress

related

to the

integration of

Credit

Suisse,

and we

are

on

track to

substantially
complete

the

integration

by

the

end

of

2026.

Our

current

focus

remains

on

client

account

migrations

and
infrastructure decommissioning.
In the fourth quarter of

2024, we completed the migration of our

Global Wealth Management client accounts in
Luxembourg, Hong

Kong,

Singapore

and

Japan

to

UBS

platforms.

We

expect the

Swiss

business

migrations

to
commence in the second quarter of 2025.
Our

Non-core

and

Legacy

business

division

has

achieved

a

52%

reduction

in

risk-weighted

assets

(RWA)

at
31 December 2024, well ahead of our original

plan. As a result, we have updated our ambition

and aim to reduce
Non-core and Legacy

RWA to around

USD 29bn by the

end of 2025

and around USD 22bn

by the end

of 2026.
We also expect Non-core and Legacy to incur an underlying loss before tax of around USD 2.2bn in 2025 and less than USD 1bn by the end of 2026 (exit rate),

both excluding litigation.

In the fourth quarter of 2024, we realized an additional USD 0.7bn in gross cost savings, for a total of USD 3.4bn
in

2024.

Cumulative

gross

cost

savings

at

the

end

of

2024

amounted

to

USD 7.5bn

compared

with

the

2022
combined cost base of

UBS and Credit Suisse.

This represents around

58% of our ambition

of around USD 13bn

in
annualized exit rate gross cost savings by the

end of 2026.
In

October

2024, UBS

entered into

an

agreement to

sell

to American

Express Swiss

Holdings GmbH

(American
Express) its

50% interest

in Swisscard

AECS GmbH

(Swisscard), a

joint venture

in Switzerland

between UBS

and
American Express,

subject to certain

closing conditions.

Also in October

2024, UBS entered

into an agreement

with
Swisscard

to

transition

the

Credit

Suisse-branded

card

portfolios

to

UBS.

In

January

2025,

UBS

completed

the
purchase of the

card portfolios, with

the actual client

migration expected to

take place over

the following quarters.
The two transactions will

result in similar

profit and loss

effects over the

course of 2025

and, therefore, on a

net
basis are not expected to have a material impact for UBS. In the fourth quarter of 2024,

UBS recorded an expense
of USD 41m in connection with the termination

of the Swisscard joint venture.

Targets, ambitions and strategy update

We are maintaining our targets and ambitions for the

Group and our businesses as announced in 2024.

We aim to deliver,

by the end of 2026:
–
an underlying return on common equity tier 1

capital (RoCET1) of around 15% (exit

rate);
–
an underlying cost / income ratio of less than

70% (exit rate); and
–
exit rate

gross cost

savings of

around USD 13bn

by the

end of

2026 compared

with the

2022 combined

cost
base of UBS and Credit Suisse.
Our capital guidance remains unchanged,

we aim to maintain:
–
a common equity tier 1 (CET1) capital ratio of

around 14%; and
– a CET1 leverage ratio of greater than 4.0%.
As we

complete the

execution of

the integration,

including cost

and capital

efficiency measures,

we believe

our
scale and

client franchises

will position

us to

sustainably drive

higher returns.

We therefore aim

to deliver

a reported
RoCET1 of around 18% in 2028. Our targets and ambitions are based on our Group target of around 14% CET1
capital ratio and the existing Swiss capital regime.
Our business division ambitions
– Global Wealth Management: surpass USD 5trn of invested assets by 2028, with around USD 100bn of net new assets in 2025,

building to around

USD 200bn annually by 2028,

and an underlying

cost / income ratio of less
than 70% by the end of 2026 (exit rate).

UBS Group fourth quarter 2024 report |
UBS Group | Recent developments

–
Personal & Corporate Banking:

an underlying cost / income

ratio of less than 50%

by the end of 2026

(exit rate)
and an underlying return on attributed equity

of around 19% in the medium term.
–
Asset Management: an underlying cost /

income ratio of less than 70% by the end

of 2026 (exit rate).
–
The

Investment

Bank:

an

underlying

return

on

attributed

equity

of

around

15%

through

the

cycle,

while
operating with no more than 25% of the

Group’s RWA.
–
Non-core

and

Legacy:

an

underlying

loss

before

tax

of

less

than

USD 1bn

(exit

rate),

underlying

operating
expenses of around USD 0.8bn (exit

rate), both excluding litigation,

and around USD 22bn RWA all

by the end
of 2026.
An integral

part of

our growth

plans is

to improve

profitability across

our Americas

wealth business,

which manages
USD 2.1trn in invested assets and is a key

pillar of our strategy and value

proposition to clients. We are executing
on our targeted investments to enhance and build out our multi-disciplinary coverage model of the ultra high net
worth client segment and increase penetration of

the high-net worth and core

affluent segments to further drive
scale. These growth

initiatives will be

supported by

investments in our

banking capabilities

with the aim

to enhance
our offering while

working towards obtaining a

National Charter. We are

also increasing technology

investments
and transforming

how we

approach them

by focusing

on delivering

new and

advanced digital

capabilities in

a more
dynamic and modular fashion. Finally, we remain disciplined

on costs and have already taken actions to streamline
our organizational structure to drive operating

leverage.
Capital returns
For the 2024 financial

year, the Board of

Directors plans to propose

a dividend to UBS

Group AG shareholders of
USD 0.90 per share.

Subject to approval

at the Annual

General Meeting, scheduled

for 10 April 2025,

the dividend
will be

paid on

17 April 2025

to shareholders

of record

on 16 April

2025. The

ex-dividend date

will be

15 April
2025 on

the SIX

Swiss Exchange and

16 April 2025

on the

New York

Stock Exchange.

We remain

committed to
progressive dividends and

are accruing for

an increase of

around 10% in

the ordinary dividend

per share for

the
2025 financial year.

In the fourth

quarter of 2024,

we completed our

planned USD 1bn of share

repurchases. We plan

to repurchase
USD 1bn of

shares in

the first

half of

2025. We

aim to

repurchase up

to an

additional USD 2bn of

shares in

the
second half

of 2025

and are

maintaining our

ambition for

share repurchases

in 2026

to exceed

full year

2022 levels.
Our share repurchases will be consistent with maintaining our CET1 capital ratio target of around 14%,

achieving
our

financial

targets

and

the

absence

of

material

and

immediate

changes

to

the

current

capital

regime

in
Switzerland.
Regulatory and legal developments
Developments related to the final Basel III implementation
In Switzerland, the

amendments to the

Capital Adequacy Ordinance

that incorporate the

final Basel III standards
into Swiss law entered into force on 1 January

2025. The adoption of the final

Basel III standards led to a USD 1bn
increase in the

UBS Group’s RWA,

resulting in a minimal

impact on the CET1

capital ratio. The USD 1bn

increase
was

primarily

driven

by

a

USD 7bn

increase

in

market

risk

RWA

and

a

USD 3bn

increase

in

credit

valuation
adjustments-related RWA resulting from the implementation of the Fundamental Review of the Trading Book (the
FRTB) framework,

largely offset by a

USD 7bn reduction in operational

risk RWA and a USD 1bn

reduction in credit
risk RWA. These changes do

not take into account the

impact of the output floor. The output floor, which is being phased in until 2028, is currently not binding for the

UBS Group.
In the EU, the

final Basel III requirements

became applicable

as of 1 January

2025, except for

the market risk

capital
requirements, the implementation of which has been delayed until at least 1 January 2026. The overall impact on
UBS is limited.
In

January

2025,

the

UK

Prudential

Regulatory

Authority

(the

PRA)

announced

that

it

has

postponed

the
implementation of the final Basel III standards

until 1 January 2027, citing the need

for greater clarity on US plans.
In its announcement, the

PRA left open the

possibility of further postponement.

The date for

the full phase-in of
the output floor continues

to be 1 January 2030. The overall impact on

UBS is expected to be limited.
In the

US, both

the timing

and content

of a

re-proposal of

the July

2023 draft

version of

the final

Basel III rules
remain

uncertain.

The

change

in

administration

is

likely

to

slow

publication

of

a

re-proposal

of

implementing
regulation.

UBS Group fourth quarter 2024 report |
UBS Group | Recent developments

Swiss parliamentary investigation committee

releases its report
In December 2024,

the Swiss parliamentary

investigation committee

(
Parlamentarische Untersuchungskommission ,
the PUK)

published its

report that

examined the

authorities’ role

and actions

in the

context of

the Credit

Suisse
crisis. The

PUK identified

a need

for improvement

and action

at both

the enforcement

and legislative

levels and
made recommendations regarding potential improvements to the crisis toolkit.
In the

first half

of 2025,

the Swiss

Federal Council

is expected

to present

two packages

to implement

measures
aiming

to

further

develop

and

strengthen

the

Swiss

too-big-to-fail

regime,

which

will

be

followed

by

a

public
consultation period. The packages are expected to be

based on the Swiss Federal Council’s report

on systemically
important banks that was

published in April 2024.

Overall, the Swiss Federal

Council agreed with the

findings of
the PUK,

which will also

be considered when

drafting the aforementioned

measures.

Due to

the broad range

of
possible outcomes,

the impact

of the

proposals on

UBS

can

be

assessed only

when the

implementation details
become clearer.
FINMA publishes new circular on nature-related

financial risks
In December 2024, the Swiss Financial Market Supervisory Authority (FINMA) published a new circular,

applicable
to banks and

insurers, on the

management of climate-

and other nature-related financial

risks. The circular sets

out
provisions

for

governance

and

institution-wide

risk

management,

as

well

as

provisions

for

risk

identification,
materiality assessment and scenario analysis regarding

climate- and nature-related financial

risks. Implementation
will be guided by international frameworks and standards, including the Basel Committee on Banking Supervision
Principles for

the effective

management and

supervision of

climate-related financial

risks. The

circular will enter

into
force on 1 January 2026

and will initially apply

exclusively to climate-related financial risks.

From 1 January 2028,
the circular

will apply to

all nature-related

financial risks. UBS

is assessing the

impact of the

requirements, which
will be addressed in a multi-year implementation plan.
Swiss Federal Council adopts the Climate Protection

Ordinance
In

November

2024,

the

Swiss

Federal

Council

adopted

the

Climate

Protection

Ordinance

to

the

Climate

and
Innovation

Act.

The

ordinance

entered

into

force

on

1 January

2025,

and

it

introduces,

among

other

matters,
measures to

support financial

flows contributing

to achieving

the Swiss

climate targets.

The main

instrument to
measure

progress

made by

the

financial

sector

toward this

goal

will

continue to

be

the

voluntary climate

tests
conducted

by

the

Swiss

Federal

Office

for

the

Environment.

UBS

participates

in

the

bi-annual

climate

tests
conducted by the Swiss authorities.
Swiss Federal Council reviews the Ordinance

on Climate Disclosures
In

December 2024,

the Swiss

Federal

Council launched

a

consultation on

amending the

Ordinance

on

Climate
Disclosures, proposing

to meet the

obligation to report

on climate-related

matters by applying

an internationally
recognized

standard

or the

sustainability reporting

standard

used in

the

EU. The

draft proposal

also establishes
minimum requirements for transition plans for

financial flows that describe the planned path

to a net-zero target
by

2050.

The

consultation

will

last

until

March

2025,

and

the

amended

Ordinance

on

Climate

Disclosures

is
expected to enter into force on

1 January 2026. UBS is within the

scope of the new requirements, with the

impact
on UBS dependent on the final ordinance.

European Commission announces an intention

to streamline and simplify sustainability regulations

In

November 2024,

the European

Commission announced

an

intention to

streamline

and

simplify sustainability
regulations, including

the Taxonomy Regulation,

the Corporate

Sustainability

Reporting Directive

and the

Corporate
Sustainability Due

Diligence Directive.

The

impact

on

UBS

can

be

assessed

only

when

the

details

have

become
clearer.
UK regulators consult on changes to the remuneration

rules
In

November

2024,

the

PRA

and

the

Financial

Conduct

Authority

published

a

consultation

on

changes

to
remuneration rules for senior management functions and material risk takers. The consultation covers changes to
several

aspects of

the PRA

remuneration

rulebook, including

the reduction

of the

seven-year minimum

deferral
period to

five years

for senior

managers and

allowing deferred

remuneration awards

to vest

on a

pro rata

basis
from the time of award. UBS is reviewing the proposals.

UBS Group fourth quarter 2024 report |
UBS Group | Recent developments

EU revises the European Market Infrastructure

Regulation
In November 2024, the EU

finalized changes to the existing

European Market Infrastructure Regulation

(the EMIR),
with

the

changes

entering

into

force

in

December

2024.

The

revised

EMIR

rules

require

relevant

EU

market
participants to hold

active accounts at

EU Central Counterparties

and to

clear a representative

portion of certain
derivative contracts within the EU, effective June 2025. Other changes include enhanced transparency on clearing services to

clients, new

clearing threshold

calculation

methodology and

new rules

on initial

margin model

validation.
The impact

of the

revised EMIR

on UBS

and its

in-scope clients

will depend

on the

final design

of the

technical
implementation standards, which are expected to be published later in 2025.
Developments related to shortening the standard

settlement cycle for securities transactions
In November

2024, the

European Securities

and Markets

Authority published

a report on

shortening the

settlement
cycle for securities transactions from two business days (T+2) to one business day (T+1) in the EU. The transition is
recommended to occur

on 11 October 2027 across

all relevant instruments.

The transition is

largely aligned with
the UK Accelerated Settlement Taskforce’s

report from March 2024,

which states that a respective transition to

a
T+1

settlement

cycle

should

take

place

no

later

than

31 December

2027,

in

alignment

with

other

European
jurisdictions,

including

the

EU

and

Switzerland.

In

January

2025,

the

Swiss

Securities

Post-Trade

Council
recommended

that

the

transition

to

a

T+1

settlement

cycle

for

the

domestic

markets

in

Switzerland

and
Liechtenstein should occur

in October 2027, in alignment

with the EU. In the

US, a shortened T+1

settlement cycle
has applied to securities transactions since May 2024.

UBS implemented the required enhancements based on the
US rules and will prepare

for further implementation according to the

evolving rules and market practice in other
jurisdictions.
Early adoption of SAB 122,

which rescinds SAB 121

In January 2025,

the US Securities

and Exchange Commission

(the SEC) issued Staff

Accounting Bulletin (SAB)

122,
which rescinded SAB 121,
Accounting for obligations

to safeguard crypto-assets

an entity holds for

platform users
.
UBS has

early adopted SAB

122 and

has applied it

retrospectively as

the standard

requires. Amounts

that would
have

been

recognized

as

liabilities,

with

corresponding

assets,

under

SAB

121

were

not

material

to

UBS,

and
adoption of SAB 122 also has not had a material

impact.

UBS Group fourth quarter 2024 report |
UBS Group | Group performance

Group performance

Income statement
For the quarter ended % change from For the year ended
USD m 31.12.24 30.9.24 31.12.23 3Q24 4Q23 31.12.24 31.12.23
1
Net interest income

1,838

1,794

2,095

2

(12)

7,108

7,297
Other net income from financial instruments measured

at fair value through profit or loss

3,144

3,681

3,158

(15)

0

14,690

11,583
Net fee and commission income

6,598

6,517

5,780

1

14

26,138

21,570
Other income

56

341

(179)

(84)

675

384
Total revenues

11,635

12,334

10,855

(6)

7

48,611

40,834
Negative goodwill

27,264
Credit loss expense / (release)

229

121

136

89

68

551

1,037
Personnel expenses

6,361

6,889

7,061

(8)

(10)

27,318

24,899
General and administrative expenses

3,004

2,389

2,999

26

0

10,124

10,156
Depreciation, amortization and impairment of non-financial

assets

994

1,006

1,409

(1)

(29)

3,798

3,750
Operating expenses

10,359

10,283

11,470

1

(10)

41,239

38,806
Operating profit / (loss) before tax

1,047

1,929

(751)

(46)

6,821

28,255
Tax expense / (benefit)

268

502

(473)

(47)

1,675

873
Net profit / (loss)

779

1,428

(278)

(45)

5,146

27,382
Net profit / (loss) attributable to non-controlling interests

9

3

1

185

60

16
Net profit / (loss) attributable to shareholders

770

1,425

(279)

(46)

5,085

27,366
Comprehensive income
Total comprehensive income

(1,878)

3,910

2,695

3,401

28,374
Total comprehensive income attributable to non-controlling interests

(27)

27

18

13

22
Total comprehensive income attributable to shareholders

(1,851)

3,883

2,677

3,388

28,352
1 Comparative-period information

as previously reported

in the 2023 Annual

Report has been revised

to reflect measurement period

adjustments impacting negative

goodwill. Refer to “Note

2 Accounting for

the
acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of the UBS Group third quarter

2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information about the relevant adjustments.

UBS Group fourth quarter 2024 report |
UBS Group | Group performance

Selected financial information of the business divisions and Group Items
For the quarter ended 31.12.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,121

2,245

766

2,749

(58)

(188)

11,635
of which: PPA effects and other integration items
1

200

258

202

(4)

656
of which: loss related to an investment in an associate

(21)

(59)

(80)
Total revenues (underlying)

5,942

2,047

766

2,547

(58)

(184)

11,059
Credit loss expense / (release)

(14)

175

0

63

6

0

229
Operating expenses as reported

5,268

1,476

639

2,207

858

(88)

10,359
of which: integration-related expenses and PPA effects
2

460

209

96

174

317

(1)

1,255
of which: items related to the Swisscard transactions
3

41

41
Operating expenses (underlying)

4,808

1,226

543

2,032

541

(88)

9,062
Operating profit / (loss) before tax as reported

867

595

128

479

(923)

(100)

1,047
Operating profit / (loss) before tax (underlying)

1,147

646

224

452

(606)

(96)

1,768
For the quarter ended 30.9.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,199

2,394

873

2,645

262

(39)

12,334
of which: PPA effects and other integration items
1

224

278

185

(25)

662
Total revenues (underlying)

5,975

2,116

873

2,461

262

(14)

11,672
Credit loss expense / (release)

2

83

0

9

28

0

121
Operating expenses as reported

5,112

1,465

722

2,231

837

(84)

10,283
of which: integration-related expenses and PPA effects
2

419

198

86

156

270

(11)

1,119
Operating expenses (underlying)

4,693

1,267

636

2,076

567

(74)

9,165
Operating profit / (loss) before tax as reported

1,085

846

151

405

(603)

45

1,929
Operating profit / (loss) before tax (underlying)

1,280

766

237

377

(333)

60

2,386
For the quarter ended 31.12.23
4
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

5,554

2,083

825

2,141

145

107

10,855
of which: PPA effects and other integration items
1

349

306

277

12

944
of which: loss related to an investment in an associate

(190)

(317)

(508)
Total revenues (underlying)

5,395

2,094

825

1,864

145

95

10,419
Credit loss expense / (release)

(8)

85

(1)

48

15

(2)

136
Operating expenses as reported

5,282

1,398

704

2,283

1,787

16

11,470
of which: integration-related expenses and PPA effects
2

502

187

64

167

750

109

1,780
of which: acquisition-related costs

(1)

(1)
Operating expenses (underlying)

4,780

1,210

639

2,116

1,037

(92)

9,690
Operating profit / (loss) before tax as reported

280

601

122

(190)

(1,657)

93

(751)
Operating profit / (loss) before tax (underlying)

624

800

186

(300)

(907)

189

592
1 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as well

as temporary and incremental items directly

related to the integration.

2 Includes temporary, incremental

operating
expenses directly related to the integration, as

well as amortization of newly recognized

intangibles resulting from the acquisition of

the Credit Suisse Group.

3 Represents the termination fee to American Express
related to the expected sale in 2025 of our 50% holding in Swisscard.

4 Comparative-period information has been restated for changes in business division perimeters, Group Treasury allocations and Non-core and
Legacy cost allocations, resulting in decreases in Operating profit / (loss) before tax of USD 101m for Global Wealth Management, USD 187m for Personal & Corporate Banking and USD 21m for the Investment Bank
and increases in Operating profit / (loss) before tax of USD 233m for Group

Items, USD 69m for Non-core and Legacy and USD 7m for

Asset Management. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of the UBS Group third quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors,

for more information about the relevant changes.

UBS Group fourth quarter 2024 report |
UBS Group | Group performance

Selected financial information of the business divisions and Group Items (continued)
For the year ended 31.12.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

24,516

9,334

3,182

10,948

1,605

(975)

48,611
of which: PPA effects and other integration items
1

891

1,038

989

(41)

2,877
of which: loss related to an investment in an associate

(21)

(59)

(80)
Total revenues (underlying)

23,646

8,355

3,182

9,958

1,605

(933)

45,814
Credit loss expense / (release)

(16)

404

(1)

97

69

(2)

551
Operating expenses as reported

20,608

5,741

2,663

8,934

3,512

(220)

41,239
of which: integration-related expenses and PPA effects
2

1,807

749

351

717

1,154

(12)

4,766
of which: items related to the Swisscard transactions
3

41

41
Operating expenses (underlying)

18,802

4,951

2,312

8,217

2,359

(208)

36,432
Operating profit / (loss) before tax as reported

3,924

3,189

520

1,917

(1,976)

(752)

6,821
Operating profit / (loss) before tax (underlying)

4,860

3,000

871

1,644

(822)

(723)

8,831
For the year ended 31.12.23
4,5
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items
Negative
goodwill Total
Total revenues as reported

21,556

7,687

2,686

8,703

697

(495)

40,834
of which: PPA effects and other integration items
1

923

783

583

(9)

2,280
of which: loss related to an investment in an associate

(190)

(317)

(508)
Total revenues (underlying)

20,823

7,222

2,686

8,120

697

(486)

39,062
Negative goodwill

27,264

27,264
Credit loss expense / (release)

166

482

0

190

193

6

1,037
Operating expenses as reported

17,945

4,394

2,353

8,585

5,091

438

38,806
of which: integration-related expenses and PPA effects
2

1,018

398

205

697

1,775

451

4,543
of which: acquisition-related costs

202

202
Operating expenses (underlying)

16,927

3,996

2,149

7,889

3,316

(215)

34,061
Operating profit / (loss) before tax as reported

3,445

2,811

332

(72)

(4,587)

(938)

27,264

28,255
Operating profit / (loss) before tax (underlying)

3,730

2,744

537

42

(2,812)

(277)

3,963
1 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as well

as temporary and incremental items directly

related to the integration.

2 Includes temporary, incremental

operating
expenses directly related to the integration, as

well as amortization of newly recognized

intangibles resulting from the acquisition

of the Credit Suisse Group.

3 Represents the termination fee to American Express
related to the expected sale in 2025 of our 50% holding in Swisscard.

4 Comparative-period information has been restated for changes in business division perimeters, Group Treasury allocations and Non-core and
Legacy cost allocations, resulting in decreases in Operating profit / (loss) before tax of USD 144m for Global Wealth Management, USD 337m for Personal & Corporate Banking and USD 28m for the Investment Bank
and increases in Operating profit / (loss) before tax of USD

341m for Group Items, USD 154m for Non-core and Legacy and USD 14m for Asset Management. Refer to “Note 3 Segment reporting” in the “Consolidated
financial statements”

section of

the UBS

Group third

quarter 2024

report, available

under “Quarterly

reporting” at

ubs.com/investors,

for more

information about

the relevant

changes.

5 Comparative-period
information as previously reported in the 2023 Annual

Report has been revised to reflect measurement

period adjustments impacting negative goodwill. Refer to

“Note 2 Accounting for the acquisition of the

Credit
Suisse Group” in

the “Consolidated financial

statements” section of

the UBS Group

third quarter 2024

report, available under

“Quarterly reporting” at

ubs.com/investors, for

more information about

the relevant
adjustments.
Integration-related expenses, by business division and Group Items
For the quarter ended For the year ended
USD m 31.12.24 30.9.24 31.12.23
1
31.12.24 31.12.23
1
Global Wealth Management

458

420

500

1,845

1,013
Personal & Corporate Banking

183

172

161

654

338
Asset Management

96

86

64

351

205
Investment Bank

174

156

167

717

697
Non-core and Legacy

317

270

750

1,154

1,775
Group Items

6

21

109

36

451
Total integration-related expenses

1,233

1,124

1,751

4,757

4,478
of which: total revenues

6

35

0

104

0
of which: operating expenses

1,227

1,090

1,751

4,653

4,478
of which: personnel expenses

599

561

794

2,541

2,192
of which: general and administrative expenses

484

415

455

1,681

1,436
of which: depreciation, amortization and impairment of non-financial assets

144

113

503

430

850
1 Comparative-period information has been restated for changes in business division perimeters, Group

Treasury allocations and Non-core and Legacy cost allocations.

Refer to “Note 3 Segment reporting” in the
“Consolidated financial statements” section of the UBS Group third quarter 2024 report, available under “Quarterly reporting” at

ubs.com/investors, for more information about the relevant changes.

UBS Group fourth quarter 2024 report |
UBS Group | Group performance

Underlying results
In addition to

reporting our

results in accordance

with IFRS

Accounting Standards,

we report underlying

results that
exclude items of profit or loss that management believes

are not representative of the underlying performance.
In

the

fourth

quarter

of

2024,

underlying

revenues

exclude

purchase

price

allocation

(PPA)

effects

and

other
integration

items,

as

well

as

a

loss

related

to

an

investment

in

an

associate.

PPA

effects

mainly

consist

of

PPA
adjustments on

financial instruments

measured at

amortized cost,

including off-balance

sheet positions,

arising
from the

acquisition of

the Credit

Suisse Group.

Accretion

of PPA

adjustments on

financial instruments

is accelerated
when the related

financial instrument is

derecognized before its

contractual maturity. No

adjustment is made

for
accretion of PPA on financial instruments

within Non-core and Legacy,

due to the nature of its business model.
In

the

fourth

quarter

of

2024,

underlying

expenses

exclude

integration-related

expenses

that

are

temporary,
incremental and directly

related to the

integration of Credit

Suisse into

UBS, including costs

of internal

staff and
contractors

substantially

dedicated

to

integration

activities,

retention

awards,

redundancy

costs,

incremental
expenses from

the shortening

of useful lives

of property,

equipment and software,

and impairment charges

relating
to

these

assets.

Classification

as

integration-related

expenses

does

not

affect

the

timing

of

recognition

and
measurement

of

those

expenses

or

the

presentation

thereof

in

the

income

statement.

Underlying

operating
expenses also exclude items related to the Swisscard

transactions.
Results: 4Q24 vs 4Q23
Reported operating profit before tax was

USD 1,047m, compared with an operating

loss before tax of USD 751m,
reflecting

lower

operating

expenses

and

an

increase

in

total

revenues,

partly

offset

by

higher

net

credit

loss
expenses. Total revenues increased

by USD 780m, or 7%,

to USD 11,635m, and included

a decrease of USD 288m
in accretion impacts resulting

from PPA adjustments

on financial instruments

and other PPA effects.

The increase in
total revenues was

driven by an USD 818m

increase in net

fee and commission

income and a USD 235m

change in
other income,

partly offset

by a

USD 271m decrease in

net interest

income and

other net

income from

financial
instruments measured at fair value through

profit or loss. Operating expenses decreased

by USD 1,111m, or 10%,
to USD 10,359m

and included

a USD 524m

decrease in

integration-related expenses.

The decrease

in operating
expenses

was

mainly

driven

by

a

USD 700m

decrease

in

personnel

expenses

and

a

USD 415m

decrease

in
depreciation, amortization

and impairment of

non-financial assets,

while general and

administrative expenses

were
broadly unchanged.

Net credit loss expenses were USD 229m, compared with USD 136m in the fourth quarter of
2023.
Underlying results 4Q24 vs 4Q23
Underlying revenues

for the fourth

quarter of 2024

excluded PPA

effects and

other integration

items of USD

656m,
as well

as USD 80m

of losses

related to

an investment

in an

associate.

Underlying operating

expenses excluded
USD 1,255m of

integration-related

expenses and

PPA effects,

as well

as a

USD 41m expense

related to

the Swisscard
transactions.

On an underlying

basis, profit

before tax

increased by

USD 1,176m to

USD 1,768m, reflecting

a USD 640m

increase
in total revenues

and a USD

628m decrease

in operating

expenses,

partly offset

by a USD

93m increase

in net credit
loss expenses.

Total revenues: 4Q24 vs 4Q23
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or loss decreased by USD 271m to USD 4,982m and included a decrease of USD 151m in accretion impacts resulting from PPA adjustments on financial instruments and other PPA effects.

UBS Group fourth quarter 2024 report |
UBS Group | Group performance

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from For the year ended
USD m 31.12.24 30.9.24 31.12.23
1
3Q24 4Q23 31.12.24 31.12.23
1
Net interest income from financial instruments measured

at amortized cost and fair
value through other comprehensive income

(55)

(256)

597

(79)

47

3,527
Net interest income from financial instruments measured

at fair value through profit or
loss and other

1,893

2,050

1,498

(8)

26

7,061

3,770
Other net income from financial instruments measured

at fair value through profit or
loss

3,144

3,681

3,158

(15)

0

14,690

11,583
Total

4,982

5,476

5,253

(9)

(5)

21,798

18,880
Global Wealth Management

2,217

2,232

2,268

(1)

(2)

9,031

8,484
of which: net interest income

1,849

1,811

1,871

2

(1)

7,358

7,082
of which: transaction-based income from foreign exchange and other intermediary
activity
2

368

421

397

(13)

(7)

1,673

1,402
Personal & Corporate Banking

1,572

1,638

1,704

(4)

(8)

6,479

5,539
of which: net interest income

1,362

1,429

1,510

(5)

(10)

5,650

4,878
of which: transaction-based income from foreign exchange and other intermediary
activity
2

209

210

194

0

8

829

661
Asset Management

(5)

21

10

16

(5)
Investment Bank

1,555

1,518

982

2

58

6,164

5,055
Non-core and Legacy

(153)

98

(25)

502

1,163

321
Group Items

(202)

(32)

315

525

(1,054)

(513)
1 Comparative-period information

has been restated

for changes in

business division perimeters,

Group Treasury

allocations and Non-core

and Legacy cost

allocations. Refer to

“Note 3 Segment

reporting” in the
“Consolidated financial statements”

section of the

UBS Group third

quarter 2024 report,

available under

“Quarterly reporting” at

ubs.com/investors, for

more information about

the relevant changes.

2 Mainly
includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals,

which are included in the income statement line Other
net income from financial instruments measured at

fair value through profit or loss.

The amounts reported on this line

are one component of Transaction

-based income in the management discussion and

analysis in
the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Global

Wealth

Management decreased

by

USD 51m

to

USD 2,217m,

which

included

a

USD 129m

decrease

in
accretion of

PPA adjustments on

financial instruments

and other

PPA effects. Excluding

the aforementioned

effects,
net interest income increased, largely

driven by improved deposit margins from

repricing actions, lower effects of
liquidity and funding costs,

and higher loan revenues, mainly as a result of higher loan margins.

There was also an
increase in transaction-based income, mainly driven

by higher levels of client activity.
Personal &

Corporate Banking

decreased by USD 132m to

USD 1,572m, which

included a

USD 32m

decrease in
accretion of PPA

adjustments on

financial instruments

and other PPA

effects. Excluding

the aforementioned

effects,
net interest income decreased, mainly due to

lower deposit margins resulting from both lower reinvestment rates and clients shifting to lower-margin deposit products.
The Investment Bank

increased by USD 573m

to USD 1,555m, including

a USD 26m increase

in accretion of

PPA
adjustments on financial

instruments and

other PPA effects.

The overall increase

was mainly due

to higher revenues
in

Financing,

with

increases

across

all

products,

led

by

Equity

Financing.

In

addition,

there

was

an

increase

in
Derivatives &

Solutions revenues,

reflecting increases

across all

products,

mostly driven

by Foreign

Exchange and
Equity

Derivatives, as

well

as

an

increase

in

Global

Banking,

mainly

from

higher revenues

across

Public

Capital
Markets,

primarily driven by Leveraged Capital Markets.

Non-core and

Legacy

was

negative

USD 153m compared

with

negative

USD 25m in

the

fourth

quarter

of

2023,
mainly due to lower net interest income as a result of portfolio reductions and also due to lower trading revenues,
mainly reflecting

lower gains

on disposals

compared with

the fourth

quarter of

2023. These

decreases were

partly
offset by lower funding costs.
Group

Items

was

negative

USD 202m

compared

with

positive

USD 315m

in

the

fourth

quarter

of

2023.

This
included the

income from

Group hedging

and own debt,

including hedge

accounting ineffectiveness,

within Group
Treasury. Revenues

in the

fourth quarter

of 2024

were driven

by mark-to-market

effects on

own credit

and portfolio-
level economic hedges.
›
Refer to the relevant business division commentary in the “UBS business divisions and Group Items” section of this report for more information about business-division-specific revenues
Net fee and commission income
Net fee and commission income

increased by USD 818m

to USD 6,598m and included a

decrease of USD 137m

in
accretion of

PPA adjustments

on financial

instruments and

other PPA effects,

predominantly in

the Investment

Bank.
Net brokerage

fees increased

by USD 478m

to USD 1,081m,

reflecting an

increase across

all regions

in Cash

Equities
in Execution Services

in the Investment Bank,

as well as an

increase in Global Wealth

Management that was

due to
higher levels of client activity, particularly in

the Asia Pacific and Americas regions.

UBS Group fourth quarter 2024 report |
UBS Group | Group performance

Fees from portfolio management and related services

increased by USD 119m to USD 3,085m, predominantly

due
to higher revenues in Global Wealth Management,

mainly as a result of positive market performance.
Investment fund

fees increased

by USD 356m

to USD 1,579m,

largely due

to higher

revenues in

Global Wealth
Management, reflecting positive market performance, partly offset by lower revenues in Asset Management. The
decrease in Asset Management was due to continued margin compression, the impact of exits from non-strategic businesses and negative foreign currency effects

largely offset by positive market performance.
Other income
Other income was USD 56m, compared with negative USD 179m

in the fourth quarter of 2023. The increase was
mainly due

to a

loss of

USD 80m related

to an

investment in

an associate,

compared with

a loss

of USD 508m
related to an investment in an associate recognized

in the fourth quarter of 2023. The fourth

quarter of 2024 also
included a

loss of

USD 40m relating

to insurance and

similar contracts, compared

with gains

of USD 41m

in the
fourth quarter of

2023. The insurance

and similar contracts

are hedged with derivative

instruments, with offsetting
gains and

losses in

the income

statement within

Other net

income from

financial instruments

measured at

fair value
through profit or loss.
Credit loss expense / release: 4Q24 vs

4Q23
Total net

credit loss

expenses in the

fourth quarter of

2024 were

USD 229m, reflecting net

releases of USD 21m
related to performing positions and net expenses

of USD 250m

on credit-impaired positions. Credit loss expenses
were USD 136m

in the fourth quarter of

2023.
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 31.12.24
Global Wealth Management

(26)

12

0

(14)
Personal & Corporate Banking

(24)

199

0

175
Asset Management

0

0

0

0
Investment Bank

32

31

0

63
Non-core and Legacy

(2)

5

3

6
Group Items

(1)

0

0

0
Total

(21)

247

3

229
For the quarter ended 30.9.24
Global Wealth Management

(11)

12

1

2
Personal & Corporate Banking

(10)

94

0

83
Asset Management

0

0

0

0
Investment Bank

9

0

0

9
Non-core and Legacy

(2)

0

30

28
Group Items

0

0

0

0
Total

(15)

106

30

121
For the quarter ended 31.12.23
1
Global Wealth Management

(12)

3

0

(8)
Personal & Corporate Banking

(14)

95

4

85
Asset Management

0

0

0

(1)
Investment Bank

(13)

60

1

48
Non-core and Legacy

(1)

25

(9)

15
Group Items

(2)

0

0

(2)
Total

(43)

183

(4)

136
1 Comparative-period information

has been restated

for changes in business

division perimeters. Refer

to “Changes to segment

reporting in 2024”

in the “UBS business

divisions and Group

Items” section of

the
UBS Group first quarter 2024 report, available

under “Quarterly reporting” at ubs.com/investors,

and “Note 3 Segment reporting” in

the “Consolidated financial statements” section of

the UBS Group third quarter
2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

UBS Group fourth quarter 2024 report |
UBS Group | Group performance

Operating expenses: 4Q24 vs 4Q23
Operating expenses
For the quarter ended % change from For the year ended
USD m 31.12.24 30.9.24 31.12.23 3Q24 4Q23 31.12.24 31.12.23
Personnel expenses

6,361

6,889

7,061

(8)

(10)

27,318

24,899
of which: salaries and variable compensation

5,321

5,805

5,728

(8)

(7)

23,047

20,842
of which: variable compensation – financial advisors
1

1,400

1,335

1,176

5

19

5,293

4,549
General and administrative expenses

3,004

2,389

2,999

26

0

10,124

10,156
of which: net expenses for litigation, regulatory and similar matters

99

(69)

8

(128)

809
Depreciation, amortization and impairment of non-financial

assets

994

1,006

1,409

(1)

(29)

3,798

3,750
Total operating expenses

10,359

10,283

11,470

1

(10)

41,239

38,806
1 Consists of cash and deferred compensation

awards and is based on compensable revenues

and firm tenure using a formulaic

approach. Also includes expenses related to compensation commitments with financial
advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel

expenses decreased

by

USD 700m

to

USD 6,361m. Salaries

and

variable

compensation decreased

by
USD 407m, mainly

as a

result of

a smaller

workforce, lower

accruals for

performance awards

and lower

integration-
related expenses, partly

offset by a

USD 224m increase in

financial advisor compensation, which reflected

higher
compensable revenues.

In addition,

post-employment benefit

plans decreased

by USD 248m,

largely due

to the
fourth quarter

of 2023

including an

increase in

the pension

plan obligation

of the

Swiss pension

plan of

Credit
Suisse following

the decision

to align

the scheme

to that

of UBS.

Personnel expenses

included a

USD 195m decrease
in integration-related expenses, which was mainly

due to the aforementioned pension scheme alignment.
General and administrative expenses
General

and

administrative

expenses

increased

by

USD 5m

to

USD 3,004m,

including

a

USD 28m

increase

in
integration-related expenses,

which was

mainly attributable

to higher

outsourcing and

marketing costs,

partly offset
by lower consulting,

legal and audit

fees, as well

as lower real

estate and logistics costs.

In addition, there

was a
USD 41m

expense

related

to

the

Swisscard

transactions.

Excluding

integration-related

expenses

and

the
aforementioned

expense

related

to

the

Swisscard

transactions,

underlying

general

and

administrative

expenses
decreased, mainly

due to

a USD 65m

decrease in

outsourcing costs

and also

due to

the fourth

quarter of

2023
including a charge of USD 60m for the

special assessment by the US Federal

Deposit Insurance Corporation, partly
offset by an increase of USD 92m in expenses for litigation, regulatory and similar matters.

›
Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS Group Annual Report
2023, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization

and impairment

of non-financial

assets decreased

by USD 415m

to USD 994m,

primarily
due to

a USD 359m

decrease in

integration-related expenses.

The decrease

was largely

as a

result of

the fourth
quarter of 2023

including higher impairment and accelerated depreciation

associated with real estate leases.
Tax: 4Q24 vs 4Q23
The Group had a

net income tax expense

of USD 268m in the

fourth quarter of

2024, compared with

a tax benefit
of USD 473m in the prior-year quarter.
The current tax expense

was USD 1,015m, which included

USD 354m that primarily related to the

taxable profits
of UBS Switzerland AG and other entities

and USD 661m that mainly

related to US corporate alternative

minimum
tax, with an

equivalent net deferred tax

benefit for deferred tax

assets (DTAs) recognized in

respect of tax credits
carried forward.

There was a

net deferred tax benefit

of USD 747m, which

reflected the aforementioned

net deferred tax

benefit of
USD 661m and a

net benefit of USD 244m

related to revaluations of

DTAs for certain

entities in connection with
our business planning

process, partly offset

by a

net deferred tax

expense of USD 158m

that primarily related

to
the amortization of DTAs previously recognized in

relation to tax losses carried forward and

deductible temporary
differences.

UBS Group fourth quarter 2024 report |
UBS Group | Group performance

The

Group’s

effective

tax

rate

for

the

quarter

was

25.6%,

although

it

would

have

been

48.9%

without

the
aforementioned deferred

tax benefit from

DTA revaluations. This

is higher than

the Group’s structural

rate of 23%,
mainly because

the Group’s

net profit

includes operating

losses of

certain entities,

mostly reflecting

integration-
related expenses,

including restructuring

costs, that did not

result in any tax

benefits because they

cannot be offset
with profits of other entities in the Group and

did not result in any DTA recognition.

We expect that the 2025 full-
year effective tax rate

for the UBS Group

will be materially less

than the structural rate

of 23%,

due to projected
tax planning benefits.
Total comprehensive income attributable

to shareholders
In the fourth quarter

of 2024, total

comprehensive income attributable

to shareholders was

negative USD 1,851m,
reflecting a net profit of USD 770m and other comprehensive income

(OCI), net of tax, of negative USD 2,622m.
Foreign

currency translation

OCI

was

negative

USD 1,835m, mainly

resulting

from the

strengthening of

the

US
dollar against the Swiss franc and the euro.
OCI

related

to

cash

flow

hedges

was

negative

USD 785m, mainly

reflecting

net

unrealized

losses

on

US

dollar
hedging derivatives resulting from increases

in the relevant US dollar long-term interest

rates.
OCI

related to

cost of

hedging was

negative USD

98m, mainly

driven by

a

widening and

steepening of

the US
dollar / euro cross-currency basis which resulted

in mark-to-market losses on the cross-currency

swaps.
OCI related to

own credit on

financial liabilities

designated at fair

value was USD

144m, primarily due

to the impact
of time decay on the portfolio.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial information” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value
Sensitivity to interest rate movements
As of

31 December 2024, it

is estimated

that a

parallel shift

in yield

curves by

+100 basis

points could lead

to a
combined increase in

annual net interest

income from our

banking book of

approximately USD 1.2bn in

the first
year after

such a

shift. Of

this increase,

approximately USD 0.7bn, USD 0.3bn

and USD 0.1bn

would result

from
changes in Swiss franc, US dollar and euro

interest rates, respectively.
A parallel shift in yield

curves by –100 basis points

could lead to a combined

increase in annual net

interest income
of approximately USD 0.6bn. Of this increase, approximately USD 1.1bn would result from changes in Swiss franc interest rates,

driven by both

contractual and

assumed flooring

benefits under

negative interest

rates. US dollar

and
euro interest rates would lead to an offsetting

decrease of USD 0.4bn and USD 0.1bn, respectively.
These estimates

are based

on a

hypothetical scenario

of an

immediate change

in interest

rates, equal

across all
currencies

and

relative

to

implied

forward

rates

as

of

31 December

2024
applied

to

our

banking

book.

These
estimates further assume no change to balance sheet size and product mix, stable foreign exchange rates, and no specific management action. These estimates do

not represent net interest income forecasts.
›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book

UBS Group fourth quarter 2024 report |
UBS Group | Group performance

Key figures and personnel
Below is

an overview

of selected

key figures

of the

Group. For

further information

about key

figures related

to
capital management, refer to the “Capital management”

section of this report.

Cost / income ratio: 4Q24 vs 4Q23
The cost / income

ratio was

89.0%, compared

with 105.7%,

and on

an underlying

basis the

cost / income ratio
was 81.9%, compared with 93.0%.

Both of these decreases were

a result of lower operating

expenses and higher
total revenues.

Personnel: 4Q24 vs 3Q24
The number of

internal and

external personnel

employed was

128,983 (workforce

count) as of

31 December 2024,
a net

decrease of

2,694 compared

with 30 September

2024. The

number of

internal personnel

employed as

of
31 December 2024

was 108,648

(full-time equivalents),

a net decrease

of 748 compared

with 30 September

2024.
The number of

external staff

was approximately 20,335

(workforce count)

as of 31

December 2024,

a net decrease
of approximately 1,946 compared with 30 September

2024.

Equity, CET1 capital and returns
As of or for the quarter ended As of or for the year ended
USD m, except where indicated 31.12.24 30.9.24 31.12.23
1
31.12.24 31.12.23
1
Net profit
Net profit / (loss) attributable to shareholders

770

1,425

(279)

5,085

27,366
Equity

Equity attributable to shareholders

85,079

87,025

85,624

85,079

85,624
less: goodwill and intangible assets

6,887

7,048

7,515

6,887

7,515
Tangible equity attributable to shareholders

78,192

79,976

78,109

78,192

78,109
less: other CET1 adjustments

6,825

5,763

107

6,825

107
CET1 capital

71,367

74,213

78,002

71,367

78,002
Returns
Return on equity (%)

3.6

6.7

(1.3)

6.0

36.9
Return on tangible equity (%)

3.9

7.3

(1.4)

6.5

40.8
Underlying return on tangible equity (%)

6.6

9.0

4.8

8.5

4.1
Return on CET1 capital (%)

4.2

7.6

(1.4)

6.7

41.8
Underlying return on CET1 capital (%)

7.2

9.4

4.8

8.7

4.2
1 Comparative-period information

has been revised.

Refer to “Note 2

Accounting for the acquisition

of the Credit Suisse

Group” in the

“Consolidated financial statements”

section of the UBS

Group third quarter
2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.
Common equity tier 1 capital: 4Q24 vs 3Q24
During

the

fourth

quarter

of

2024,

our

common

equity

tier 1

(CET1)

capital

decreased

by

USD 2.8bn

to
USD 71.4bn,

mainly

as

operating

profit

before

tax

of

USD 1.0bn

was

more

than

offset

by

foreign

currency
translation

losses

of

USD 1.8bn,

current

tax

expenses

of

USD 1.0bn,

dividend

accruals

of

USD 0.9bn

and

a
USD 0.2bn

decrease

in

eligible

deferred

tax

assets

on

temporary

differences.

Share

repurchases

of

USD 0.3bn
carried out in

the fourth quarter

of 2024 under

our 2024 share

repurchase program did not

affect our CET1

capital
position,

as

there

was

an

equal

reduction

in

the

capital

reserve

for

potential share

repurchases.

The

remaining
capital reserve for potential share repurchases was fully utilized during the fourth quarter of 2024.
Return on common equity tier 1 capital: 4Q24

vs 4Q23
The annualized return on CET1 capital was 4.2%, compared with negative 1.4%, driven by net profit attributable to

shareholders

compared

with

a

loss

attributable

to

shareholders

in

the

fourth

quarter

of 2023,

as

well

as

a
decrease in

average CET1

capital. On

an underlying

basis the

return on

CET1 capital

was 7.2%,

compared with
4.8%, driven by

an increase in

net profit attributable

to shareholders, as

well as a

decrease in average

CET1 capital.
Risk-weighted assets: 4Q24 vs 3Q24
During

the

fourth

quarter

of

2024,

RWA

decreased

by

USD 20.8bn

to

USD 498.5bn,

driven

by

a

USD 14.6bn
decrease in currency

effects, as well

as a USD 6.6bn

decrease resulting from

asset size

and other movements,

partly
offset by an increase of USD 0.4bn resulting from model updates and methodology changes.
Common equity tier 1 capital ratio: 4Q24 vs 3Q24
Our CET1 capital ratio

was broadly unchanged at

14.3%,

as a USD 2.8bn decrease

in CET1 capital

was offset by
the aforementioned decrease in RWA.

UBS Group fourth quarter 2024 report |
UBS Group | Group performance

Leverage ratio denominator: 4Q24 vs 3Q24
The leverage ratio denominator (the LRD) decreased by USD 88.9bn to USD 1,519.5bn, driven by currency effects of USD 68.9bn,

as well as asset size and other movements

of USD 20.0bn.
Common equity tier 1 leverage ratio: 4Q24

vs 3Q24
Our CET1 leverage ratio increased to 4.7% from

4.6%,

reflecting the aforementioned decrease in the LRD,

partly
offset by a USD 2.8bn decrease in CET1 capital.
Outlook
Investor sentiment remained

positive in

the fourth

quarter of 2024,

driving strong institutional

and private client
activity supported by a constructive

market backdrop that reflected

an increase in investors’ risk

appetite following
the results of the US presidential election.

Constructive market

conditions have

continued into

the first

quarter of

2025 sustained

by the

greater optimism
regarding growth prospects

in the US. However,

investor behavior may

be affected by the

clouded macroeconomic
outlook outside the US, increased uncertainties around global trade, inflation and central bank policies, as well as geopolitics, including the

upcoming elections

in Germany. We

see the markets

as remaining particularly

sensitive to
new developments, positive or negative,

leading to potential spikes in volatility across

all asset classes.

In the first quarter, we expect a

low-to-mid single digit percentage sequential

decline in net interest income

(NII) in
Global Wealth

Management and

around a

10% sequential

decline in

Personal &

Corporate Banking’s

NII, measured
in

Swiss

francs.

Higher

asset

levels

are

expected

to

support

recurring

fee

income

across

our

asset-gathering
businesses. As

we progress

our integration

plans integration-related

expenses are

expected to

be around

USD 1.1bn
and accretion of PPA effects to contribute around

USD 0.5bn to the Group’s total revenues.

We

remain

focused

on

supporting

clients

with

advice

and

solutions

and

continue

to

execute

on

our

priorities,
investing

in

people,

products,

and

capabilities

to

drive

sustainable

long-term

value

for

our

stakeholders

while
maintaining a balance sheet for all seasons.

UBS Group fourth quarter 2024 report |
UBS business divisions and Group Items

UBS business divisions and
Group Items
Management report
Our businesses
We report

five business

divisions, each

of which

qualifies as

an operating

segment pursuant

to IFRS

Accounting
Standards: Global Wealth Management,

Personal & Corporate Banking,

Asset Management, the Investment

Bank,
and Non-core

and Legacy.

Non-core and

Legacy includes

positions and

businesses not

aligned with

our strategy
and policies. Those

consist of the

assets and liabilities

reported as part

of the

former Capital Release

Unit (Credit
Suisse) and certain

assets and liabilities

of the former

Investment Bank (Credit

Suisse), the former

Corporate Center
(Credit Suisse) and other former Credit Suisse business divisions. Non-core and Legacy also includes the remaining assets and

liabilities of

UBS’s Non-core

and Legacy

Portfolio, previously

reported in

Group Functions

(which has
been renamed

Group Items),

and smaller

amounts of

assets and

liabilities of

UBS’s business

divisions that

have been
assessed as not strategic in light of the acquisition

of the Credit Suisse Group.
Our Group functions

are support and

control functions that

provide services to

the Group. Virtually

all costs and
revenues incurred

by the

support and

control functions

are allocated

to the

business divisions,

leaving a

residual
amount, mainly

related to

certain Group

funding and

hedging items,

that we

refer to

as Group

Items in

our segment
reporting.

UBS Group fourth quarter 2024 report |
UBS business divisions and Group Items | Global

Wealth Management

19
Global Wealth Management
Global Wealth Management
1
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.24 30.9.24 31.12.23
2
3Q24 4Q23 31.12.24 31.12.23
2
Results
Net interest income

1,849

1,811

1,871

2

(1)

7,358

7,082
Recurring net fee income
3

3,262

3,235

2,900

1

12

12,625

10,988
Transaction-based income
3

1,041

1,144

955

(9)

9

4,503

3,623
Other income

(32)

10

(172)

(82)

31

(137)
Total revenues

6,121

6,199

5,554

(1)

10

24,516

21,556
Credit loss expense / (release)

(14)

2

(8)

73

(16)

166
Operating expenses

5,268

5,112

5,282

3

0

20,608

17,945
Business division operating profit / (loss) before tax

867

1,085

280

(20)

210

3,924

3,445
Underlying results
Total revenues as reported

6,121

6,199

5,554

(1)

10

24,516

21,556
of which: PPA effects and other integration items
4

200

224

349

(11)

(43)

891

923
of which: PPA effects recognized in net interest income

192

221

321

(13)

(40)

910

873
of which: PPA effects and other integration items recognized in transaction-based income

8

3

28

134

(72)

(19)

49
of which: loss related to an investment in an associate

(21)

(190)

(89)

(21)

(190)
Total revenues (underlying)
3

5,942

5,975

5,395

(1)

10

23,646

20,823
Credit loss expense / (release)

(14)

2

(8)

73

(16)

166
Operating expenses as reported

5,268

5,112

5,282

3

0

20,608

17,945
of which: integration-related expenses and PPA effects
3,5

460

419

502

10

(8)

1,807

1,018
Operating expenses (underlying)
3

4,808

4,693

4,780

2

1

18,802

16,927
of which: expenses for litigation, regulatory and similar matters

100

18

49

465

107

147

122
Business division operating profit / (loss) before tax as reported

867

1,085

280

(20)

210

3,924

3,445
Business division operating profit / (loss) before tax (underlying)
3

1,147

1,280

624

(10)

84

4,860

3,730
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

209.8

17.2

(73.5)

13.9

(30.8)
Cost / income ratio (%)
3

86.1

82.5

95.1

84.1

83.2
Average attributed equity (USD bn)
6

33.6

33.5

33.3

0

1

33.3

29.3
Return on attributed equity (%)
3,6

10.3

13.0

3.4

11.8

11.8
Financial advisor compensation
7

1,400

1,335

1,176

5

19

5,292

4,548
Net new fee-generating assets (USD bn)
3

13.3

14.6

(3.4)

61.7
Fee-generating assets (USD bn)
3

1,816

1,858

1,661

(2)

9

1,816

1,661
Net new assets (USD bn)
3

17.7

24.7

20.1

96.7

128.3
Invested assets (USD bn)
3

4,182

4,259

3,922

(2)

7

4,182

3,922
Loans, gross (USD bn)
8

300.5

311.5

322.1

(4)

(7)

300.5

322.1
Customer deposits (USD bn)
8

470.1

481.9

485.0

(2)

(3)

470.1

485.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,9

0.4

0.4

0.5

0.4

0.5
Advisors (full-time equivalents)

9,803

9,897

10,469

(1)

(6)

9,803

10,469
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

84.0

29.9

(41.1)

30.3

(21.6)
Cost / income ratio (%)
3

80.9

78.5

88.6

79.5

81.3
Return on attributed equity (%)
3,6

13.6

15.3

7.5

14.6

12.7
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after the
reporting period.

2 Comparative figures have been restated for changes in business division perimeters, Group Treasury allocations and Non-core and Legacy cost allocations, resulting in decreases in operating profit before tax of USD 101m for the quarter ended 31 December 2023 and USD 144m for the year ended 31
December 2023. Refer to “Note 3 Segment

reporting” in the “Consolidated financial statements”

section of
the UBS Group third quarter 2024 report, available under

“Quarterly reporting” at ubs.com/investors, for more information about the relevant changes. Certain comparative figures have also been restated

for changes
in the equity attribution

framework. Refer to

“Changes to segment

reporting in 2024” in

the “UBS business divisions

and Group Items”

section and the “Equity

attribution” section of the

UBS Group first quarter
2024 report, available

under “Quarterly reporting”

at ubs.com/investors,

for more information

about the relevant

changes.

3 Refer to “Alternative

performance measures” in

the appendix to

this report for

the
definition and

calculation method.

We started

to report

fee-generating assets

and net

new fee-generating

assets on

a consolidated

basis, including

Credit Suisse

data, from

the fourth

quarter of

2023 onward.

4 Includes accretion of PPA adjustments

on financial instruments and other PPA

effects, as well as temporary

and incremental items directly related to

the integration.

5 Includes temporary, incremental

operating
expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

6 Refer to the “Equity attribution” section of this report
for more information about the equity attribution framework.

7 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.

Consists of cash and deferred compensation
awards and is based on compensable revenues and firm tenure using a formulaic approach. Also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment
that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,683m as of 31 December 2024.

8 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively,

which are

presented in

separate reporting

lines on

the balance sheet.

9 Refer to

the “Risk management

and control”

section of

this report for

more information

about (credit-)impaired
exposures. Excludes loans to financial advisors.
Results: 4Q24 vs 4Q23
Profit

before

tax

increased

by

USD 587m,

or

210%,

to

USD 867m,

mainly

driven

by

higher

total

revenues.
Underlying

profit

before

tax

was

USD 1,147m,

an

increase

of

84%,

after

excluding

from

operating

expenses
USD 460m of

integration-related expenses

and

purchase price

allocation (PPA)

effects,

and

also excluding

from
total revenues USD 200m of PPA effects and a loss of USD 21m related to an investment in an associate.

UBS Group fourth quarter 2024 report |
UBS business divisions and Group Items | Global

Wealth Management

20
Total revenues
Total revenues increased by USD 567m,

or 10%,

to USD 6,121m,

largely driven

by higher

recurring net fee

income,
a decrease

in negative other

income and

higher transaction-based income. Total

revenues included

a USD 149m
decrease in PPA effects. It also included a loss of USD 21m related to an investment in an associate.

Excluding PPA
effects of

USD 200m and

the aforementioned

loss, underlying

total revenues

were

USD 5,942m, an

increase of
10%.
Net interest

income decreased

by USD 22m,

or 1%,

to USD 1,849m

and included

a USD 129m

decrease in

accretion
of PPA

adjustments on financial instruments

and other PPA

effects. The remaining

variance was largely

driven by
improved

deposit

margins

from

repricing

actions,

lower

effects

of

liquidity

and

funding

costs,

and

higher

loan
revenues, mainly as a

result of higher loan margins.

Excluding accretion and other effects, underlying net

interest
income was USD 1,657m, an increase of 7%.
Recurring

net

fee

income

increased

by

USD 362m,

or

12%,

to

USD 3,262m,

mainly

driven

by

positive

market
performance.
Transaction-based income increased by USD 86m, or 9%, to

USD 1,041m, mainly driven by higher levels of

client
activity,

particularly

in

the

Asia

Pacific

and

Americas

regions.

Transaction-based

income

included

a

USD 20m
decrease in accretion of

PPA adjustments on financial instruments

and other PPA effects.

Excluding accretion and
other effects, underlying transaction-based income

was USD 1,034m, an increase of 12%.
Other income was negative

USD 32m, compared with other income

of negative USD 172m. Other

income in the
fourth quarter of

2024 included a

loss of

USD 21m related to

an investment in

an associate, compared

with the
loss of USD 190m recognized in

the fourth quarter of 2023.

Excluding the aforementioned loss, underlying other
income in the fourth quarter of 2024 was negative

USD 11m.
Credit loss expense / release
Net credit loss releases were USD 14m, compared with net credit loss releases of USD 8m in the fourth quarter of
2023.
Operating expenses
Operating

expenses

decreased

by

USD 14m

to

USD 5,268m,

and

included

a

USD 42m

decrease

in

integration-
related

expenses.

The

remaining

variance

was

mainly due

to

the

fourth

quarter

of

2023

including

a

charge of
USD 60m for the special assessment by the US Federal Deposit Insurance Corporation (the FDIC).

These decreases
were

partly

offset

by

higher

underlying

personnel

expenses,

which

resulted

from

higher

financial

advisor
compensation,

reflecting increases in compensable

revenues, and an increase

in provisions for litigation,

regulatory
and similar

matters. Excluding

integration-related expenses

and PPA

effects of

USD 460m, underlying

operating
expenses were USD 4,808m, broadly stable year over year.
Invested assets: 4Q24 vs 3Q24
Invested

assets

decreased

by

USD 77bn

to

USD 4,182bn, mainly

driven

by

negative

foreign

currency

effects

of
USD 76.0bn, negative

market performance

of USD 8.3bn

and by

reclassification of

USD 8.3bn of

certain Credit
Suisse client

assets from

invested assets

to custody-only

assets, partly

offset by

net new

asset inflows

of USD 17.7bn.

Loans: 4Q24 vs 3Q24
Loans decreased by USD 11.0bn to USD 300.5bn, mainly driven by negative foreign currency effects and negative net new loans of USD 0.8bn.
Customer deposits: 4Q24 vs 3Q24
Customer deposits decreased by USD 11.8bn to USD 470.1bn, mainly driven by negative foreign currency effects, partly offset by net new deposits

of USD 2.7bn.

UBS Group fourth quarter 2024 report |
UBS business divisions and Group Items | Global

Wealth Management

21
Regional breakdown of performance measures
As of or for the quarter ended 31.12.24
USD bn, except where indicated Americas
1
Switzerland EMEA Asia Pacific Global
2
Global Wealth
Management
Total revenues (USD m)

2,937

1,004

1,150

842

188

6,121
Operating profit / (loss) before tax (USD m)

214

375

296

271

(289)

867
Operating profit / (loss) before tax (underlying) (USD m)
3

214

375

296

271

(9)

1,147
Cost / income ratio (%)
3

92.4

64.0

75.2

67.5

86.1
Cost / income ratio (underlying) (%)
3

92.4

64.0

75.2

67.5

80.9
Loans, gross

97.6
4

102.9

57.4

41.5

1.0

300.5
Net new loans

1.1

(1.0)

(0.5)

(0.2)

(0.1)

(0.8)
Net new fee-generating assets
3

18.1

(3.5)

(5.3)

4.1

(0.1)

13.3
Fee-generating assets
3

1,062

217

364

172

1

1,816
Net new assets
3

13.7

4.5

1.4

(1.2)

(0.7)

17.7
Net new assets growth rate (%)
3

2.6

2.3

0.8

(0.7)

1.7
Invested assets
3

2,109

749

655

665

5

4,182
Advisors (full-time equivalents)

5,968

1,311

1,520

924

79

9,803
1 Including the following business units: United States

and Canada; and Latin America.

2 Includes minor functions, which

are not included in the four regions

individually presented in this table,

and also includes
impacts from accretion of

PPA adjustments on

financial instruments and other

PPA effects

and integration-related expenses.

3 Refer to “Alternative

performance measures” in the

appendix to this report

for the
definition and calculation method.

4 Loans include customer brokerage receivables,

which are presented in a separate reporting line on the balance sheet.
Regional comments 4Q24 vs 4Q23, except where

indicated

Americas
Profit

before

tax

increased

by

USD 129m

to

USD 214m

and

included

an

increase

in

provisions

for

litigation,
regulatory

and

similar

matters. In

addition,

the

fourth

quarter

of

2023

included

the

aforementioned

charge of
USD 60m for the

special assessment

by the FDIC.

Total revenues increased by USD 362m,

or 14%, to

USD 2,937m,
mainly driven by higher recurring net fee income and transaction-based income, partly offset by lower net interest
income. The cost / income

ratio decreased

to 92.4%

from 96.7%.

Loans increased

1% compared

with the third
quarter of

2024, to

USD 97.6bn, mainly

reflecting positive

net new

loans of

USD 1.1bn. Net

new asset

inflows were
USD 13.7bn.
Switzerland
Profit

before

tax

increased

by

USD 71m

to

USD 375m.

Total

revenues

increased

by

USD 29m,

or

3%,

to
USD 1,004m, mostly driven

by higher transaction-based

income, net interest income

and recurring net fee

income.
The cost / income ratio decreased

to 64.0% from 69.1%.

Loans decreased 8% compared with

the third quarter of
2024,

to USD 102.9bn,

mainly reflecting

negative foreign

currency

effects

and USD 1.0bn

of negative

net new
loans. Net new asset inflows were USD 4.5bn.
EMEA
Profit

before

tax

increased

by

USD 115m

to

USD 296m.

Total

revenues

increased

by

USD 46m,

or

4%,

to
USD 1,150m, mainly

driven by

higher net

interest income

and recurring

net fee

income. The

cost / income ratio
decreased to 75.2% from 83.8%. Loans decreased 4% compared with the third quarter of 2024, to USD 57.4bn, mainly driven by

negative foreign

currency effects and

USD 0.5bn of negative

net new

loans. Net new

asset inflows
were USD 1.4bn.
Asia Pacific
Profit

before

tax

increased

by

USD 211m

to

USD 271m.

Total

revenues

increased

by

USD 107m,

or

15%,

to
USD 842m,

mainly

driven

by

increases

in

transaction-based

income,

net

interest

income

and

recurring

net

fee
income. The cost / income ratio

decreased to 67.5%

from 92.3%. Loans

decreased 3% compared

with the third
quarter of 2024,

to USD 41.5bn, mainly

driven by negative

foreign currency effects and

USD 0.2bn of negative

net
new loans. Net new asset outflows were USD 1.2bn.
Global
Operating loss before tax

was USD 289m, mainly including USD 460m

of the aforementioned integration-related
expenses and

PPA

effects in

operating expenses,

partly offset

by the

aforementioned USD 200m

related to

PPA
effects and a loss of USD 21m related to an investment

in an associate in total revenues.

UBS Group fourth quarter 2024 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

22
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
1
As of or for the quarter ended % change from
As of or for the year
ended
CHF m, except where indicated 31.12.24 30.9.24 31.12.23
2
3Q24 4Q23 31.12.24 31.12.23
2
Results
Net interest income

1,204

1,227

1,320

(2)

(9)

4,987

4,350
Recurring net fee income
3

357

363

332

(1)

8

1,425

1,137
Transaction-based income
3

471

439

431

7

9

1,821

1,591
Other income

(49)

29

(251)

(81)

7

(198)
Total revenues

1,983

2,056

1,832

(4)

8

8,241

6,880
Credit loss expense / (release)

155

71

74

118

110

357

433
Operating expenses

1,305

1,258

1,222

4

7

5,070

3,919
Business division operating profit / (loss) before tax

524

728

537

(28)

(2)

2,814

2,528
Underlying results
Total revenues as reported

1,983

2,056

1,832

(4)

8

8,241

6,880
of which: PPA effects and other integration items
4

227

239

267

(5)

(15)

915

692
of which: PPA effects recognized in net interest income

209

219

235

(4)

(11)

841

609
of which: PPA effects and other integration items recognized in transaction-based income

18

20

31

(11)

(42)

74

83
of which: loss related to an investment in an associate

(54)

(267)

(80)

(54)

(267)
Total revenues (underlying)
3

1,810

1,818

1,833

0

(1)

7,379

6,455
Credit loss expense / (release)

155

71

74

118

110

357

433
Operating expenses as reported

1,305

1,258

1,222

4

7

5,070

3,919
of which: integration-related expenses and PPA effects
3,5

185

170

162

8

14

662

350
of which: items related to the Swisscard transactions
6

37

37
Operating expenses (underlying)
3

1,083

1,088

1,060

0

2

4,371

3,569
of which: expenses for litigation, regulatory and similar matters

0

0

0

1

(8)
Business division operating profit / (loss) before tax as reported

524

728

537

(28)

(2)

2,814

2,528
Business division operating profit / (loss) before tax (underlying)
3

572

659

699

(13)

(18)

2,651

2,453
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(2.4)

(14.3)

6.5

11.3

46.4
Cost / income ratio (%)
3

65.8

61.2

66.7

61.5

57.0
Average attributed equity (CHF bn)
7

18.6

18.9

19.3

(1)

(3)

19.0

15.1
Return on attributed equity (%)
3,7

11.2

15.4

11.1

14.8

16.7
Net interest margin (bps)
3

198

199

209

201

204
Loans, gross (CHF bn)

242.3

244.2

251.8

(1)

(4)

242.3

251.8
Customer deposits (CHF bn)

254.1

252.3

257.8

1

(1)

254.1

257.8
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,8

1.3

1.2

1.0

1.3

1.0
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

(18.2)

(6.8)

38.8

8.1

42.1
Cost / income ratio (%)
3

59.8

59.9

57.8

59.2

55.3
Return on attributed equity (%)
3,7

12.3

13.9

14.5

13.9

16.3
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative figures have been restated for changes in business division perimeters, Group Treasury allocations and Non-core and Legacy cost allocations, resulting in decreases in operating profit before tax of CHF
164m for the quarter ended

31
December 2023 and CHF
296m for the year ended

31
December 2023. Refer to “Note

3 Segment reporting” in the

“Consolidated financial statements” section

of
the UBS Group third quarter 2024 report, available under “Quarterly reporting”

at ubs.com/investors, for more information about the relevant changes. Certain comparative figures have also been restated for changes in the equity attribution framework. Refer to “Changes to segment reporting in

2024” in the “UBS business divisions and Group Items” section and the

“Equity attribution” section of the UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors,

for more information about the relevant changes.

3 Refer to “Alternative

performance measures” in the appendix to this report for the definition
and calculation method.

4 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.

5 Includes temporary,
incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

6 Represents the termination fee
to American Express related

to the expected sale

in 2025 of our

50% holding in Swisscard.

7
Refer to the “Equity

attribution” section of this

report for more information

about the equity attribution

framework.

8 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.
Results : 4Q24 vs 4Q23
Profit before tax decreased by CHF

13m, or 2%, to

CHF 524m, reflecting higher

operating expenses and

net credit
loss expenses,

partly offset

by higher

total revenues.

Underlying profit

before tax

was CHF 572m,

a decrease

of
18%,

after

excluding

from

total

revenues

CHF 227m

of

purchase

price

allocation

(PPA)

effects

and

a

loss

of
CHF 54m related to an investment

in an associate, and also excluding

from operating expenses integration-related
expenses and PPA effects of CHF 185m

and a CHF 37m expense related to the Swisscard transactions.

UBS Group fourth quarter 2024 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

23
Total revenues
Total

revenues

increased

by

CHF 151m,

or

8%,

to

CHF 1,983m, largely

reflecting

a

decrease

in

negative other
income,

partly

offset

by

lower

net

interest

income.

The

change

in

total

revenues

was

also

due

to

a

CHF 40m
decrease

in

PPA

effects.

Total

revenues

included

a

loss

of

CHF 54m

related

to

an

investment

in

an

associate.
Excluding PPA

effects of CHF 227m and

the aforementioned loss, underlying total

revenues were CHF 1,810m, a
decrease of 1%.
Net interest

income decreased

by CHF 116m,

or 9%,

to CHF 1,204m,

and included

a CHF 26m

decrease

in accretion
of PPA

adjustments on

financial instruments

and other

PPA effects.

The remaining

decrease was

mainly due

to lower
deposit margins,

resulting from

both lower

reinvestment

rates and

clients shifting

to lower-margin

deposit products.
Excluding accretion and other effects, underlying

net interest income was CHF 994m, a

decrease of 8%.
Recurring net fee income increased by

CHF 25m, or 8%, to CHF 357m,

mainly due to higher investment product
levels, reflecting positive market performance

and net new inflows. Recurring

net fee income in the fourth quarter
of 2024 was impacted by a

reclassification of recurring net fee income to

transaction-based income as a result of
aligning the Credit Suisse presentation to that of

UBS.
Transaction-based

income

increased

by

CHF 40m,

or

9%,

to

CHF 471m,

mainly

reflecting

the

aforementioned
reclassification

of

recurring net

fee

income

to

transaction-based income,

as

well

as

higher

client

activity

levels.
Transaction-based

income

also

included

a

CHF 13m

decrease

of

accretion

of

PPA

adjustments

on

financial
instruments and other

PPA effects. Excluding

accretion and other

effects, underlying transaction-based

income was
CHF 453m, an increase of 13%.
Other income was

negative CHF 49m,

compared with other

income of negative

CHF 251m in the

fourth quarter

of
2023.

Other

income

in

the

fourth

quarter

of

2024

included

a

loss

of

CHF 54m

related

to

an

investment in

an
associate, compared

with a

loss of

CHF 267m

related to

an investment

in an

associate recognized

in the

fourth
quarter of 2023.

Excluding the aforementioned

loss, underlying other

income in the

fourth quarter of

2024 was
CHF 5m.
Credit loss expense / release
Net credit

loss expenses

were CHF 155m,

mainly reflecting

net credit

loss expenses

of CHF 177m

on credit-impaired
positions

primarily

in

the

legacy

Credit

Suisse

corporate

loan

book,

partly

offset

by

net

credit

loss

releases

of
CHF 22m related to performing positions. These

compared with net credit loss expenses of CHF 74m

in the fourth
quarter of 2023.
Operating expenses
Operating expenses

increased by

CHF 83m, or

7%, to

CHF 1,305m

and included

a CHF 23m

increase in

integration-
related expenses.

Operating expenses in

the fourth quarter

of 2024 also

included a

CHF 37m expense related

to
the Swisscard

transactions.

Excluding integration-related

expenses and

PPA

effects of

CHF 185m, as

well as

the
aforementioned expense of CHF 37m, underlying operating expenses were CHF 1,083m, broadly stable year over year.

UBS Group fourth quarter 2024 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

24
Personal & Corporate Banking – in US dollars
1
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.24 30.9.24 31.12.23
2
3Q24 4Q23 31.12.24 31.12.23
2
Results
Net interest income

1,362

1,429

1,510

(5)

(10)

5,650

4,878
Recurring net fee income
3

404

422

379

(4)

7

1,614

1,272
Transaction-based income
3

532

510

492

4

8

2,061

1,779
Other income

(53)

33

(299)

(82)

10

(241)
Total revenues

2,245

2,394

2,083

(6)

8

9,334

7,687
Credit loss expense / (release)

175

83

85

111

107

404

482
Operating expenses

1,476

1,465

1,398

1

6

5,741

4,394
Business division operating profit / (loss) before tax

595

846

601

(30)

(1)

3,189

2,811
Underlying results
Total revenues as reported

2,245

2,394

2,083

(6)

8

9,334

7,687
of which: PPA effects and other integration items
4

258

278

306

(7)

(16)

1,038

783
of which: PPA effects recognized in net interest income

237

255

270

(7)

(12)

954

688
of which: PPA effects and other integration items recognized in transaction-based income

20

23

36

(14)

(44)

84

94
of which: loss related to an investment in an associate

(59)

(317)

(81)

(59)

(317)
Total revenues (underlying)
3

2,047

2,116

2,094

(3)

(2)

8,355

7,222
Credit loss expense / (release)

175

83

85

111

107

404

482
Operating expenses as reported

1,476

1,465

1,398

1

6

5,741

4,394
of which: integration-related expenses and PPA effects
3,5

209

198

187

6

12

749

398
of which: items related to the Swisscard transactions
6

41

41
Operating expenses (underlying)
3

1,226

1,267

1,210

(3)

1

4,951

3,996
of which: expenses for litigation, regulatory and similar matters

0

0

0

1

(9)
Business division operating profit / (loss) before tax as reported

595

846

601

(30)

(1)

3,189

2,811
Business division operating profit / (loss) before tax (underlying) 3

646

766

800

(16)

(19)

3,000

2,744
Performance measures and other information
Pre-tax profit growth (year-on-year, %) 3

(1.0)

(11.6)

13.7

13.4

55.2
Cost / income ratio (%)
3

65.7

61.2

67.1

61.5

57.2
Average attributed equity (USD bn)
7

21.3

21.8

21.8

(2)

(2)

21.6

16.8
Return on attributed equity (%)
3,7

11.2

15.5

11.0

14.8

16.7
Net interest margin (bps)
3

196

202

209

200

206
Loans, gross (USD bn)

266.9

288.4

299.2

(7)

(11)

266.9

299.2
Customer deposits (USD bn)

279.9

297.9

306.2

(6)

(9)

279.9

306.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,8

1.3

1.2

1.0

1.3

1.0
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

(19.2)

(4.1)

51.2

9.3

51.5
Cost / income ratio (%)
3

59.9

59.9

57.8

59.3

55.3
Return on attributed equity (%)
3,7

12.1

14.1

14.7

13.9

16.3
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative figures have been restated for changes in business division perimeters, Group Treasury allocations and Non-core and Legacy cost allocations, resulting in decreases in operating profit before tax of USD
187m for the quarter ended

31
December 2023 and USD
337m for the year ended

31
December 2023. Refer to “Note 3

Segment reporting” in the “Consolidated

financial statements” section of
the UBS Group third quarter 2024 report, available under “Quarterly reporting”

at ubs.com/investors, for more information about the relevant changes. Certain comparative figures have also been restated for changes in the equity attribution framework. Refer to “Changes to segment reporting in

2024” in the “UBS business divisions and Group Items” section and the

“Equity attribution” section of the UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors,

for more information about the relevant changes.

3 Refer to “Alternative

performance measures” in the appendix to this report for the definition
and calculation method.

4 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.

5 Includes temporary,
incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

6 Represents the termination fee
to American Express related

to the expected sale

in 2025 of our

50% holding in Swisscard.

7
Refer to the “Equity

attribution” section of this

report for more information

about the equity attribution

framework.

8 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

UBS Group fourth quarter 2024 report |
UBS business divisions and Group Items | Asset

Management

25
Asset Management
Asset Management
1
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.24 30.9.24 31.12.23
2
3Q24 4Q23 31.12.24 31.12.23
2
Results
Net management fees
3

709

755

745

(6)

(5)

2,921

2,554
Performance fees

44

46

52

(3)

(15)

149

104
Net gain from disposals

13

72

27

(82)

(53)

113

27
Total revenues

766

873

825

(12)

(7)

3,182

2,686
Credit loss expense / (release)

0

0

(1)

(1)

0
Operating expenses

639

722

704

(12)

(9)

2,663

2,353
Business division operating profit / (loss) before tax

128

151

122

(15)

5

520

332
Underlying results
Total revenues as reported

766

873

825

(12)

(7)

3,182

2,686
Total revenues (underlying)
4

766

873

825

(12)

(7)

3,182

2,686
Credit loss expense / (release)

0

0

(1)

(1)

0
Operating expenses as reported

639

722

704

(12)

(9)

2,663

2,353
of which: integration-related expenses
4

96

86

64

11

49

351

205
Operating expenses (underlying)
4

543

636

639

(15)

(15)

2,312

2,149
of which: expenses for litigation, regulatory and similar matters

1

6

6

7

8
Business division operating profit / (loss) before tax as reported

128

151

122

(15)

5

520

332
Business division operating profit / (loss) before tax (underlying)
4

224

237

186

(6)

20

871

537
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4

5.2

309.1

(1.9)

56.3

(76.2)
Cost / income ratio (%)
4

83.3

82.7

85.3

83.7

87.6
Average attributed equity (USD bn)
5

2.8

2.7

2.6

5

10

2.7

2.3
Return on attributed equity (%)
4,5

18.0

22.4

18.8

19.2

14.1
Gross margin on invested assets (bps)
4

17

20

21

18

19
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
4

20.3

45.5

50.2

62.2

(2.4)
Cost / income ratio (%)
4

70.8

72.8

77.5

72.7

80.0
Return on attributed equity (%)
4,5

31.5

35.2

28.7

32.1

22.8
Information by business line / asset

class
Net new money (USD bn)
4
Equities

30.5

(4.9)

(6.4)

20.7

(4.0)
Fixed Income

4.1

5.3

(5.6)

18.0

17.8
of which: money market

4.3

4.7

1.4

18.5

22.3
Multi-asset & Solutions

(0.5)

(0.6)

0.9

(1.5)

2.2
Hedge Fund Businesses

(2.8)

(0.5)

(1.6)

(3.5)

(4.2)
Real Estate & Private Markets

(0.9)

0.7

0.3

0.1

2.7
Total net new money excluding associates

30.4

0.0

(12.4)

33.8

14.6
of which: net new money excluding money market

26.2

(4.8)

(13.8)

15.4

(7.7)
Associates
6

3.0

2.0

0.1

10.8

1.1
Total net new money

33.4

2.0

(12.2)

44.6

15.7
Invested assets (USD bn)
4
Equities

755

747

644

1

17

755

644
Fixed Income

464

471

445

(1)

4

464

445
of which: money market

157

153

134

3

18

157

134
Multi-asset & Solutions

268

285

274

(6)

(2)

268

274
Hedge Fund Businesses

58

60

57

(3)

3

58

57
Real Estate & Private Markets

143

152

156

(6)

(8)

143

156
Total invested assets excluding associates

1,689

1,714

1,577

(1)

7

1,689

1,577
of which: passive strategies

807

806

715

0

13

807

715
Associates
6

84

83

72

1

16

84

72
Total invested assets

1,773

1,797

1,649

(1)

7

1,773

1,649

UBS Group fourth quarter 2024 report |
UBS business divisions and Group Items | Asset

Management

26
Asset Management (continued)
1
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.24 30.9.24 31.12.23 2 3Q24 4Q23 31.12.24 31.12.23 2
Information by region
Invested assets (USD bn)
4
Americas

443

438

402

1

10

443

402
Asia Pacific
7

224

229

211

(2)

6

224

211
EMEA (excluding Switzerland)

435

403

354

8

23

435

354
Switzerland

670

728

682

(8)

(2)

670

682
Total invested assets

1,773

1,797

1,649

(1)

7

1,773

1,649
Information by channel
Invested assets (USD bn)
4
Third-party institutional

1,008

1,010

939

0

7

1,008

939
Third-party wholesale

169

182

177

(7)

(4)

169

177
UBS’s wealth management businesses

512

522

461

(2)

11

512

461
Associates
6

84

83

72

1

16

84

72
Total invested assets

1,773

1,797

1,649

(1)

7

1,773

1,649
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative figures have been restated for changes in business division perimeters, Group Treasury allocations and Non-core and Legacy cost allocations, resulting in increases in operating profit before tax of USD 7m for the quarter ended 31 December 2023 and USD 14m for the year ended 31
December 2023. Refer to “Note 3

Segment reporting” in the “Consolidated financial

statements” section of the
UBS Group third quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information about the relevant changes.

Certain comparative figures have also been restated for changes in the equity attribution framework. Refer to “Changes to segment reporting in 2024” in the “UBS business divisions and Group Items” section and the “Equity attribution” section of the UBS Group first quarter 2024
report, available under “Quarterly reporting”

at ubs.com/investors,

for more information about the relevant

changes.

3 Net management fees include transaction

fees, fund administration

revenues (including net
interest and trading income from lending activities

and foreign-exchange hedging as part of the fund

services offering), distribution fees, incremental

fund-related expenses, gains or losses from

seed money and co-
investments, funding costs, the

negative pass-through impact of third-party

performance fees, and other items

that are not Asset Management’s

performance fees.

4 Refer to “Alternative

performance measures”
in the appendix to this report for the definition and calculation method.

5 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

6 The invested assets
and net new money amounts reported for associates are prepared in accordance with their local regulatory requirements and practices.

7 Includes invested assets from associates.
Results: 4Q24 vs 4Q23

Profit before tax increased by USD 6m, or 5%, to USD 128m, reflecting lower operating expenses,

partly offset by
a decrease in total revenues.

Profit before tax in the fourth quarter of 2024 included net gains of USD 13m on the
sale of our shareholding in Credit Suisse Investment Partners,

compared with net gains on sale of USD 27m in the
fourth quarter of 2023,

which predominantly related

to the completion of

the sale of a majority

stake in UBS Hana
Asset

Management Co.,

Ltd.

Underlying

profit

before tax

was

USD 224m,

an

increase of

20%, after

excluding
integration-related expenses of USD 96m.
Total revenues
Total revenues decreased by USD 59m,

or 7%, to

USD 766m, mostly

due to lower

net management

fees and lower
net gains on the aforementioned sales.
Net

management fees

decreased by

USD 36m, or

5%, to

USD 709m, with

continued margin

compression,

the
impact of exits

from non-strategic businesses

and negative

foreign currency

effects largely offset

by positive market
performance.
Performance fees decreased

by USD 8m, or 15%,

to USD 44m, mostly due

to the fourth quarter

of 2023 including
the final distribution of fees from

a legacy fund. The remaining variance

was due to decreases in Fixed

Income and
Real Estate & Private Markets, partly offset

by increases in Hedge Fund Businesses.
Operating expenses
Operating expenses

decreased by

USD 65m, or

9%, to

USD 639m, mainly

reflecting lower

personnel expenses,

and
included a USD 32m increase in integration-related expenses. Excluding integration-related expenses of USD 96m,
underlying operating expenses were USD 543m, a decrease

of 15%.
Invested assets: 4Q24 vs 3Q24

Invested

assets

decreased

by

USD 24bn

to

USD 1,773bn,

mainly

reflecting

negative

foreign

currency

effects

of
USD 72bn, partly offset by

net new money of USD

33bn and positive market

performance of USD 16bn. Excluding
money market flows and associates, net

new money was USD 26bn, driven

by a USD 39bn institutional inflow in
passive equities.

UBS Group fourth quarter 2024 report

|
UBS business divisions and Group Items | Investment

Bank

27
Investment Bank
Investment Bank
1
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.24 30.9.24 31.12.23
2
3Q24 4Q23 31.12.24 31.12.23
2
Results
Advisory

260

220

191

18

36

907

751
Capital Markets

612

516

649

19

(6)

2,547

1,668
Global Banking

872

736

840

19

4

3,454

2,418
Execution Services
3

471

440

351

7

34

1,719

1,354
Derivatives & Solutions
3

683

964

507

(29)

35

3,478

2,951
Financing

723

506

442

43

64

2,297

1,980
Global Markets

1,877

1,910

1,301

(2)

44

7,494

6,285
of which: Equities

1,448

1,432

1,006

1

44

5,588

4,550
of which: Foreign Exchange, Rates and Credit

429

477

295

(10)

45

1,906

1,735
Total revenues

2,749

2,645

2,141

4

28

10,948

8,703
Credit loss expense / (release)

63

9

48

638

32

97

190
Operating expenses

2,207

2,231

2,283

(1)

(3)

8,934

8,585
Business division operating profit / (loss) before tax

479

405

(190)

18

1,917

(72)
Underlying results
Total revenues as reported

2,749

2,645

2,141

4

28

10,948

8,703
of which: PPA effects
4

202

185

277

10

(27)

989

583
of which: PPA effects recognized in Global Banking revenue line

197

180

275

9

(28)

972

580
Total revenues (underlying)
5

2,547

2,461

1,864

3

37

9,958

8,120
Credit loss expense / (release)

63

9

48

638

32

97

190
Operating expenses as reported

2,207

2,231

2,283

(1)

(3)

8,934

8,585
of which: integration-related expenses
5

174

156

167

12

4

717

697
Operating expenses (underlying)
5

2,032

2,076

2,116

(2)

(4)

8,217

7,889
of which: expenses for litigation, regulatory and similar matters

12

(1)

13

(12)

9

78
Business division operating profit / (loss) before tax as reported

479

405

(190)

18

1,917

(72)
Business division operating profit / (loss) before tax (underlying)
5

452

377

(300)

20

1,644

42
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
5
n.m. n.m. n.m. n.m. n.m.
Cost / income ratio (%)
5

80.3

84.4

106.6

81.6

98.6
Average attributed equity (USD bn)
6

17.3

17.0

16.8

1

3

17.1

15.9
Return on attributed equity (%)
5,6

11.1

9.5

(4.5)

11.2

(0.5)
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
5
n.m. n.m. n.m. n.m.

(97.9)
Cost / income ratio (%) 5

79.8

84.4

113.5

82.5

97.1
Return on attributed equity (%)
5,6

10.5

8.8

(7.1)

9.6

0.3
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative figures have been restated for changes in business division perimeters, Group Treasury

allocations and Non-core and Legacy cost allocations, resulting in increases in operating loss
before tax of USD 21m for the quarter ended 31 December 2023 and USD 28m for the year ended 31
December 2023. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of the
UBS Group third quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information about the relevant changes. Certain comparative figures have also been restated for changes in the equity attribution framework. Refer to “Changes to segment reporting in 2024”

in the “UBS business divisions and Group Items” section and the “Equity attribution” section of the UBS Group first quarter 2024
report, available

under “Quarterly

reporting” at

ubs.com/investors,

for more

information about

the relevant

changes.

3 Comparative

figures for

the quarter

ended 31

December 2023

and for

the year

ended
31 December 2023 have been

restated as a result

of the shift of the

foreign exchange products that

are traded over electronic

platforms from Execution

Services to Derivatives &

Solutions. The

restatement had no
effect on total Global Markets revenues.

4 Includes accretion of PPA adjustments on financial

instruments and other PPA effects.

5 Refer to “Alternative performance

measures” in the appendix to this report for
the definition and calculation method.

6 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

UBS Group fourth quarter 2024 report

|
UBS business divisions and Group Items | Investment

Bank

28
Results: 4Q24 vs 4Q23
Profit before

tax was

USD 479m, compared

with a

loss before

tax of

USD 190m in

the fourth

quarter of

2023,
mainly due

to higher

total revenues and

lower operating expenses.

Underlying profit

before tax

was USD 452m,
after excluding

USD 202m

of purchase

price allocation

(PPA) effects

and USD 174m

of integration-related

expenses.
Total revenues
Total revenues increased by

USD 608m, or

28%, to

USD 2,749m, due

to higher

Global Markets

and Global

Banking
revenues, and

included a

USD 75m decrease

in PPA

effects. Underlying

total revenues,

excluding PPA

effects of
USD 202m, were USD 2,547m, an increase of 37%.
Global Banking
Global Banking revenues increased

by USD 32m, or 4%,

to USD 872m, despite a USD 78m

decrease in accretion
of PPA

adjustments on

financial instruments

and other

PPA

effects.

Excluding such

accretion and

other effects,
underlying Global Banking revenues increased by USD 109m,

or 19%.

Advisory revenues

increased by

USD 69m, or

36%, to

USD 260m, mainly

due to

higher merger

and acquisition
transaction revenues, which increased by

USD 63m, or 41%.

Capital Markets revenues decreased

by USD 37m to USD 612m,

including a USD 78m decrease

in accretion of PPA
adjustments on financial instruments

and other PPA effects. Excluding

such accretion and other effects,

underlying
Capital Markets revenues increased by USD 40m,

or 11%, primarily driven by Leveraged Capital

Markets.

Global Markets
Global Markets revenues

increased by USD 576m,

or 44%, to

USD 1,877m, driven

by higher Financing,

Derivatives
& Solutions and Execution Services revenues.
Execution

Services

revenues

increased

by

USD 120m,

or

34%,

to

USD 471m,

mainly

due

to

increases

in

Cash
Equities across all regions.
Derivatives &

Solutions revenues

increased by

USD 176m, or

35%, to

USD 683m, with

increases across

all products,
mostly driven by Foreign Exchange and Equity

Derivatives.
Financing revenues

increased by

USD 281m, or

64%, to

USD 723m, with

increases across

all products,

led by

Equity
Financing.
Equities
Global

Markets

Equities

revenues

increased

by

USD 442m,

or

44%,

to

USD 1,448m,

driven

by

increases

in

all
products, led by Financing and Cash Equities.
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange,

Rates

and

Credit

revenues

increased

by

USD 134m,

or

45%,

to

USD 429m,
driven by increases in all products, led by Foreign Exchange.
Credit loss expense / release
Net credit loss expenses increased by USD 15m

to USD 63m.
Operating expenses
Operating

expenses

decreased

by

USD 76m,

or

3%,

to

USD 2,207m,

largely

due

to

a

decrease

in

personnel
expenses.

Operating expenses included a USD 7m increase

in integration-related expenses. Excluding integration-
related expenses of

USD 174m,

underlying operating

expenses were USD 2,032m,

a decrease of USD 84m,

or 4%.

UBS Group fourth quarter 2024 report |
UBS business divisions and Group Items | Non-core

and Legacy

29
Non-core and Legacy
Non-core and Legacy
1
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.24 30.9.24 31.12.23
2
3Q24 4Q23 31.12.24 31.12.23
2
Results
Total revenues

(58)

262

145

1,605

697
Credit loss expense / (release)

6

28

15

(77)

(57)

69

193
Operating expenses

858

837

1,787

3

(52)

3,512

5,091
Operating profit / (loss) before tax

(923)

(603)

(1,657)

53

(44)

(1,976)

(4,587)
Underlying results
Total revenues as reported

(58)

262

145

1,605

697
Total revenues (underlying)
3

(58)

262

145

1,605

697
Credit loss expense / (release)

6

28

15

(77)

(57)

69

193
Operating expenses as reported

858

837

1,787

3

(52)

3,512

5,091
of which: integration-related expenses
3

317

270

750

17

(58)

1,154

1,775
Operating expenses (underlying)
3

541

567

1,037

(5)

(48)

2,359

3,316
of which: expenses for litigation, regulatory and similar matters

(20)

(91)

(33)

(78)

(39)

(300)

637
Operating profit / (loss) before tax as reported

(923)

(603)

(1,657)

53

(44)

(1,976)

(4,587)
Operating profit / (loss) before tax (underlying)
3

(606)

(333)

(907)

82

(33)

(822)

(2,812)
Performance measures and other information
Average attributed equity (USD bn)
4

8.7

8.5

9.5

2

(8)

9.5

6.0
Risk-weighted assets (USD bn)

41.4

44.8

74.0

(8)

(44)

41.4

74.0
Leverage ratio denominator (USD bn)

53.5

69.0

168.5

(22)

(68)

53.5

168.5
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after the
reporting period.

2 Comparative figures have been restated for changes in business division perimeters, Group Treasury allocations and Non-core and Legacy cost allocations, resulting in decreases in operating loss before tax of USD 69m for the quarter ended 31 December 2023 and USD 154m for the year ended 31 December 2023. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of the
UBS Group third quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information about the relevant changes.

Certain comparative figures have also been restated for changes in the equity attribution framework. Refer to “Changes to segment reporting in 2024” in the “UBS business divisions and Group Items” section and the “Equity attribution” section of the UBS Group first quarter 2024
report, available under “Quarterly reporting” at ubs.com/investors,

for more information about the relevant changes.

3 Refer to “Alternative performance

measures” in the appendix to this report for the definition
and calculation method.

4 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

Composition of Non-core and Legacy
USD bn RWA Total assets LRD
31.12.24 30.9.24 31.12.24 30.9.24 31.12.24 30.9.24
Exposure category
Equities

0.9

1.0

2.6

4.5

2.0

4.2
Macro

4.4

4.7

26.3

33.6

10.2

14.4
Loans

2.8

4.4

3.2

4.3

4.0

6.0
Securitized products

5.2

6.4

7.4

7.8

8.8

10.4
Credit

0.3

0.4

0.2

0.2

0.2

0.7
High-quality liquid assets

27.2

31.7

27.2

31.7
Operational risk

27.1

27.1
Other

0.7

0.8

1.4

3.0

1.1

1.6
Total

41.4

44.8

68.3

85.1

53.5

69.0
Results: 4Q24 vs 4Q23
Loss before

tax was

USD 923m, compared

with a

loss before

tax of

USD 1,657m in

the fourth

quarter of

2023.
Underlying

loss

before

tax was

USD 606m,

a

decrease

of

33%,

after

excluding

integration-related expenses

of
USD 317m.
Total revenues
Total revenues were negative USD 58m,

compared with total

revenues of USD 145m

in the fourth

quarter of

2023,
mainly due to lower net interest income as a result

of portfolio reductions and also due to lower trading

revenues,
mainly reflecting lower gains on disposals compared with the fourth quarter of 2023. These decreases were partly
offset by lower funding costs.

UBS Group fourth quarter 2024 report |
UBS business divisions and Group Items | Non-core

and Legacy

30
Credit loss expense / release
Net credit loss expenses decreased by USD 9m to USD 6m and mainly reflected net credit loss expenses on credit-
impaired positions with a small number of corporate

counterparties.

Operating expenses
Operating

expenses

decreased

by

USD 929m,

or

52%,

to

USD 858m,

mainly

due

to

a

USD 433m

decrease

in
integration-related expenses, which included a

decrease in real

estate expenses,

and also due

to lower personnel
expenses

and

technology

expenses.

Excluding

integration-related expenses

of

USD 317m,

underlying

operating
expenses in the fourth quarter of 2024 were USD 541m,

a decrease of 48%.
Risk-weighted assets and leverage ratio denominator:

4Q24 vs 3Q24
Risk-weighted assets (RWA)

decreased by USD 3.4bn

to USD 41.4bn,

and the leverage

ratio denominator (the

LRD)
decreased

by

USD 15.5bn

to

USD 53.5bn.

The

active

unwinding

of

Non-core

and

Legacy

assets

resulted

in

a
decrease in RWA, mainly related to the loan

and securitized product portfolios, and a decrease in the LRD, mainly driven by the changes in the high-quality

liquid asset, macro,

equity and loan portfolios.
Group Items
Group Items
1
As of or for the quarter ended % change from
As of or for the year
ended
USD m 31.12.24 30.9.24 31.12.23
2
3Q24 4Q23 31.12.24 31.12.23
2
Results
Total revenues

(188)

(39)

107

382

(975)

(495)
Credit loss expense / (release)

0

0

(2)

(2)

6
Operating expenses

(88)

(84)

16

5

(220)

438
Operating profit / (loss) before tax

(100)

45

93

(752)

(938)
Underlying results
Total revenues as reported

(188)

(39)

107

382

(975)

(495)
of which: PPA effects and other integration items
3

(4)

(25)

12

(82)

(41)

(9)
Total revenues (underlying)
4

(184)

(14)

95

(933)

(486)
Credit loss expense / (release)

0

0

(2)

(2)

6
Operating expenses as reported

(88)

(84)

16

5

(220)

438
of which: integration-related expenses
4

(1)

(11)

109

(95)

(12)

451
of which: acquisition-related costs

(1)

202
Operating expenses (underlying)
4

(88)

(74)

(92)

19

(5)

(208)

(215)
of which: expenses for litigation, regulatory and similar matters

6

0

(28)

9

(27)
Operating profit / (loss) before tax as reported

(100)

45

93

(752)

(938)
Operating profit / (loss) before tax (underlying)
4

(96)

60

189

(723)

(277)
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative figures have

been restated for changes in

business division perimeters, Group

Treasury allocations and

Non-core and Legacy cost

allocations, resulting in an

increase in operating
profit before tax of USD 233m for the quarter ended 31
December 2023 and a decrease in operating

loss before tax of USD
341m for the year ended 31
December 2023. Refer to “Note 3 Segment reporting”

in the
“Consolidated financial

statements” section

of the

UBS Group

third quarter

2024 report,

available

under “Quarterly

reporting” at

ubs.com/investors,

for more

information about

the relevant

changes.

Certain
comparative figures have also been restated for changes

in the equity attribution framework. Refer to “Changes

to segment reporting in 2024” in the “UBS

business divisions and Group Items” section and

the “Equity
attribution” section of the UBS Group first quarter 2024 report, available under

“Quarterly reporting” at ubs.com/investors, for more information about the relevant changes.

3 Includes accretion of PPA adjustments
on financial instruments and other PPA

effects, as well as temporary

and incremental items directly related to

the integration.

4 Refer to “Alternative

performance measures” in the appendix to

this report for the
definition and calculation method.
Results: 4Q24 vs 4Q23
Loss before

tax was

USD 100m, compared

with a

profit before

tax of

USD 93m. Underlying loss

before tax

was
USD 96m, after

excluding from

total revenues

negative USD 4m

of purchase

price allocation

(PPA) effects and

other
integration items

and also

excluding from

operating expenses

negative USD 1m

of integration-related

expenses.
This

compared

with

an

underlying

profit

before

tax

of

USD 189m,

after

excluding

from

operating

expenses
USD 108m of

integration-related expenses

and

acquisition-related costs

and

also

excluding from

total

revenues
USD 12m of PPA effects and other integration items.
Income from Group hedging and own debt, including hedge accounting ineffectiveness, decreased by USD 258m to net

USD 10m, compared

with net

income of

USD 268m. The

net income

in the

fourth quarter

of

2024 was
driven by mark-to-market effects on own credit

and portfolio-level economic hedges.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet

31
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
32
Risk management and control
32
Credit risk
34
Market risk
36
Country risk
36
Non-financial risk
37
Capital management
39
Total

loss-absorbing capacity
42
Risk-weighted assets
44
Leverage ratio denominator
45
Equity attribution
46
Liquidity and funding management
46
Strategy, objectives and governance
46
Liquidity coverage ratio
46
Net stable funding ratio
47
Balance sheet and off-balance sheet
47
Balance sheet assets
47
Balance sheet liabilities
48
Equity
48
Off-balance sheet

Share information and earnings per share

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

32
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with

the “Risk

management and

control” section

of the

UBS Group

Annual Report

2023, available
under “Annual

reporting” at
ubs.com/investors
, and

the “Recent

developments” section of

this report

for more
information about the integration of Credit

Suisse.
Credit risk

Overall banking products exposure
Overall banking

products exposure

decreased by

USD 63bn to

USD 1,002bn as

of 31 December

2024, primarily
reflecting currency effects and negative net new loans in Personal &

Corporate Banking.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “Group performance” section of this report for more information about credit loss expense / release
Overall traded products exposure
Overall traded products exposure increased by

USD 6bn to USD 66bn as of

31 December 2024, primarily

driven by
an increase in

over-the-counter derivatives exposure in

the Investment Bank

due to new transactions

and market
movements.
Loan underwriting
In the Investment Bank, mandated loan underwriting

commitments on a notional basis increased by USD 0.3bn

to
USD 4.6bn as of 31 December

2024, driven by new mandates,

partly offset by deal syndications

and cancellations.
As of 31 December 2024, USD 0.2bn of these commitments had not been distributed as originally planned. As of
31 December 2024, Non-core and Legacy had no loan

underwriting commitments.
Loan underwriting exposures

in the Investment

Bank are classified

as held for

trading, with

fair values reflecting

the
market conditions

at the

end of

the quarter.

Credit hedges

are in place

to help

protect against

fair value

movements
in the portfolio.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

33
Banking and traded products exposure in the business divisions and Group Items
31.12.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products exposure, gross
1,2

452,053

424,994

1,530

72,964

33,150

17,478

1,002,169
of which: loans and advances to customers (on-balance sheet)

295,856

266,869

9

17,497

1,163

551

581,944
of which: guarantees and irrevocable loan commitments (off-balance sheet)

18,978

46,986

5

34,516

2,211

17,164

119,859
Committed unconditionally revocable credit lines
3

79,460

65,749

0

452

4

0

145,665
Traded products exposure, gross
2,4

14,900

5,034

0

46,076

66,009
of which: over-the-counter derivatives

11,705

4,594

0

17,371

33,670
of which: securities financing transactions

186

0

0

18,352

18,538
of which: exchange-traded derivatives

3,009

440

0

10,353

13,802
Total credit-impaired exposure, gross

1,397

3,714

0

595

930

0

6,637
of which: stage 3

1,324

3,358

0

549

69

0

5,300
of which: PCI

73

356

0

46

861

0

1,337
Total allowances and provisions for expected credit losses

292

1,512

0

379

318

6

2,507
of which: stage 1

97

269

0

110

4

6

487
of which: stage 2

68

247

0

142

2

0

459
of which: stage 3

121

960

0

124

48

0

1,253
of which: PCI

7

36

0

2

264

0

309
30.9.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products exposure, gross 1,2

471,513

449,650

1,671

88,207

33,493

20,529

1,065,063
of which: loans and advances to customers (on-balance sheet)

306,747

288,387

14

18,503

1,758

2,308

617,718
of which: guarantees and irrevocable loan commitments (off-balance sheet)

19,348

47,158

10

34,539

2,922

17,977

121,955
Committed unconditionally revocable credit lines
3

73,443

76,620

0

3,018

4

0

153,085
Traded products exposure, gross
2,4

14,834

4,258

0

40,420

59,512
of which: over-the-counter derivatives

10,877

3,681

0

9,585

24,143
of which: securities financing transactions

205

0

0

18,696

18,901
of which: exchange-traded derivatives

3,752

577

0

12,139

16,468
Total credit-impaired exposure, gross

1,442

3,695

0

398

1,098

0

6,633
of which: stage 3

1,327

3,316

0

351

163

0

5,157
of which: PCI

115

379

0

47

935

0

1,475
Total allowances and provisions for expected credit losses

317

1,393

0

328

385

7

2,431
of which: stage 1

125

319

0

122

6

7

579
of which: stage 2

69

265

0

99

3

0

436
of which: stage 3

118

807

0

106

116

0

1,147
of which: PCI

5

2

0

2

261

0

269
1 IFRS 9 gross exposure

for banking products includes

the following financial instruments

in scope of expected

credit loss measurement: balances

at central banks,

amounts due from banks,

loans and advances

to
customers, other

financial assets at

amortized cost,

guarantees and

irrevocable loan commitments.

2 Internal management

view of credit

risk, which

differs in certain

respects from

IFRS Accounting

Standards.

3 Commitments that can be canceled by UBS at any time but expose UBS to credit risk if the client has the ability to draw the facility before UBS can take action. These commitments are subject to expected credit loss requirements.

4 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment

Bank, Non-core and Legacy, and Group Items is provided.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

34
Market risk
The UBS

Group excluding

certain legacy

Credit Suisse components

continued to maintain

generally low levels

of
management value-at-risk

(VaR). Average management

VaR (1-day, 95% confidence level) decreased marginally

to
USD 11m from USD 12m in

the fourth quarter of

2024. There were no new

negative backtesting exceptions

in the
fourth quarter of 2024.

The number of negative backtesting

exceptions within the most recent

250-business-day
window remained at zero.
Average

management VaR

(1-day,

98%

confidence level)

of

the

legacy

Credit

Suisse

components decreased

to
USD 6m from USD 11m in the fourth quarter of 2024,

driven by continued strategic migration of positions to

UBS
and reductions

in Non-core

and Legacy.

In the

fourth quarter

of 2024,

the aforementioned

legacy Credit

Suisse
components

had

one

new

negative

backtesting

exception,

driven

by

Non-core

and

Legacy.

Of

the

previously
reported backtesting exceptions,

one backtesting exception is no

longer in the 250-business-day window,

and one
backtesting

exception,

related

to

exit

cost

reserves,

no

longer

counts

toward

the

total

number

of

negative
backtesting exceptions

relevant for

the capital

multiplier.

As a

result, the

number of

negative backtesting

exceptions
within the most recent 250-business-day window decreased

to three from four.
As the number of

negative backtesting exceptions for both

the UBS Group excluding

certain legacy Credit Suisse
components and

the aforementioned

legacy Credit

Suisse components

remained below

five, the

Swiss Financial
Market Supervisory Authority (FINMA) VaR multiplier derived from negative backtesting exceptions for market risk risk-weighted assets was unchanged compared

with the prior quarter, at 3.0.
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of the business divisions and Group Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

2

0

2

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

3

15

10

10

2

14

8

4

6
Non-core and Legacy

1

1

1

1

0

1

1

0

0
Group Items

5

12

6

6

1

5

3

1

0
Diversification effect
3,4

(8)

(7)

(1)

(5)

(4)

(1)

0
Total as of 31.12.24

5

17

11

11

2

17

10

4

6
Total as of 30.9.24

7

19

15

12

3

16

10

4

5
Management value-at-risk (1-day, 98% confidence, 2 years of historical data) of certain legacy Credit Suisse components of the business divisions and Group Items, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

1

1

1

1

0

0

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

1

3

1

2

1

0

1

0

0
Non-core and Legacy

4

8

4

6

1

2

5

0

0
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
3,4

(1)

(1)

(1)

0

(1)

0

0
Total as of 31.12.24

5

9

5

6

2

3

5

1

0
Total as of 30.9.24

9

14

9

11

4

4

9

1

0
1 Legacy Credit

Suisse components not

included in the

UBS Group

management VaR

predominantly reflect the

portfolio in Non-core

and Legacy.

These positions

continue to be

managed on legacy

Credit Suisse
infrastructure based on legacy

Credit Suisse management VaR

methodology until full migration

of these positions to

UBS infrastructure or liquidation

of the positions. This

process is ongoing, and the

management
VaR of the legacy Credit Suisse components is expected to continue decreasing over time.

2 Statistics at individual levels may not be summed

to deduce the corresponding aggregate figures. The minima and maxima for each level

may occur on

different days,

and, likewise,

the VaR

for each business

line or risk

type, being

driven by the

extreme loss tail

of the corresponding

distribution of simulated

profits and losses

for that
business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.

3 The difference between the sum of the
standalone VaR for the business divisions and Group Items and the total VaR.

4 As the minima and maxima for different business divisions and Group Items occur on different days,

it is not meaningful to calculate
a portfolio diversification effect.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

35
Economic value of equity and net interest income

sensitivity
The economic value of equity

(EVE) sensitivity in the UBS

Group banking book to a

+1-basis-point parallel shift in
yield

curves

was

negative

USD 37.3m

as

of

31 December

2024,

compared

with

negative

USD 37.2m

as

of
30 September 2024. This excluded

the sensitivity of USD 5.5m from additional tier 1 (AT1)

capital instruments (as
per specific FINMA requirements)

in contrast to general

Basel Committee on

Banking Supervision (BCBS)

guidance.

The majority of our interest rate risk in the banking book was a reflection of the net asset duration that we ran to offset our modeled

sensitivity of

net USD 29.4m

(30 September 2024:

USD 28.0m) assigned

to our equity,

goodwill
and

real

estate,

with

the aim

of

generating

a

stable

net

interest

income

contribution. Of

this,

USD 17.1m and
USD 10.6m were

attributable to

the US dollar

and

the Swiss

franc portfolios,

respectively,

(30 September 2024:
USD 17.2m and USD 9.0m, respectively).
In addition to

the aforementioned

sensitivity, we

calculate the

six interest

rate shock

scenarios prescribed

by FINMA.
The “Parallel

up” scenario,

assuming all

positions were

measured at

fair value,

was the

most severe

and would

have
resulted in

a change in

EVE of negative

USD 6.7bn, or 7.6%,

of our

tier 1 capital

(30 September 2024: negative
USD 6.8bn, or 7.5%),

which is well

below the 15%

threshold set in

the BCBS supervisory

outlier test for

high levels
of interest rate risk in the banking book.
The immediate effect on our tier 1 capital in the “Parallel up” scenario as of 31 December 2024 would have been a decrease of

approximately USD 0.9bn,

or 1.0%, (30 September 2024:

USD 0.7bn, or 0.8%), reflecting

the fact
that the vast majority of our banking book is accrual accounted or subject to hedge accounting.

The “Parallel up”
scenario would subsequently have a positive effect

on net interest income, assuming a constant

balance sheet.
As the overall interest rate risk sensitivity shows a greater impact from slower asset repricing compared with faster
liabilities repricing, the “Parallel

down“ scenario was the

most beneficial and would

have resulted in

a change in
EVE of positive USD 7.2bn (30 September 2024: positive USD 7.3bn) and a small positive immediate effect on our tier 1 capital.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”

section of the UBS Group
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book
Interest rate risk – banking book
31.12.24
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(10.5)

(1.4)

(0.3)

(24.6)

(0.5)

(37.3)

5.5

(31.7)
Parallel up
2

(1,509.7)

(263.7)

(65.5)

(4,758.9)

(95.6)

(6,693.4)

1,000.4

(5,693.0)
Parallel down
2

1,643.9

295.9

76.2

5,068.6

101.1

7,185.8

(1,173.0)

6,012.8
Steepener
3

(749.1)

(10.4)

(12.7)

(1,255.4)

(9.7)

(2,037.3)

168.0

(1,869.3)
Flattener
4

464.0

(33.3)

(0.2)

161.0

(10.5)

581.0

61.0

642.1
Short-term up
5

(149.4)

(112.2)

(22.8)

(1,820.7)

(46.1)

(2,151.1)

484.4

(1,666.7)
Short-term down
6

132.6

112.2

23.3

1,931.8

46.6

2,246.5

(504.4)

1,742.2
30.9.24
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(8.8)

(1.3)

(0.2)

(26.4)

(0.4)

(37.2)

6.1

(31.1)
Parallel up
2

(1,262.3)

(258.0)

(43.1)

(5,123.1)

(102.4)

(6,788.9)

1,100.8

(5,688.1)
Parallel down
2

1,382.8

272.4

63.9

5,450.8

94.4

7,264.2

(1,295.4)

5,968.8
Steepener
3

(548.7)

(14.2)

(12.0)

(1,328.7)

(15.5)

(1,919.2)

198.2

(1,721.0)
Flattener
4

303.5

(28.3)

4.0

155.7

(7.4)

427.4

53.2

480.5
Short-term up
5

(188.9)

(104.4)

(13.8)

(1,974.3)

(43.5)

(2,325.0)

521.3

(1,803.7)
Short-term down
6

186.8

102.9

13.2

2,088.0

44.5

2,435.4

(542.6)

1,892.8
1 Economic value

of equity.

2 Rates across all

tenors move by ±150

bps for Swiss

franc, ±200 bps for

euro and US

dollar, and

±250 bps for pound

sterling.

3 Short-term rates

decrease and long-term rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

36
Country risk
We remain

watchful of

a range

of geopolitical

developments and

political changes

in a

number of

countries, as
well as international tensions arising from

the Russia–Ukraine war and

global trade relations,

and we continue to
monitor conflicts

in the

Middle East.

As of

31 December

2024, our

direct exposure

to Israel

was less

than USD 0.5bn
and our

direct exposure

to Gulf

Cooperation Council countries

was less

than USD 5bn,

while direct

exposure to
Egypt and Jordan was

limited, and there

was no direct

exposure to Iran, Iraq,

Lebanon or Syria.

Our direct exposure
to

Russia

as

of

31 December

2024

was

less

than

USD 0.5bn,

and

our

direct

exposure

to

Belarus

and

Ukraine
remained immaterial.

Potential second-order

impacts, such as

European energy security, continue to

be monitored.
Inflation has abated

to some extent

in major Western

economies, although there

are still concerns

regarding future
developments, and central banks’ monetary

policies are in the spotlight. In

China, stress in the property sector

and
strained local

government finances

continue to

have an

adverse impact

on economic

growth, raising

the risk

of
financial instability. This

combination of factors

translates into

a more

uncertain and volatile

environment, which
increases the risk of financial market disruption.
We continue to monitor

potential trade policy

disputes, as well as

economic and political

developments in addition
to those

mentioned above. As

of 31 December

2024, our

exposure to

emerging-market countries was

less than
10% of our total country exposure and mainly to

certain countries in Asia.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2024, which will be available as of 17 March 2025 under “Annual reporting” at ubs.com/investors , for more information
Non-financial risk
Compliance risk
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct

are

of critical

importance to

us,

therefore

we maintain

a

conduct risk

framework across

our
activities, which is designed to align our standards and

conduct with these objectives and to retain momentum

on
fostering a strong culture.
Suitability risk,

product selection,

cross-divisional service

offerings, quality

of advice

and price

transparency continue
to be

areas of

heightened focus for

UBS and

for the

industry as a

whole. Cross-border

risk (including

the risk

of
unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for

global

financial

institutions,
including a

focus on

market access,

such as

third-country market

access into

the European

Economic Area.

We
maintain

a

series

of

controls designed

to

address

these

risks,

and

we

are

increasing the

number

of

automated
controls, thereby increasing overall control coverage.
Reputational

risk,

regulatory

fragmentation

related

to

environmental,

social

and

governance

topics,

and

the
elevated risk of greenwashing arising from our service offering,

disclosures and commitments remain key risks for
2025.
Financial crime risk
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and

corruption,
presents a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues.

An effective financial crime prevention

program therefore remains essential,

and we continue to focus on

strategic
enhancements

to

our

global

anti-money-laundering

(AML),

know-your-client

and

sanctions

programs.

Money
laundering and

financial fraud techniques

are becoming increasingly

sophisticated, and

geopolitical volatility

makes
the sanctions landscape more

complex. The extensive and

continuously evolving sanctions arising

from the Russia–
Ukraine war

require constant

attention to

prevent circumvention

risks, while

conflicts in

the Middle

East may

further
increase terrorist-financing risks.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

37
Operational risk
There is an

increased risk

of cyber-related operational

disruption to

business activities

at our

locations and / or

those
of third-party

suppliers due

to the

Group operating

a more

complex set

of legal

entities since

the acquisition

of
Credit Suisse and the increasingly

dynamic threat environment, which is

intensified by current geopolitical factors
and evidenced by continuing high

volumes of, and the

increasing sophistication of, cyberattacks against financial institutions globally and on third-party service providers.

The

increasing

interest

in

data-driven

advisory

processes

and

the

use

of

artificial

intelligence

(AI)

and

machine
learning are opening up new questions related

to the fairness of AI

algorithms, data life-cycle management, data
ethics, data privacy and security, and records

management.
We remain on

heightened alert to

respond to and

mitigate elevated cyber-

and information-security threats, and
we continue to invest in improving our technology infrastructure and information-security governance to improve our

defense,

detection

and

response

capabilities

against

attacks.

In

addition,

we

are

implementing

a

global
framework

designed

to

drive

enhancements

in

operational

resilience

across

all

business

divisions

and

relevant
jurisdictions,

as

well

as

working

with

the

third-party

service

providers

that

are

of

critical

importance

to

our
operations to assess their operational resilience

against our standards.
Legal entity

integration, including

that of

existing Credit

Suisse businesses,

and the

closing of

legacy businesses
introduce operational

complexity and

the risk

that businesses

in wind-down

are not

effectively managed.

These
risks continue

to be

carefully monitored

in addition

to the

delivery of

consolidated financial

and regulatory

reporting
submissions.

Capital management
The

disclosures

in

this

section

are

provided

for

UBS Group AG

on

a

consolidated

basis

and

focus

on

key
developments during

the reporting

period and

information in

accordance with

the Basel III

framework, as

applicable
to Swiss systemically relevant banks (SRBs).

They should be read in conjunction

with “Capital management” in the
“Capital, liquidity and funding,

and balance sheet” section

of the UBS Group

Annual Report 2023, available

under
“Annual

reporting”

at
ubs.com/investors
,

which

provides

more

information

about

our

capital

management
objectives, planning and activities, as

well as the Swiss SRB total loss-absorbing capacity

(TLAC) framework.
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof. UBS Group AG and UBS AG contribute a significant portion of their respective capital to, and provide substantial

liquidity to,

such subsidiaries.

Many of

these subsidiaries

are subject

to regulations

requiring
compliance with minimum capital, liquidity

and similar requirements.
›
Refer to the 31 December 2024 Pillar 3 Report, which will be available as of 17 March 2025 under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the UBS AG Annual Report 2024, which will be available as of 17 March 2025 under “Annual reporting” at
ubs.com/investors , for more information about capital and other regulatory information for UBS AG consolidated, in accordance with the Basel III framework, as applicable to Swiss SRBs

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

38
We

are

subject

to

the

going

and

gone

concern requirements

of

the

Swiss

Capital

Adequacy Ordinance,

which
include the too-big-to-fail

(TBTF) provisions applicable

to Swiss

SRBs. The

table below provides

the risk-weighted
asset (RWA)-

and leverage ratio denominator

(LRD)-based requirements and information as

of 31 December 2024.
Swiss SRB going and gone concern requirements and information
As of 31.12.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.82
1

73,898

5.00
1

75,974
Common equity tier 1 capital

10.52

52,461

3.50
2

53,182
of which: minimum capital

4.50

22,434

1.50

22,792
of which: buffer capital

5.50

27,420

2.00

30,390
of which: countercyclical buffer

0.52

2,607
Maximum additional tier 1 capital

4.30

21,437

1.50

22,792
of which: additional tier 1 capital

3.50

17,449

1.50

22,792
of which: additional tier 1 buffer capital

0.80

3,988
Eligible going concern capital
Total going concern capital

17.60

87,739

5.77

87,739
Common equity tier 1 capital

14.32

71,367

4.70

71,367
Total loss-absorbing additional tier 1 capital
3

3.28

16,372

1.08

16,372
of which: high-trigger loss-absorbing additional tier 1 capital

3.03

15,126

1.00

15,126
of which: low-trigger loss-absorbing additional tier 1 capital

0.25

1,245

0.08

1,245
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

53,468

3.75
7

56,980
of which: base requirement including add-ons for market share and LRD

10.73

53,468

3.75

56,980
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.59

97,655

6.43

97,655
Total tier 2 capital

0.04

207

0.01

207
of which: non-Basel III-compliant tier 2 capital

0.04

207

0.01

207
TLAC-eligible senior unsecured debt

19.55

97,449

6.41

97,449
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.55

127,366

8.75

132,954
Eligible total loss-absorbing capacity

37.19

185,394

12.20

185,394
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

498,538
Leverage ratio denominator

1,519,477
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.50% consists

of a

1.5% base
requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement

based on our Swiss credit business.

3 Includes outstanding low-trigger loss-
absorbing additional tier 1 capital

instruments, which are

available under the Swiss

SRB framework to

meet the going concern

requirements until their first

call date. As of

their first call date,

these instruments are
eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern

requirements can be met with instruments

that have a remaining maturity of between

one and two years. Once

at least
75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced
with reduced base

gone concern

capital requirements

equivalent to

75% of the

total going concern

requirements (excluding

countercyclical buffer

requirements).

6 As of

July 2024,

the Swiss

Financial Market
Supervisory Authority

(FINMA) has

the authority

to impose

a surcharge

of up

to 25%

of the

total going

concern capital

requirements should

obstacles to

an SIB’s

resolvability be

identified in

future resolvability
assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

Additional capital requirements for UBS

Group AG consolidated under current

requirements
As a result of the acquisition of the Credit Suisse

Group in 2023, the capital add-ons for market share

and LRD for
UBS Group AG consolidated will increase

commensurate with the higher

market share and LRD of the Group

after
the acquisition.

We currently

estimate that this

will add

around USD 10bn

to the

Group’s tier 1

capital requirement,
when fully phased

in. The phase-in of

the increased capital

requirements will commence

from the end of

2025 and
will be completed by the beginning of 2030,

at the latest.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

39
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors
.

Swiss SRB going and gone concern information
USD m, except where indicated 31.12.24 30.9.24 31.12.23
Eligible going concern capital
Total going concern capital

87,739

91,024

91,894
Total tier 1 capital

87,739

91,024

91,894
Common equity tier 1 capital

71,367

74,213

78,002
Total loss-absorbing additional tier 1 capital

16,372

16,810

13,892
of which: high-trigger loss-absorbing additional tier 1 capital

15,126

15,572

12,678
of which: low-trigger loss-absorbing additional tier 1 capital

1,245

1,239

1,214
Eligible gone concern capital
Total gone concern loss-absorbing capacity

97,655

103,882

107,106
Total tier 2 capital

207

289

538
of which: non-Basel III-compliant tier 2 capital

207

289

538
TLAC-eligible senior unsecured debt

97,449

103,593

106,567
Total loss-absorbing capacity
Total loss-absorbing capacity

185,394

194,906

199,000
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

498,538

519,363

546,505
Leverage ratio denominator

1,519,477

1,608,341

1,695,403
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.6

17.5

16.8
of which: common equity tier 1 capital ratio

14.3

14.3

14.3
Gone concern loss-absorbing capacity ratio

19.6

20.0

19.6
Total loss-absorbing capacity ratio

37.2

37.5

36.4
Leverage ratios (%)
Going concern leverage ratio

5.8

5.7

5.4
of which: common equity tier 1 leverage ratio

4.7

4.6

4.6
Gone concern leverage ratio

6.4

6.5

6.3
Total loss-absorbing capacity leverage ratio

12.2

12.1

11.7

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

40
Total loss-absorbing capacity and movement

Our TLAC decreased by USD 9.5bn to USD 185.4bn

in the fourth quarter of 2024.
Going concern capital and movement
Our

going

concern

capital

decreased

by

USD 3.3bn

to

USD 87.7bn.

Our

common

equity

tier 1

(CET1)

capital
decreased by USD 2.8bn to USD 71.4bn, mainly as

operating profit before tax of USD 1.0bn was more than

offset
by

foreign

currency

translation

losses

of

USD 1.8bn,

current

tax

expenses

of

USD 1.0bn,

dividend

accruals

of
USD 0.9bn and a USD 0.2bn

decrease in eligible deferred

tax assets on

temporary differences. Share

repurchases
of USD 0.3bn carried out

in the fourth quarter of

2024 under our 2024

share repurchase program

did not affect
our CET1 capital

position,

as there

was an

equal reduction in

the capital reserve

for potential share

repurchases.
The remaining capital reserve for potential share repurchases was fully utilized during the fourth quarter of 2024.
Our

loss-absorbing

additional

tier 1

(AT1)

capital

decreased

by

USD 0.4bn

to

USD 16.4bn,

primarily

reflecting
negative impacts from interest rate risk hedge, foreign

currency translation and other effects.
Following the approval of a maximum amount of conversion capital by UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued from

the beginning

of the

fourth quarter

of 2023

are,
upon the

occurrence of

a trigger event

or a

viability event,

subject to

conversion into

UBS Group AG

ordinary shares
rather than a

write-down. AT1 capital instruments

issued prior to

the fourth quarter of

2023 remain subject to

a
write-down.
Gone concern loss-absorbing capacity and movement
Our total gone concern loss-absorbing

capacity decreased by USD 6.2bn to USD

97.7bn and included USD 97.4bn
of

TLAC-eligible

senior

unsecured

debt

instruments.

The

decrease

of

USD 6.2bn

mainly

reflected

a

USD 1.6bn
equivalent of

TLAC-eligible senior

unsecured debt

instrument that

ceased to

be eligible

as gone

concern capital
when we issued

a notice

of redemption

of the

instrument in

the fourth

quarter of 2024

and a

USD 0.1bn tier 2
instrument ceasing

to be

eligible as

gone concern

capital as

it entered

the final

year before

maturity,

as well

as
negative impacts from

interest rate risk

hedge, foreign currency

translation and other effects.

These effects were
partly offset by new issuances of TLAC-eligible senior

unsecured debt instruments totaling USD 0.2bn.

›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our CET1 capital ratio was broadly unchanged at

14.3%,

as a USD 2.8bn decrease in CET1 capital was

offset by a
USD 20.8bn decrease in RWA.

Our CET1 leverage ratio

increased to 4.7% from

4.6%, reflecting an USD

88.9bn decrease in the

LRD,

partly offset
by a USD 2.8bn decrease in CET1 capital.
Our going concern capital ratio increased to 17.6% from

17.5%, reflecting the aforementioned decrease in RWA,
partly offset by a decrease in going concern capital

of USD 3.3bn.
Our going

concern leverage

ratio increased

to 5.8%

from 5.7%,

reflecting the

aforementioned decrease

in the
LRD, partly offset by a decrease in going concern

capital of USD 3.3bn.
Our

gone

concern

loss-absorbing

capacity

ratio

decreased

to

19.6%

from

20.0%,

due

to

a

decrease

in

gone
concern loss-absorbing capacity of USD 6.2bn,

partly offset by the aforementioned decrease

in RWA.

Our gone concern leverage

ratio decreased to 6.4%

from 6.5%, due to

a decrease in gone

concern loss-absorbing
capacity of USD 6.2bn,

partly offset by the aforementioned decrease in the

LRD.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

41
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 30.9.24

74,213
Operating profit / (loss) before tax

1,047
Current tax (expense) / benefit

(1,015)
Foreign currency translation effects, before tax

(1,837)
Share repurchase program

(300)
Capital reserve for potential share repurchases

301
Eligible deferred tax assets on temporary differences (incl. excess over threshold)

(187)
Other
1

(856)
Common equity tier 1 capital as of 31.12.24

71,367
Loss-absorbing additional tier 1 capital as of 30.9.24

16,810
Interest rate risk hedge, foreign currency translation and other effects

(439)
Loss-absorbing additional tier 1 capital as of 31.12.24

16,372
Total going concern capital as of 30.9.24

91,024
Total going concern capital as of 31.12.24

87,739
Gone concern loss-absorbing capacity
Tier 2 capital as of 30.9.24

289
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(77)
Interest rate risk hedge, foreign currency translation and other effects

(6)
Tier 2 capital as of 31.12.24

207
TLAC-eligible unsecured debt as of 30.9.24

103,593
Issuance of TLAC-eligible senior unsecured debt

200
Call of TLAC-eligible senior unsecured debt

(1,552)
Interest rate risk hedge, foreign currency translation and other effects

(4,792)
TLAC-eligible unsecured debt as of 31.12.24

97,449
Total gone concern loss-absorbing capacity as of 30.9.24

103,882
Total gone concern loss-absorbing capacity as of 31.12.24

97,655
Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.9.24

194,906
Total loss-absorbing capacity as of 31.12.24

185,394
1 Includes dividend accruals for 2024 (negative USD 0.9bn) and movements related to other items.
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.12.24 30.9.24 31.12.23
Total equity under IFRS Accounting Standards

85,574

87,589

86,156
Equity attributable to non-controlling interests

(494)

(564)

(531)
Defined benefit plans, net of tax

(833)

(883)

(965)
Deferred tax assets recognized for tax loss carry-forwards

(2,288)

(2,681)

(3,039)
Deferred tax assets for unused tax credits

(688)

(238)

(97)
Deferred tax assets on temporary differences, excess over threshold

(803)
Goodwill, net of tax
1

(5,702)

(5,752)

(5,750)
Intangible assets, net of tax

(702)

(788)

(894)
Compensation-related components (not recognized in net profit)

(2,800)

(2,432)

(2,186)
Expected losses on advanced internal ratings-based portfolio less provisions

(568)

(665)

(713)
Unrealized (gains) / losses from cash flow hedges, net of tax

2,585

1,830

3,109
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

1,178

1,359

1,291
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(62)

(72)

(89)
Prudential valuation adjustments

(167)

(217)

(368)
Accruals for dividends to shareholders for 2023

(2,240)
Capital reserve for potential share repurchases

(301)
Transitional CET1 capital PPA adjustments, net of tax

4,316
Other

(2,860)
2

(1,970)
2

3
Total common equity tier 1 capital

71,367

74,213

78,002
1 Includes goodwill related to significant investments in financial institutions of USD 19m as of 31 December 2024 (USD 20m as of 30 September 2024,

USD 20m as of 31 December 2023) presented on the balance
sheet line Investments in associates.

2 Includes dividend accruals for 2024 and other items.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

42
Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 22bn

and

our

CET1

capital

by

USD 2.4bn

as

of

31 December

2024

(30

September

2024:

USD 24bn

and
USD 2.4bn, respectively)

and decreased

our CET1

capital ratio

by 14 basis

points (30

September 2024:

18 basis
points). Conversely, a 10% appreciation of the US

dollar against other currencies would have decreased our RWA by USD 20bn

and our

CET1 capital

by USD 2.2bn

(30 September

2024: USD 21bn

and USD 2.2bn,

respectively)
and increased our CET1 capital ratio by 14 basis points

(30 September 2024: 18 basis points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 97bn as of

31 December 2024 (30 September 2024:

USD 109bn) and decreased our

CET1 leverage ratio by
13 basis points

(30 September

2024:

15 basis points).

Conversely,

a

10%

appreciation of

the US

dollar against
other currencies would have decreased our LRD by USD 88bn (30 September 2024: USD 99bn) and increased our
CET1 leverage ratio by 14 basis points (30 September

2024: 16 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS Group Annual Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information
Risk-weighted assets

During

the

fourth

quarter

of

2024,

RWA

decreased

by

USD 20.8bn

to

USD 498.5bn,

driven

by

a

USD 14.6bn
decrease in currency

effects,

as well as a

USD 6.6bn decrease

resulting from asset

size and other

movements, partly
offset by an increase of USD 0.4bn resulting

from model updates and methodology

changes.
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
30.9.24
Currency
effects
Model updates
and
methodology
changes
Asset size and
other
1
RWA as of
31.12.24
Credit and counterparty credit risk
2

314.1

(13.6)

0.3

(8.6)

292.2
Non-counterparty-related risk
3

34.8

(1.0)

(0.1)

33.7
Market risk

25.0

0.1

2.1

27.2
Operational risk

145.4

145.4
Total

519.4

(14.6)

0.4

(6.6)

498.5
1 Includes the

Pillar 3 categories

“Asset

size”, “Credit quality

of counterparties”, “Acquisitions

and disposals”

and “Other”.

For more

information, refer

to the 31

December 2024

Pillar 3 Report,

which will be
available as

of 17 March

2025 under

“Pillar 3 disclosures”

at ubs.com/investors.

2 Includes settlement

risk, credit valuation

adjustments, equity

and investments

in funds

exposures in

the banking

book, and
securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit

and

counterparty

credit

risk

RWA

decreased

by

USD

21.9bn

to

USD 292.2bn

as

of

31 December

2024,
reflecting

a

USD 13.6bn decrease

in currency

effects,

as well

as

an

USD 8.6bn decrease

in asset

size

and other
movements.

Asset size and other movements by business

division and Group Items:
–
Investment Bank RWA decreased by USD 4.0bn,

mainly due to lower RWA from loans and

loan commitments.
–
Non-core and

Legacy RWA

decreased by

USD 2.7bn,

mainly driven

by our

actions to

actively unwind

the portfolio,
in addition to the natural roll-off.
–
Personal & Corporate Banking RWA decreased

by USD 1.8bn, mainly driven by negative

net new loans.
– Group Items RWA decreased by USD 0.2bn.
– Asset Management RWA increased by USD 0.2bn.
–
Global Wealth Management RWA were unchanged.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

43
Model

updates

and

methodology

changes

resulted

in

an

RWA

increase

of

USD

0.3bn.

Increases

related

to

a
USD 1.2bn

regulatory

add-on

for

derivatives

and

USD 0.8bn

from

the

harmonization

of

models

following

the
migration

of

Credit

Suisse

portfolios

to

UBS

models,

as

well

as

various

smaller

model

updates

amounting

to
USD 0.6bn,

were

largely

offset

by

USD 2.3bn

resulting

from

the

phase-out

of

certain

multipliers

following
improvements to the models.
›
Refer to the 31 December 2024 Pillar 3 Report, which will be available as of 17 March 2025 under “Pillar 3 disclosures” at ubs.com/investors
, for more information

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

Market risk
Market risk RWA

increased by USD 2.2bn

to USD 27.2bn in

the fourth quarter

of 2024,

driven by an

increase of
USD 2.1bn from asset size

and other movements in

the Investment Bank’s Global

Markets business,

partially offset
by updates from the monthly risks-not-in-VaR assessment

and de-risking within Non-core and Legacy.
›
Refer to the 31 December 2024 Pillar 3 Report, which will be available as of 17 March 2025 under “Pillar 3 disclosures” at

ubs.com/investors,

for more information

›
Refer to “Market risk” in the “Risk management and control” section of this report for more information
Operational risk
Operational risk RWA were unchanged at

USD 145.4bn.
›
Refer to “Non-financial risk” in the “Risk management and control” section of the UBS Group Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for information about the advanced measurement approach (AMA) which has been used to measure Group operational risk exposure and calculate operational risk regulatory capital
›
Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information about historical loss cases considered in the AMA
Outlook

The adoption of

the final Basel III standards

in January 2025 led

to a USD 1bn increase

in the UBS

Group’s RWA,
resulting in a minimal

impact on the CET1 capital

ratio. The USD 1bn increase was

primarily driven by a

USD 7bn
increase in

market risk

RWA and

a USD 3bn

increase in

credit valuation

adjustments-related RWA resulting

from
the

implementation of

the Fundamental

Review

of

the

Trading

Book

(the

FRTB)

framework,

largely

offset by

a
USD 7bn reduction

in operational

risk RWA

and a USD

1bn reduction

in credit risk

RWA. These

changes do

not take
into account the impact of the output floor. The output floor, which is being phased in until 2028, is currently not binding for the UBS Group.

In addition

to the

impact of

the final

Basel III standards,

we expect

that model

updates will

result in

an RWA

increase
of around USD 3bn

in 2025, primarily

as a result

of the migration

of Credit Suisse

portfolios to UBS

models. The
extent and

timing of

RWA changes

may vary

as model

updates are

completed and

receive regulatory

approval,
along with changes in the composition of

the relevant portfolios.
Furthermore,

we expect exposures

in Non-core and Legacy

to reduce as

a result of maturities

and active unwinding
of positions, mitigating the impact from the

FRTB.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

44
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
31.12.24
Credit and counterparty credit risk
1

93.6

120.6

7.2

56.2

10.7

3.9

292.2
Non-counterparty-related risk
2

6.4

2.9

0.7

3.6

1.5

18.7

33.7
Market risk

2.7

0.2

0.0

22.1

2.2

0.0

27.2
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

165.8

143.0

15.1

106.4

41.4

26.8

498.5
30.9.24
Credit and counterparty credit risk
1

95.0

129.5

7.2

63.8

13.6

5.2

314.1
Non-counterparty-related risk
2

6.8

3.1

0.7

3.8

1.7

18.8

34.8
Market risk

1.9

0.4

0.0

20.2

2.5

0.0

25.0
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

166.8

152.3

15.1

112.2

44.8

28.1

519.4
31.12.24 vs 30.9.24
Credit and counterparty credit risk
1

(1.4)

(8.9)

0.0

(7.5)

(2.9)

(1.3)

(21.9)
Non-counterparty-related risk
2

(0.4)

(0.2)

0.0

(0.2)

(0.2)

(0.1)

(1.1)
Market risk

0.8

(0.2)

0.0

1.9

(0.3)

0.0

2.2
Operational risk
Total

(1.0)

(9.3)

0.0

(5.7)

(3.4)

(1.4)

(20.8)
1 Includes settlement risk, credit valuation adjustments,

equity and investments in funds exposures in

the banking book, and securitization exposures in the

banking book.

2 Non-counterparty-related risk includes
deferred tax assets

recognized for temporary differences (31

December 2024: USD 18.1bn; 30 September

2024: USD 18.0bn), as

well as property, equipment, software

and other items

(31 December 2024: USD 15.7bn;
30 September 2024: USD 16.8bn).
Leverage ratio denominator
During the fourth

quarter of

2024, the LRD

decreased by

USD 88.9bn to

USD 1,519.5bn, driven

by currency

effects
of USD 68.9bn,

as well as asset size and other movements

of USD 20.0bn.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

30.9.24
Currency

effects
Asset size and

other
LRD as of

31.12.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

1,241.6

(55.2)

(34.2)

1,152.2
Derivatives
1

133.7

(5.3)

3.6

132.0
Securities financing transactions

171.7

(5.9)

11.3

177.1
Off-balance sheet items

72.4

(2.7)

0.1

69.8
Deduction items

(11.0)

0.1

(0.7)

(11.6)
Total

1,608.3

(68.9)

(20.0)

1,519.5
1 Reports prior to this fourth quarter of 2024

report had included certain exposures related to derivative cash collateral in

On-balance exposures. From the fourth quarter of 2024 onward, we have refined the approach to include these exposures in derivatives, which had no bottom-line impact on total LRD.

The comparative period has not been restated.
The LRD movements described below exclude

currency effects.

On-balance sheet exposures

(excluding derivatives and

securities financing transactions)

decreased by USD 34.2bn,
mainly due to

decreases in cash

and balances at

central banks, as

well as lending

balances due to

negative net new
loans in Personal & Corporate Banking. There were also decreases in other financial assets measured at fair value,
reflecting disposals

of high-quality

liquid asset

portfolio securities

and

of trading

assets due

to

decreases

in

the
inventory held

in the

Investment

Bank to

hedge client

positions, as

well as

Non-core and

Legacy unwinding

activities.
Derivative

exposures

increased

by

USD 3.6bn,

mainly

due

to

market-driven

movements

on

foreign

currency
contracts in the Investment Bank, partly offset

by lower trading volumes, mainly in Non-core

and Legacy.
Securities

financing transactions

increased by

USD 11.3bn,

mainly

reflecting

higher

cash

reinvestment

in

Group
Treasury.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

45
Outlook

The adoption

of the final

Basel III standards in

January 2025

led to a

low single-digit

percentage increase in

the UBS
Group’s LRD, reducing the CET1 leverage ratio by around 10 basis points.

Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

31.12.24
On-balance sheet exposures
1

480.0

398.4

5.4

211.8

40.3

16.2

1,152.2
Derivatives
1

11.9

5.6

0.0

104.6

9.5

0.4

132.0
Securities financing transactions

71.6

44.8

0.1

59.2

2.3

(0.9)

177.1
Off-balance sheet items

18.4

30.9

0.1

18.2

1.8

0.2

69.8
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.9)

(1.2)

(0.4)

(0.4)

(3.4)

(11.6)
Total

576.6

478.9

4.5

393.5

53.5

12.5

1,519.5
30.9.24
On-balance sheet exposures
1

504.9

429.2

5.7

238.8

46.0

17.0

1,241.6
Derivatives
1

10.8

3.3

0.0

106.0

13.4

0.1

133.7
Securities financing transactions

66.3

45.3

0.0

52.6

7.5

0.0

171.7
Off-balance sheet items

18.6

32.3

0.1

18.6

2.5

0.2

72.4
Items deducted from Swiss SRB tier 1 capital

(5.4)

(1.0)

(1.2)

(0.4)

(0.5)

(2.5)

(11.0)
Total

595.2

509.0

4.7

415.6

69.0

14.8

1,608.3
31.12.24 vs 30.9.24
On-balance sheet exposures

(24.9)

(30.7)

(0.3)

(27.0)

(5.7)

(0.8)

(89.4)
Derivatives

1.0

2.4

0.0

(1.5)

(3.9)

0.3

(1.7)
Securities financing transactions

5.3

(0.5)

0.1

6.6

(5.2)

(0.9)

5.4
Off-balance sheet items

(0.2)

(1.4)

0.0

(0.3)

(0.7)

0.0

(2.6)
Items deducted from Swiss SRB tier 1 capital

0.1

0.1

0.0

0.0

0.1

(0.9)

(0.6)
Total

(18.7)

(30.1)

(0.2)

(22.2)

(15.5)

(2.3)

(88.9)
1 Reports prior to this fourth quarter

of 2024 report had included certain exposures related

to derivative cash collateral in On-balance exposures. From the fourth quarter of

2024 onward, we have refined the approach
to include these exposures in derivatives, which had no bottom-line impact on total LRD.

The comparative period has not been restated.
Equity attribution
Under our equity attribution

framework, tangible equity

is attributed based on

equally weighted average

RWA and
average LRD, which both include resource allocations from our Group functions to the business divisions. Average
RWA and LRD are converted

to CET1 capital equivalents

using target capital ratios.

If the attributed tangible equity
calculated under the weighted-driver approach is less than

the CET1 capital equivalent of risk-based capital (RBC)
for any business division,

the CET1 capital equivalent of RBC is used

as a floor for that business division.
In addition to

tangible equity,

we allocate equity

to the business

divisions to

support goodwill

and intangible

assets.
We

also

allocate

to

the

business

divisions

attributed

equity

related

to

CET1

capital

deduction

items

that

are
attributable to divisional activities, such as compensation-related components or expected losses on the advanced internal ratings-based portfolio less provisions. We attribute all remaining capital deduction items to Group Items.
Those

primarily

include

equity

related

to

deferred

tax

assets,

accruals

for

shareholder

returns,

and

unrealized
gains / losses from cash flow hedges.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders
Average attributed equity
For the quarter ended For the year ended
USD bn 31.12.24 30.9.24 31.12.23
1
31.12.24 31.12.23
1
Global Wealth Management

33.6

33.5

33.3

33.3

29.3
Personal & Corporate Banking

21.3

21.8

21.8

21.6

16.8
Asset Management

2.8

2.7

2.6

2.7

2.3
Investment Bank

17.3

17.0

16.8

17.1

15.9
Non-core and Legacy

8.7

8.5

9.5

9.5

6.0
Group Items
2

2.3

1.8

0.5

1.1

3.8
Average equity attributed to business divisions and Group Items

86.1

85.4

84.4

85.2

74.2
1 Comparative figures have been restated

to reflect the changes to the

equity attribution framework. Refer

to the “Equity attribution” section of

the UBS Group first quarter

2024 report, available under

“Quarterly
reporting” at ubs.com/investors,

for more information.

2 Includes average attributed equity

related to capital deduction items

for deferred tax assets,

accruals for shareholder returns and

unrealized gains / losses
from cash flow hedges.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Liquidity and funding management

46
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and funding

management” in

the “Capital,

liquidity and funding,

and balance sheet”

section of the

UBS
Group

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

the

Group’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
The

quarterly average

liquidity coverage

ratio

(the LCR)

of the

UBS

Group

decreased 10.8 percentage

points to
188.4%, remaining

above the

prudential requirement

communicated by

the Swiss

Financial Market

Supervisory
Authority (FINMA). The movement in the quarterly average LCR was primarily driven by a decrease in high-quality
liquid assets (HQLA) of

USD 29.1bn to USD 331.5bn,

mainly reflecting lower

cash available, driven

by a decrease in
customer

deposits,

lower debt

issued

measured at

amortized cost

and

lower short-term

borrowings, as

well

as
funding

of

trading

assets.

The

aforementioned

decrease

in

HQLA

was

partly

offset

by

a

decrease

in

net

cash
outflows of USD 5.0bn to USD 176.0bn, reflecting lower net outflows from derivatives and debt issued measured at amortized cost,

partly offset by higher outflows from customer

deposits.
›
Refer to the 31 December 2024 Pillar 3 Report, which will be available as of 17 March 2025 under “Pillar 3 disclosures” at ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 4Q24
1
Average 3Q24
1
High-quality liquid assets

331.5

360.6
Net cash outflows
2

176.0

181.1
Liquidity coverage ratio (%)
3

188.4

199.2
1 Calculated based on an average of 64

data points in the fourth quarter of 2024 and 65

data points in the third quarter of 2024.

2 Represents the net cash outflows expected over a stress period of 30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As of

31 December 2024,

the net

stable funding

ratio (the

NSFR) of

the UBS

Group decreased

1.3 percentage

points
to 125.5%, remaining above the prudential

requirement communicated by FINMA.
Available

stable

funding decreased

by

USD 47.5bn to

USD 856.8bn, mainly

driven

by

lower

customer deposits,
largely driven by currency effects, lower regulatory

capital and lower debt issued.
Required stable funding decreased by USD 30.3bn to USD 682.5bn, mainly reflecting lower lending assets, which
were also largely driven by currency effects.
›
Refer to the 31 December 2024 Pillar 3 Report, which will be available as of 17 March 2025 under “Pillar 3 disclosures” at ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 31.12.24 30.9.24
Available stable funding

856.8

904.3
Required stable funding

682.5

712.8
Net stable funding ratio (%)

125.5

126.9

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

47
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS Group

Annual Report

2023, available

under “Annual reporting”

at
ubs.com/investors
, which

provides more
information about the balance sheet and off-balance

sheet positions.

Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (31 December 2024

vs 30 September 2024)
Total assets

were USD 1,565.0bn

as of

31 December 2024,

a decrease

of USD 58.9bn

compared with

30 September
2024, largely reflecting currency effects as

a result of the appreciation of the US dollar.
Lending assets

decreased by

USD 38.6bn, primarily

reflecting currency

effects of

approximately USD 31.3bn

and
negative net new loans

in Personal &

Corporate Banking. Other financial

assets measured at fair

value decreased
by USD 33.9bn,

mainly reflecting

disposals

of high-quality

liquid asset

(HQLA) portfolio

securities.

Cash and

balances
at central

banks

decreased by

USD 20.0bn, mainly

due

to net

investment in

securities financing

transactions at
amortized cost, currency effects and lower brokerage payables, partly offset by inflows from the disposal of HQLA
portfolio securities.

Trading assets decreased

by USD 12.9bn, primarily driven

by a decrease in inventory

held in the
Investment Bank to hedge client positions,

as well as Non-core and Legacy unwinding

activities.
These decreases were partly offset by a USD 26.2bn

increase in securities financing transactions at

amortized cost,
mainly reflecting

higher cash

reinvestment in

Group Treasury.

Derivatives and

cash collateral

receivables on

derivative
instruments increased by USD 23.2bn,

predominantly in Derivatives &

Solutions in the

Investment Bank, primarily
reflecting market-driven increases in foreign

currency contracts.

Assets
As of % change from
USD bn 31.12.24 30.9.24 30.9.24
Cash and balances at central banks

223.3

243.3

(8)
Lending
1

598.9

637.5

(6)
Securities financing transactions at amortized cost

118.3

92.1

28
Trading assets

159.1

172.0

(8)
Derivatives and cash collateral receivables on derivative instruments

229.5

206.3

11
Brokerage receivables

25.9

24.7

5
Other financial assets measured at amortized cost

58.8

61.2

(4)
Other financial assets measured at fair value
2

97.7

131.6

(26)
Non-financial assets

53.6

55.4

(3)
Total assets

1,565.0

1,623.9

(4)
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

Balance sheet liabilities (31 December 2024

vs 30 September 2024)
Total

liabilities

were

USD 1,479.5bn

as

of

31 December

2024,

a

decrease

of

USD 56.9bn

compared

with
30 September 2024, largely reflecting currency

effects as a result of the appreciation of the

US dollar.
Customer deposits decreased by USD 30.2bn,

predominantly driven by currency effects.

Debt issued designated at
fair

value

and

long-term

debt

issued

measured

at

amortized

cost

decreased

by

USD 13.9bn,

mainly

driven

by
currency

effects

and

net

redemptions.

Short-term borrowings

decreased

by

USD 8.0bn, mainly

driven

by

lower
amounts due to

banks as well

as net maturities

of commercial paper and

certificates of deposit, mainly

in Group
Treasury. Other financial liabilities designated at fair value decreased by USD 6.6bn, mainly driven by a decrease in securities financing transactions.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

48
These decreases

were partly

offset by

an USD 8.0bn

increase in

Derivatives and

cash collateral

payables on

derivative
instruments,

mainly reflecting the same drivers as on the asset

side.

›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments

›
Refer to the “Consolidated financial information” section of this report for more information
Liabilities and equity
As of

% change from
USD bn 31.12.24 30.9.24 30.9.24
Short-term borrowings
1,2

53.9

61.9

(13)
Securities financing transactions at amortized cost

14.8

16.4

(9)
Customer deposits

745.8

776.0

(4)
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

291.6

305.5

(5)
Trading liabilities

35.2

36.4

(3)
Derivatives and cash collateral payables on derivative instruments

216.1

208.1

4
Brokerage payables

49.0

52.4

(6)
Other financial liabilities measured at amortized cost

21.0

21.2

(1)
Other financial liabilities designated at fair value

28.7

35.3

(19)
Non-financial liabilities

23.2

23.2

0
Total liabilities

1,479.5

1,536.4

(4)
Share capital

0.3

0.3

0
Share premium

12.0

11.8

2
Treasury shares

(6.4)

(6.1)

6
Retained earnings

78.0

77.2

1
Other comprehensive income
3

1.1

3.8

(71)
Total equity attributable to shareholders

85.1

87.0

(2)
Equity attributable to non-controlling interests

0.5

0.6

(12)
Total equity

85.6

87.6

(2)
Total liabilities and equity

1,565.0

1,623.9

(4)
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

3 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (31 December 2024 vs 30 September

2024)
Equity attributable to shareholders decreased

by USD 1,946m to USD 85,079m as of

31 December 2024.
The

net

decrease

of

USD 1,946m

was

mainly

driven

by

negative

total

comprehensive

income

attributable

to
shareholders of USD 1,851m,

reflecting a net profit of

USD 770m and negative other

comprehensive income (OCI)
of

USD 2,622m.

OCI

mainly

included

negative

OCI

related

to

foreign

currency

translation

of

USD 1,835m

and
negative cash flow hedge OCI of USD 785m. In addition, net treasury share activity reduced equity by USD 318m, predominantly due to the repurchasing of USD 300m

of shares under our 2024 share repurchase

program.

›
Refer to the “Group performance” and “Consolidated financial information” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “Share information and earnings per share”

section of this report for more information about our
share repurchase programs
Off-balance sheet (31 December 2024 vs

30 September 2024)
Committed

unconditionally revocable

credit

lines

decreased

by

USD 7.4bn,

driven

by

currency

effects.

Forward
starting reverse repurchase and securities borrowing agreements increased by USD

8.8bn, reflecting an increase in
levels of business division activity in short-dated

securities financing transactions.
Off-balance sheet
As of % change from
USD bn 31.12.24 30.9.24 30.9.24
Guarantees
1,2

38.4

39.6

(3)
Irrevocable loan commitments
1

79.6

80.5

(1)
Committed unconditionally revocable credit lines

145.7

153.1

(5)
Forward starting reverse repurchase and securities borrowing agreements

24.9

16.1

55
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.

UBS Group fourth quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Share information and earnings per share

49
Share information and earnings per share
UBS Group AG

shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX).

They

are

also

listed

on

the

New

York

Stock
Exchange (the NYSE) as global registered shares. Each share has a nominal value of USD 0.10. Shares issued were
unchanged in the fourth quarter of 2024 compared

with the third quarter of 2024.
We held

287m shares

as of

31 December 2024,

of which

153m shares

had been

acquired under

our 2022

and
2024 share repurchase

programs

for cancellation

purposes. The

remaining 134m

shares are primarily

held to hedge
our share delivery obligations related to employee

share-based compensation and participation

plans.
Treasury

shares

held

increased by

11m

shares

in

the

fourth

quarter

of

2024.

This

mainly

reflected 9.5m

shares
repurchased under our 2024 program.

Shares

acquired

under

our

2024

program

totaled

33m

as

of

31 December

2024

for

a

total

acquisition

cost

of
USD 1,000m (CHF 871m).

We plan to

repurchase USD 1bn

of shares in

the first

half of 2025.

We aim to

repurchase
up

to

an

additional USD 2bn

of

shares

in

the

second half

of 2025

and

are

maintaining our

ambition for

share
repurchases in 2026 to exceed full year 2022 levels. Our share repurchase levels will be subject to maintaining our
CET1 capital

ratio target

of around

14%, achieving

our financial

targets and

the absence

of material

and immediate
changes to the current capital regime

in Switzerland.
Shares acquired

under our

2022 program

totaled 121m

as of

31 December 2024

for a

total acquisition

cost of
USD 2,277m (CHF 2,138m). This program concluded

on 28 March 2024, and the 121m shares repurchased

under
this program will be canceled by means of a

capital reduction, subject to approval by the shareholders at a future
Annual General Meeting.
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more
information about equity attributable to shareholders and tangible equity attributable to shareholders
As of or for the quarter ended As of or for the year ended
31.12.24 30.9.24 31.12.23
1
31.12.24 31.12.23
1
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

770

1,425

(279)

5,085

27,366
less: (profit) / loss on own equity derivative contracts

0

0

0

0

0
Net profit / (loss) attributable to shareholders for diluted

EPS

770

1,424

(279)

5,085

27,366
.
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
2

3,179,446,604

3,196,573,895

3,225,500,133

3,198,481,827

3,152,579,449
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money
options and warrants outstanding
3

156,592,019

147,480,584

123,601
4

152,630,143

143,416,753
Weighted average shares outstanding for diluted EPS

3,336,038,623

3,344,054,479

3,225,623,734

3,351,111,970

3,295,996,202
.
Earnings per share (USD)
Basic

0.24

0.45

(0.09)

1.59

8.68
Diluted

0.23

0.43

(0.09)

1.52

8.30
.
Shares outstanding and potentially dilutive instruments
Shares issued

3,462,087,722

3,462,087,722

3,462,087,722

3,462,087,722

3,462,087,722
Treasury shares
5

287,262,471

276,381,209

253,233,437

287,262,471

253,233,437
of which: related to the 2022 share repurchase program

120,506,008

120,506,008

120,506,008

120,506,008

120,506,008
of which: related to the 2024 share repurchase program

32,962,298

23,479,400

32,962,298
Shares outstanding

3,174,825,251

3,185,706,513

3,208,854,285

3,174,825,251

3,208,854,285
Potentially dilutive instruments
6

14,127,377

13,561,823

163,417,391
4

14,124,877

5,638,817
.
Other key figures
Total book value per share (USD)

26.80

27.32

26.68

26.80

26.68
Tangible book value per share (USD)

24.63

25.10

24.34

24.63

24.34
Share price (USD)
7

30.54

30.77

31.01

30.54

31.01
Market capitalization (USD m) 8

105,719

106,528

107,355

105,719

107,355
1 Comparative-period information

has been revised. Refer

to “Note 2 Accounting

for the acquisition of

the Credit Suisse Group”

in the “Consolidated financial

statements” section of the

UBS Group third

quarter
2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

2 The weighted average shares outstanding for basic earnings per share (EPS) are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the
timing of acquisitions and issuances during the period.

3 The weighted average number of shares for notional employee awards with performance conditions reflects all potentially dilutive shares that are expected to vest under the terms of the awards.

4 Due to the net loss in the fourth quarter of 2023, 155,065,831 weighted average potential shares from unvested notional share awards were not included in the calculation of diluted EPS as

they were not dilutive

for the quarter ended

31 December 2023. Such

shares are only

taken into account

for the diluted EPS

calculation when their

conversion to ordinary shares

would decrease
earnings per share or increase the loss per share,

in accordance with IAS 33, Earnings per Share.

5 Based on a settlement date view.

6 Reflects potential shares that could dilute basic EPS in

the future but were
not dilutive for any of the periods presented. Mainly

includes equity-based awards subject to absolute

and relative performance conditions and equity derivative

contracts. For the quarter

ended 31 December 2023,
it also includes 155,065,831 weighted average potential shares from unvested notional share awards that were not included in the calculation of diluted EPS as they were not dilutive.

7 Represents the share price
as listed on the SIX Swiss Exchange,

translated to US dollars using the closing exchange

rate as of the respective date.

8 The calculation of market

capitalization reflects total shares issued multiplied by

the share
price at the end of the period.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group fourth quarter 2024 report |
Consolidated financial information

Consolidated financial
information
Unaudited
Information

in

this

section

is

presented

for

UBS

Group

AG

and

its

subsidiaries

(together,

the

Group)

on

a
consolidated basis unless

otherwise specified and

is presented in US dollars.

In preparing this financial

information,
the same

accounting policies

and methods

of computation

have been

applied as

in the

UBS Group

AG consolidated
annual Financial Statements

for the period ended

31 December 2023, except

for the changes described

in “Note 1
Basis of accounting”

in the “Consolidated

financial statements”

section of the first,

second and third quarter

2024
reports.

The

financial

information

presented

is

unaudited

and

does

not

constitute

an

interim

financial

report
prepared in accordance

with IAS 34,
Interim Financial Reporting
. The UBS Group

AG Annual Report 2024, which
will be published

on 17 March 2025,

will incorporate

the full financial

statements prepared in

accordance with

IFRS
Accounting Standards for the 2024 financial year.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

51
UBS Group AG interim consolidated financial
information (unaudited)
Income statement
For the quarter ended For the year ended
USD m 31.12.24 30.9.24 31.12.23 31.12.24 31.12.23
1
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income

7,829

8,766

10,036

35,994

31,743
Interest expense from financial instruments measured at

amortized cost

(7,884)

(9,022)

(9,440)

(35,947)

(28,216)
Net interest income from financial instruments measured

at fair value through profit or loss and other

1,893

2,050

1,498

7,061

3,770
Net interest income

1,838

1,794

2,095

7,108

7,297
Other net income from financial instruments measured

at fair value through profit or loss

3,144

3,681

3,158

14,690

11,583
Fee and commission income

7,269

7,170

6,409

28,730

23,766
Fee and commission expense

(671)

(653)

(629)

(2,592)

(2,195)
Net fee and commission income

6,598

6,517

5,780

26,138

21,570
Other income

56

341

(179)

675

384
Total revenues

11,635

12,334

10,855

48,611

40,834
Negative goodwill

27,264
Credit loss expense / (release)

229

121

136

551

1,037
Personnel expenses

6,361

6,889

7,061

27,318

24,899
General and administrative expenses

3,004

2,389

2,999

10,124

10,156
Depreciation, amortization and impairment of non-financial

assets

994

1,006

1,409

3,798

3,750
Operating expenses

10,359

10,283

11,470

41,239

38,806
Operating profit / (loss) before tax

1,047

1,929

(751)

6,821

28,255
Tax expense / (benefit)

268

502

(473)

1,675

873
Net profit / (loss)

779

1,428

(278)

5,146

27,382
Net profit / (loss) attributable to non-controlling interests

9

3

1

60

16
Net profit / (loss) attributable to shareholders

770

1,425

(279)

5,085

27,366
Earnings per share (USD)
Basic

0.24

0.45

(0.09)

1.59

8.68
Diluted

0.23

0.43

(0.09)

1.52

8.30
1 Comparative-period information as

previously reported in the

2023 Annual Report has

been revised to reflect measurement

period adjustments impacting negative

goodwill. Refer to Note 2

in the “Consolidated
financial statements” section of the UBS Group third quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors,

for more information about the relevant adjustments.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

52

Statement of comprehensive income
For the quarter ended For the year ended
USD m 31.12.24 30.9.24 31.12.23 31.12.24 31.12.23
1
Comprehensive income attributable to shareholders
2
Net profit / (loss)

770

1,425

(279)

5,085

27,366
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

(3,388)

2,404

4,197

(4,726)

3,762
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

1,565

(1,081)

(2,620)

2,957

(2,320)
Foreign currency translation differences on foreign operations reclassified to the income statement

20

2

60

24

58
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement

(34)

0

(25)

(33)

(28)
Income tax relating to foreign currency translations, including the effect of net investment hedges

2

9

(15)

24

(17)
Subtotal foreign currency translation, net of tax

(1,835)

1,333

1,597

(1,754)

1,456
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

(1)

2

8

1

7
Net realized (gains) / losses reclassified to the income statement from equity

0

0

(4)

0

(3)
Income tax relating to net unrealized gains / (losses)

0

0

0

0

0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

(1)

2

3

1

4
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

(1,366)

1,579

1,803

(1,450)

(323)
Net (gains) / losses reclassified to the income statement from equity

400

388

566

2,000

1,905
Income tax relating to cash flow hedges

181

(374)

(399)

(69)

(308)
Subtotal cash flow hedges, net of tax

(785)

1,593

1,970

481

1,275
Cost of hedging
Cost of hedging, before tax

(98)

(19)

(24)

(146)

(19)
Income tax relating to cost of hedging

0

0

0

0

0
Subtotal cost of hedging, net of tax

(98)

(19)

(24)

(146)

(19)
Total other comprehensive income that may be reclassified to the income statement, net of tax

(2,719)

2,910

3,546

(1,417)

2,715
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

(68)

(138)

164

(307)

110
Income tax relating to defined benefit plans

22

10

(33)

45

(70)
Subtotal defined benefit plans, net of tax

(46)

(128)

131

(261)

40
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

145

(317)

(731)

(10)

(1,850)
Income tax relating to own credit on financial liabilities designated at fair value

(2)

(6)

10

(9)

82
Subtotal own credit on financial liabilities designated at

fair value, net of tax

144

(323)

(721)

(19)

(1,769)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

98

(451)

(591)

(280)

(1,729)
Total other comprehensive income

(2,622)

2,459

2,956

(1,698)

986
Total comprehensive income attributable to shareholders

(1,851)

3,883

2,677

3,388

28,352
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

9

3

1

60

16
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(35)

24

17

(47)

5
Total comprehensive income attributable to non-controlling interests

(27)

27

18

13

22
Total comprehensive income
Net profit / (loss)

779

1,428

(278)

5,146

27,382
Other comprehensive income

(2,657)

2,482

2,973

(1,744)

991
of which: other comprehensive income that may be reclassified to the income statement

(2,719)

2,910

3,546

(1,417)

2,715
of which: other comprehensive income that will not be reclassified to the income statement

62

(428)

(573)

(327)

(1,723)
Total comprehensive income

(1,878)

3,910

2,695

3,401

28,374
1 Comparative-period information as

previously reported in the

2023 Annual Report has

been revised to reflect measurement

period adjustments impacting negative

goodwill. Refer to Note 2

in the “Consolidated
financial statements” section of the UBS

Group third quarter 2024 report,

available under “Quarterly reporting” at

ubs.com/investors, for

more information about the relevant

adjustments.

2 Refer to the “Group
performance” section of this report for more information.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

53

Balance sheet
USD m 31.12.24 30.9.24 31.12.23
1
Assets
Cash and balances at central banks

223,329

243,261

314,060
Amounts due from banks

18,903

21,716

21,146
Receivables from securities financing transactions measured at amortized cost

118,301

92,104

99,039
Cash collateral receivables on derivative instruments

43,959

47,209

50,082
Loans and advances to customers

579,967

615,820

639,669
Other financial assets measured at amortized cost

58,835

61,169

65,455
Total financial assets measured at amortized cost

1,043,293

1,081,280

1,189,451
Financial assets at fair value held for trading

159,065

171,983

169,633
Derivative financial instruments

185,551

159,068

176,084
Brokerage receivables

25,858

24,656

21,037
Financial assets at fair value not held for trading

95,472

129,416

104,018
Total financial assets measured at fair value through profit or loss

465,947

485,124

470,773
Financial assets measured at fair value through other comprehensive income

2,195

2,179

2,233
Investments in associates

2,306

2,484

2,373
Property, equipment and software

15,498

16,571

17,849
Goodwill and intangible assets

6,887

7,048

7,515
Deferred tax assets

11,134

10,254

10,682
Other non-financial assets

17,766

19,002

16,049
Total assets

1,565,028

1,623,941

1,716,924
Liabilities
Amounts due to banks

23,347

28,058

70,962
Payables from securities financing transactions measured at amortized cost

14,833

16,374

14,394
Cash collateral payables on derivative instruments

35,490

33,757

41,582
Customer deposits

745,777

775,994

792,029
Debt issued measured at amortized cost

214,219

227,168

237,817
Other financial liabilities measured at amortized cost

21,033

21,171

20,851
Total financial liabilities measured at amortized cost

1,054,698

1,102,523

1,177,633
Financial liabilities at fair value held for trading

35,247

36,437

34,159
Derivative financial instruments

180,636

174,296

192,181
Brokerage payables designated at fair value

49,023

52,403

42,522
Debt issued designated at fair value

107,909

112,218

128,289
Other financial liabilities designated at fair value

28,699

35,256

29,484
Total financial liabilities measured at fair value through profit or loss

401,514

410,610

426,635
Provisions and contingent liabilities

8,409

9,245

12,412
Other non-financial liabilities

14,834

13,974

14,089
Total liabilities

1,479,454

1,536,352

1,630,769
Equity
Share capital

346

346

346
Share premium

12,012

11,755

13,216
Treasury shares

(6,402)

(6,051)

(4,796)
Retained earnings

78,035

77,197

74,397
Other comprehensive income recognized directly in equity, net of tax

1,088

3,777

2,462
Equity attributable to shareholders

85,079

87,025

85,624
Equity attributable to non-controlling interests

494

564

531
Total equity

85,574

87,589

86,156
Total liabilities and equity

1,565,028

1,623,941

1,716,924
1 Comparative-period

information has

been revised.

Refer to

Note 2

in the

“Consolidated financial

statements” section

of the

UBS Group

third quarter

2024 report,

available under

“Quarterly reporting”

at
ubs.com/investors, for more information.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

54
Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of total provisions

and contingent liabilities.
USD m 31.12.24 30.9.24 31.12.23 1
Provisions related to expected credit losses (IFRS 9, Financial Instruments )

320

310

350
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )

997

1,230

1,924
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )

3,602

3,842

4,020
Acquisition-related contingent liabilities related to litigation,

regulatory and similar matters (IFRS 3,
Business Combinations )

2,122

2,430

3,993
Restructuring, real-estate and other provisions (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )

1,368

1,433

2,123
Total provisions and contingent liabilities

8,409

9,245

12,412
1 Comparative-period information

has been

revised.

Refer to

Note 2

in the

“Consolidated financial

statements” section

of the

UBS Group

third quarter

2024 report,

available under

“Quarterly reporting”

at
ubs.com/investors, for more information.

The table below presents additional information for provisions under IAS 37, Provisions, Contingent Liabilities and
Contingent Assets .
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2023

4,020

741

259

1,123

6,144
Balance as of 30 September 2024

3,842

865

245

324

5,275
Increase in provisions recognized in the income statement

173

301

12

70

555
Release of provisions recognized in the income statement

(7)

(107)

(1)

(51)

(166)
Reclassifications

216
5

0

0

0

216
Provisions used in conformity with designated purpose

(510)

(200)

(7)

(9)

(725)
Foreign currency translation and other movements

(112)

(46)

(9)

(18)

(185)
Balance as of 31 December 2024

3,602

813

240

315

4,969
1 Consists of provisions for losses resulting

from legal, liability and compliance

risks.

2 Includes USD 383m of provisions

for onerous contracts related to

real estate as of 31 December 2024

(30 September 2024:
USD 482m; 31 December 2023: USD 448m), USD 334m of personnel-related restructuring provisions as of 31 December 2024 (30 September 2024:

USD 322m; 31 December 2023: USD 294m) and onerous contracts
related to technology.

3 Mainly includes provisions for reinstatement

costs with respect to leased properties.

4 Mainly includes provisions related to

employee benefits and operational risks.

5 Mainly includes
reclassifications from IFRS 3 contingent liabilities to IAS 37 provisions.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class, is

included in

part b).

There are

no material

contingent

liabilities associated

with the

other classes

of provisions.
b) Litigation, regulatory and similar matters
The Group operates in

a legal and regulatory

environment that exposes it to

significant litigation and similar risks
arising from disputes

and regulatory proceedings. As

a result,

UBS (which for

purposes of this

Note may

refer to
UBS

Group

AG

and

/

or

one

or

more

of

its

subsidiaries, as

applicable)

is

involved

in

various

disputes

and

legal
proceedings, including litigation, arbitration,

and regulatory and criminal investigations.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict,

particularly in

the

earlier

stages

of

a

case.

There

are

also

situations

where

the Group

may

enter into

a
settlement

agreement.

This

may

occur

in

order

to

avoid

the

expense,

management

distraction

or

reputational
implications of

continuing to

contest liability,

even

for those

matters for

which

the Group

believes it

should be
exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters

with respect to

which provisions have

been established and

other contingent liabilities.

The Group
makes

provisions

for

such

matters

brought

against

it

when,

in

the

opinion

of

management

after

seeking legal
advice, it

is more

likely than

not that

the Group

has a

present legal

or constructive obligation

as a

result of

past
events, it

is probable

that an

outflow of

resources will

be required,

and the

amount can

be reliably

estimated. Where
these factors

are

otherwise satisfied,

a

provision may

be

established for

claims that

have

not

yet been

asserted
against the

Group, but

are nevertheless

expected to

be, based

on

the Group’s

experience with

similar asserted
claims.

If

any

of

those

conditions

is

not

met,

such

matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation cannot

be reliably

estimated, a

liability exists

that is

not recognized

even if

an outflow

of resources

is
probable. Accordingly, no

provision is

established even if

the potential

outflow of resources

with respect

to such
matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior

to

the

issuance

of

financial

statements, which

affect

management’s assessment

of

the

provision

for

such
matter

(because,

for

example,

the

developments provide

evidence of

conditions that

existed

at

the

end

of

the
reporting

period),

are

adjusting

events

after

the

reporting period

under

IAS

10

and

must

be

recognized in

the
financial statements for the reporting period.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

55
Provisions and contingent liabilities

(continued)
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to be material and others that management believes to be of significance to the Group due to potential financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.

The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions”

table

in

part

a)

above.

UBS

provides

below

an

estimate

of

the

aggregate

liability

for

its

litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these

estimates require UBS

to

make speculative

legal assessments

as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future losses

that could arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing

provisions (including

acquisition-related contingent

liabilities established

under IFRS

3 in connection

with
the acquisition of Credit Suisse), are in the range

of USD 0bn to USD 1.9bn.

Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

amounts

shown

in

the

table

below

reflect

the

provisions

recorded

under

IFRS

Accounting

Standards.

In
connection with

the acquisition

of Credit

Suisse, UBS

Group AG

additionally has

reflected in

its purchase

accounting
under IFRS

3 a

valuation adjustment

reflecting an

estimate of

outflows relating

to contingent

liabilities for

all present
obligations included in

the scope

of the

acquisition at fair

value upon

closing, even

if it

is not

probable that the
contingent

liability

will

result

in

an

outflow

of

resources,

significantly

decreasing

the

recognition

threshold

for
litigation

liabilities

beyond

those

that

generally apply

under

IFRS

Accounting Standards.

The

IFRS

3

acquisition-
related

contingent

liabilities

of

USD 2.1bn

at

31 December

2024

reflect

a

decrease

of

USD 0.3bn

from
30 September 2024 as a

result of reclassifications

to provisions under IAS

37 and releases upon

resolution of the
relevant matter.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

56
Provisions and contingent liabilities

(continued)
Provisions for litigation, regulatory and similar matters,

by business division and in Group Items
1
USD m
Global Wealth
Manage-
ment
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core
and Legacy Group Items UBS Group
Balance as of 31 December 2023

1,235

157

15

294

2,186

134

4,020
Balance as of 30 September 2024

1,247

157

2

283

2,018

135

3,842
Increase in provisions recognized in the income statement

103

0

1

12

49

8

173
Release of provisions recognized in the income statement

(3)

0

0

0

(2)

(2)

(7)
Reclassifications
2

17

0

0

0

199

0

216
Provisions used in conformity with designated purpose

(15)

0

(2)

(17)

(474)

(2)

(510)
Foreign currency translation and other movements

(78)

(11)

0

(12)

(11)

0

(112)
Balance as of 31 December 2024

1,271

147

1

266

1,779

139

3,602
1 Provisions, if any,

for the matters

described in items

2 and 10

of this disclosure

are recorded in

Global Wealth Management.

Provisions, if any,

for the matters

described in items

5, 6, 7,

8, 9, 11

and 13 of this
disclosure are recorded

in Non-core and

Legacy. Provisions,

if any,

for the matter

described in item

14 of this

disclosure are recorded

in Group

Items. Provisions,

if any,

for the matters

described in item

1 of this
disclosure are allocated between Global Wealth Management,

Personal & Corporate Banking and Non-core

and Legacy. Provisions, if

any, for the matters described in

item 3 of this disclosure are allocated between
the Investment Bank,

Non-core and Legacy

and Group Items.

Provisions, if

any, for

the matters described

in item 4

of this disclosure

are allocated between

Global Wealth Management

and Personal

& Corporate
Banking. Provisions, if any,

for the matters described

in item 12 of this

disclosure are allocated between

the Investment Bank and Non-core

and Legacy.

2 Mainly includes reclassifications from

IFRS 3 contingent
liabilities to IAS 37 provisions.
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by

UBS and

other financial

institutions. Credit Suisse

offices in various

locations, including

the UK,
the Netherlands, France and

Belgium, have been contacted

by regulatory and law enforcement

authorities seeking
records and information

concerning investigations

into Credit

Suisse’s historical

private banking

services on a

cross-
border basis and

in part through

its local branches

and banks.

The UK and

French aspects of

these issues have

been
closed. UBS is continuing to cooperate with

the authorities.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR

3.75m,

the

confiscation

of

EUR 1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR 800m.

UBS
appealed the decision to

the French Supreme Court. The

Supreme Court rendered its judgment

on 15 November
2023. It

upheld the

Court of

Appeal’s decision

regarding unlawful solicitation

and aggravated

laundering of the
proceeds of tax fraud, but overturned

the confiscation of EUR 1bn, the penalty of EUR 3.75m

and the EUR 800m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR 800m of civil damages

to UBS AG.
In

May

2014,

Credit

Suisse

entered

into

settlement

agreements

with

the

SEC,

Federal

Reserve

and

New

York
Department of Financial Services and entered

into an agreement with the US Department

of Justice (DOJ) to plead
guilty to

conspiring to

aid and

abet US

taxpayers in

filing false

tax returns

(2014 Plea

Agreement). Credit

Suisse
continued to report

to and cooperate

with US authorities

in accordance with its

obligations under the

2014 Plea
Agreement,

including by conducting

a review of cross-border

services provided by

Credit Suisse. In this

connection,
Credit Suisse provided

information to US

authorities regarding potentially undeclared US

assets held by

clients at
Credit Suisse.

UBS continues to cooperate with the ongoing

investigation by the DOJ.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

57
Provisions and contingent liabilities

(continued)
Our balance

sheet at 31 December

2024 reflected

a provision in

an amount

that UBS

believes to

be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS AG,

UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR 2.1bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD 2bn. In

2014, the US

Supreme Court rejected

the BMIS Trustee’s

motion for leave

to appeal decisions,
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD 125m

of payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities and

most of

the Credit

Suisse entities.

In 2019, the

Court of Appeals

reversed the

dismissal of

the BMIS
Trustee’s remaining claims. The case has been

remanded to the Bankruptcy Court

for further proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign-exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations, UBS entered into resolutions with Swiss, US and UK regulators and the European Commission. UBS
was granted conditional immunity

by the Antitrust Division

of the DOJ

and by authorities

in other jurisdictions

in
connection with potential competition law violations relating to foreign exchange and precious metals businesses.
In December

2021, the

European Commission

issued a

decision imposing

a fine

of EUR 83.3m

on Credit

Suisse
entities based on findings of anticompetitive practices in the foreign exchange market. Credit Suisse has appealed the decision to the European General Court.

UBS received leniency and accordingly no fine was assessed.
Foreign-exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and in

other

jurisdictions

against

UBS,

Credit

Suisse

and

other

banks

on

behalf

of

putative

classes

of

persons

who
engaged in foreign

currency transactions with

any of the defendant

banks. UBS and

Credit Suisse have resolved

US
federal

court class

actions relating

to foreign

currency transactions

with the

defendant banks

and persons

who
transacted in

foreign exchange

futures contracts

and options

on such

futures. Certain

class members

have excluded
themselves from

that settlement

and filed individual

actions in

US and English

courts against

UBS, Credit Suisse

and
other banks, alleging

violations of US

and European competition

laws and unjust

enrichment. UBS, Credit

Suisse
and the other

banks have resolved

those individual matters. Credit

Suisse and UBS,

together with other

financial
institutions, were named in

a consolidated putative

class action in

Israel, which made

allegations similar to those
made in the actions pursued in other jurisdictions. In April 2022,

Credit Suisse entered into an agreement to settle
all claims in

this action. In

February 2024, UBS

entered into

an agreement to

settle all

claims in

this action. Both
settlements remain subject to court approval.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

58
Provisions and contingent liabilities

(continued)
A putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for
their own end use. In May 2024, the Second

Circuit upheld the district court’s dismissal of

the case.

LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity

from

authorities

in

certain

jurisdictions,

including

the

Antitrust

Division

of

the

DOJ

and

the

Swiss
Competition Commission (WEKO), in

connection with potential

antitrust or competition

law violations related

to
certain rates.

However, UBS

has not

reached a

final settlement

with WEKO,

as the

Secretariat of

WEKO has

asserted
that UBS does not qualify for full immunity.
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory

and other damages under various legal

theories.
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district courts

(and subsequently

consolidated in

the US

District Court

for the Southern

District of New

York (SDNY))
by plaintiffs who

engaged in over-the-counter

instruments, exchange-traded

Eurodollar futures and

options, bonds
or

loans

that

referenced

USD LIBOR.

The

complaints

allege

violations

of

antitrust

law

and

the

Commodities
Exchange Act, as well breach

of contract and unjust enrichment.

Following various rulings by the

district court and
the Second Circuit dismissing certain of

the causes of action and allowing others

to proceed, one class action with
respect

to

transactions

in

over-the-counter

instruments

and

several

actions

brought

by

individual

plaintiffs

are
proceeding in the district court.

UBS and Credit Suisse

have entered into settlement agreements in

respect of the
class actions relating

to exchange-traded

instruments, bonds

and loans. These

settlements have

received final court
approval and

the actions

have been

dismissed as

to UBS

and Credit

Suisse. In

addition, an

individual action

was
filed in the

Northern District of California

against UBS, Credit Suisse

and numerous other banks

alleging that the
defendants conspired to fix

the interest rate used as

the basis for loans to

consumers by jointly setting

the USD ICE
LIBOR rate and monopolized

the market for LIBOR-based

consumer loans and credit

cards. The court dismissed

the
initial

complaint

and

subsequently

dismissed

an

amended

complaint

with

prejudice.

In

January

2024,

plaintiffs
appealed the dismissal to the Ninth Circuit

Court of Appeals,

which affirmed the dismissal in November

2024.
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions

have
been dismissed.

Plaintiffs have appealed the dismissals.
In November 2022, defendants have moved to dismiss the

complaint in the CHF LIBOR action. In

2023, the court
approved a settlement by Credit Suisse of the

claims against it in this matter.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European Commission

fined UBS EUR 172m.

UBS has appealed

the amount of

the fine.
Also in 2021,

the European
Commission

issued

a

decision

finding

that

Credit

Suisse

and

four

other

banks

had

breached

European

Union
antitrust

rules

relating

to

supra-sovereign,

sovereign

and

agency

bonds

denominated

in

USD.

The

European
Commission fined Credit Suisse EUR 11.9m,

which amount was confirmed on appeal.
Credit Suisse, together with other financial institutions, was named in two Canadian putative class actions, which allege that

defendants conspired to

fix the

prices of

supranational, sub-sovereign and

agency bonds sold

to and
purchased

from

investors

in

the

secondary market.

One

action

was

dismissed

against

Credit

Suisse

in

February
2020. In October

2022, Credit Suisse

entered into

an agreement

to settle all

claims in the

second action,

which was
approved by the court in November 2024.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

59
Provisions and contingent liabilities

(continued)
Credit default

swap auction

litigation

– In

June 2021,

Credit Suisse,

along with

other banks

and entities,

was named
in a

putative class

action complaint

filed in

the US

District Court

for the

District of

New Mexico

alleging manipulation
of credit default swap (CDS) final auction prices. Defendants filed a motion to enforce a previous CDS class action settlement in the SDNY. In January 2024,

the SDNY ruled that, to the extent

claims in the New Mexico action arise
from conduct prior to 30 June 2014,

those claims are barred by the

SDNY settlement. The plaintiffs have

appealed
the SDNY decision.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above,

UBS’s

balance

sheet

at

31

December

2024

reflected

a

provision

in

an

amount

that

UBS

believes

to

be
appropriate under

the applicable

accounting standard.

As in

the case

of other

matters for

which we

have established
provisions, the future outflow

of resources in respect

of such matters

cannot be determined with

certainty based
on currently available information and

accordingly may ultimately prove to

be substantially greater (or may be

less)
than the provision that we have recognized.
4. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party

and intra-group investment funds

and structured products must be disclosed

and
surrendered

to

clients

who have

entered

into

a

discretionary

mandate agreement

with

the

firm,

absent a

valid
waiver. FINMA issued a

supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has

met
the FINMA requirements and has notified all potentially

affected clients.
The Supreme Court

decision has resulted,

and continues to

result, in a

number of client

requests to disclose

and
potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into
account when

assessing these

cases include,

among other

things, the

existence of

a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
UBS’s balance sheet at 31 December 2024 reflected a provision with respect to matters described in this item 4 in an amount that UBS

believes to be

appropriate under the applicable accounting standard.

The ultimate exposure
will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other

matters for which we have

established provisions, the

future outflow of resources

in respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we have

recognized.
5. Mortgage-related matters
Government and

regulatory

related matters
:
DOJ RMBS

settlement

– In January

2017, Credit Suisse

Securities (USA)
LLC

(CSS

LLC)

and

its

current

and

former

US

subsidiaries

and

US

affiliates

reached

a

settlement

with

the

US
Department of

Justice (DOJ)

related to

its legacy

Residential

Mortgage-Backed

Securities (RMBS)

business, a

business
conducted through

2007. The

settlement resolved

potential civil

claims by

the DOJ

related to certain

of those

Credit
Suisse entities’

packaging, marketing,

structuring, arrangement,

underwriting, issuance

and sale

of RMBS.

Pursuant
to the terms of the

settlement a civil monetary penalty was paid

to the DOJ in

January 2017. The settlement also
required

the

Credit

Suisse

entities

to

provide

certain

levels

of

consumer

relief

measures,

including

affordable
housing

payments

and

loan

forgiveness,

and

the

DOJ

and

Credit

Suisse

agreed

to

the

appointment

of

an
independent

monitor

to

oversee

the

completion

of

the

consumer

relief

requirements

of

the

settlement.

UBS
continues

to

evaluate

its

approach

toward

satisfying

the

remaining

consumer

relief

obligations.

The

aggregate
amount of the consumer relief obligation increased after 2021 by 5% per annum of the outstanding amount due until these obligations are settled. The monitor

publishes reports periodically on these consumer relief matters.
Civil litigation:

Repurchase litigations

– Credit

Suisse affiliates

are defendants

in various

civil litigation

matters related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

60
Provisions and contingent liabilities

(continued)
DLJ Mortgage Capital, Inc. (DLJ) is a defendant

in New York State court in five actions:

An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD 374m.

In

December 2023,

the

court granted

in

part

DLJ’s

motion

to

dismiss, dismissing

with

prejudice all
notice-based

claims;

the

parties

have

appealed.

An

action

by

Home

Equity

Asset

Trust,

Series

2006-8,

alleges
damages of not

less than

USD 436m. An action

by Home

Equity Asset Trust

2007-1 alleges damages

of not

less
than USD 420m.

Following a

non-jury trial,

the court

issued a

decision in

December 2024

that the

plaintiff had
established breaches

of representations

and warranties

relating to 210

of the 783

loans at issue.

The court

deferred
decision as to

damages, which will

either be agreed

upon by the

parties or briefed

for further decision

by the court.
An action

by Home

Equity Asset Trust

2007-2 alleges damages

of not

less than

USD 495m. An

action by

CSMC
Asset-Backed Trust 2007-NC1 does not allege

a damages amount.
6. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District Court

for the Eastern District of

New York

(EDNY) and the SDNY

alleging claims under the

United
States Anti-Terrorism

Act (ATA)

and the Justice

Against Sponsors of Terrorism

Act. The plaintiffs

in each of

these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy

and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter,

falsify or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the United

States Court

of Appeals
for the Second Circuit affirmed a September 2019 ruling by the EDNY granting defendants’ motion to dismiss the first

filed

lawsuit.

In

October

2023,

the

United

States

Supreme

Court

denied

plaintiffs’

petition

for

a

writ

of
certiorari.

In February 2024, plaintiffs filed a

motion to vacate the judgment in the

first filed lawsuit. Of the other
seven cases, four

are stayed, including

one that was

dismissed as to

Credit Suisse and

most of the

bank defendants
prior to entry of the stay, and in three cases plaintiffs have filed amended complaints.
7. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In

February 2018, the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of

approximately USD 130m. On

appeal, the Criminal

Court of

Appeals of

Geneva
and, subsequently, the Swiss Federal Supreme Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have

been initiated against Credit

Suisse AG and

/ or certain

affiliates in various jurisdictions,

based
on the findings established in the criminal

proceedings against the former relationship

manager.
In Singapore,

in a

civil lawsuit

against Credit

Suisse Trust

Limited, the

Singapore International Commercial

Court
issued a judgment

finding for

the plaintiffs and,

in September 2023,

the court awarded

damages of USD 742.73m,
excluding post-judgment

interest. This

figure does

not exclude

potential overlap

with the

Bermuda proceedings
against Credit Suisse Life (Bermuda)

Ltd., described below, and the

court ordered the parties to

ensure that there
shall be no double

recovery in relation to

this award and the

Bermuda proceedings.

On appeal from this

judgment,
in

July

2024,

the court

ordered some

changes to

the calculation

of

damages and

directed the

parties to

agree
adjustments to

the award.

The court

ordered a

revised award

of USD 461m,

including interest

and costs,

in October
2024.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

61
Provisions and contingent liabilities

(continued)
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a

judgment finding for

the plaintiff

and awarded

damages of

USD 607.35m to the

plaintiff. Credit Suisse
Life (Bermuda) Ltd.

appealed the decision

and in June

2023, the Bermuda

Court of Appeal

confirmed the award
issued by the

Supreme Court of Bermuda

and the finding that

Credit Suisse Life (Bermuda)

Ltd. had breached

its
contractual

and

fiduciary

duties,

but

overturning

the

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

had

made
fraudulent misrepresentations. In

March 2024,

the Bermuda

Court of

Appeal granted

a motion

by Credit

Suisse
Life (Bermuda) Ltd. for leave to appeal the judgment

to the Judicial Committee of the Privy

Council and the notice
of such appeal was filed.

The Court of Appeal also ordered

that the current stay continue pending determination
of the

appeal on

the condition

that the

damages awarded

remain within

the escrow

account plus

interest calculated
at the Bermuda statutory rate of

3.5%. In December 2023, USD 75m

was released from the escrow account and
paid to plaintiffs.

In

Switzerland,

civil

lawsuits

have

been

commenced

against

Credit

Suisse AG

in

the

Court

of

First

Instance

of
Geneva, with statements of claim served in March

2023 and March 2024.
8. Mozambique matter
Credit

Suisse

was

subject to

investigations by

regulatory

and

enforcement

authorities, as

well as

civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de Atum

S.A. (EMATUM), a

distribution to private investors of loan

participation
notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the Republic

of Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and Credit

Suisse Securities

(Europe) Limited

(CSSEL) entered

into a

Plea Agreement

and pleaded

guilty to

one count
of conspiracy to

violate the US

federal wire fraud

statute. Under the

terms of the

DPA, UBS Group

AG (as successor
to Credit Suisse Group

AG) continued compliance enhancement and remediation efforts agreed by Credit Suisse,
and undertake additional measures as

outlined in the DPA.

In January 2025, as

permitted under the terms of

the
DPA, the DOJ elected to extend the term of

the DPA by one year.

9. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short-Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term

Futures

Index

(XIV

ETNs).

The

complaints have

been

consolidated and

asserts

claims

against

Credit
Suisse

for

violations

of

various

anti-fraud

and

anti-manipulation provisions

of

US

securities

laws

arising

from

a
decline in the value of XIV ETNs in February 2018. On appeal from an order of the SDNY dismissing all claims, the
Second Circuit issued an

order that reinstated a

portion of the

claims. In decisions

in March 2023 and

March 2024,
the court

denied class

certification for

two of

the three

classes proposed

by plaintiffs

and certified

the third

proposed
class.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

62
Provisions and contingent liabilities

(continued)
10. Bulgarian former clients matter
In December 2020, the Swiss Office

of the Attorney General brought charges against Credit

Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are

alleged to

have laundered

funds through

Credit

Suisse AG

accounts. In

June 2022,

following a

trial, Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework

and ordered to pay a

fine of CHF 2m. In

addition, the court seized

certain client
assets in the amount of approximately

CHF 12m and ordered Credit Suisse AG to pay

a compensatory claim in the
amount of approximately CHF 19m.

Credit Suisse AG appealed

the decision to the

Swiss Federal Court of

Appeals.
Following the

merger of

UBS AG

and Credit

Suisse AG,

UBS AG

confirmed the

appeal. In

November 2024,

the
court issued a judgment that

acquitted UBS AG and annulled

the fine and compensatory

claim ordered by the first
instance court. The court of appeal’s judgment

may be appealed to the Swiss Federal Supreme

Court.
11. Supply chain finance funds
Credit

Suisse

has

received

requests

for

documents and

information in

connection with

inquiries, investigations,
enforcement and other

actions relating to

the supply chain finance

funds (SCFFs) matter by

FINMA, the FCA and
other regulatory and governmental agencies.
In

February

2023,

FINMA

announced

the

conclusion

of

its

enforcement

proceedings

against

Credit

Suisse

in
connection with the

SCFFs matter. In

its order, FINMA reported

that Credit Suisse

had seriously breached

applicable
Swiss supervisory

laws in

this context

with regard

to risk

management and

appropriate operational

structures. While
FINMA

recognized

that

Credit

Suisse

had

already

taken

extensive

organizational

measures

to

strengthen

its
governance

and

control

processes,

FINMA

ordered

certain

additional

remedial

measures.

These

include

a
requirement that

Credit Suisse

documents the

responsibilities

of approximately

600 of

its highest-ranking

managers.
This

measure

has

been

made

applicable

to

UBS

Group.

FINMA

has

also

separately

opened

four

enforcement
proceedings against former managers of Credit

Suisse.
In May 2023,

FINMA opened

an enforcement

proceeding against

Credit Suisse in

order to confirm

compliance with
supervisory requirements in response

to inquiries from FINMA’s

enforcement division in

the SCFFs matter.

FINMA
has closed

the enforcement

proceeding, finding

that Credit

Suisse breached

its cooperation

obligations with

FINMA
Enforcement. FINMA refrained from ordering

any remedial measures as it did not

find similar issues with UBS.
In

December

2024,

the

Luxembourg

Commission

de

Surveillance

du

Secteur

Financier

(CSSF)

concluded

its
investigation.

The CSSF identified non-compliance with several obligations under Luxembourg law and imposed a sanction of EUR 250,000.
The Attorney

General of

the Canton

of Zurich

has initiated

a criminal

procedure in

connection with

the SCFFs

matter
and several fund investors have joined the procedure as interested parties. Certain former and active Credit Suisse employees, among others, have been named as accused persons, but Credit Suisse itself was not made a party to the proceeding.
Certain civil actions have

been filed by fund investors

and other parties against

Credit Suisse and/or certain

officers
and directors in various

jurisdictions, which make allegations including mis-selling

and breaches of duties

of care,
diligence and

other fiduciary

duties. In June

2024, the

Credit Suisse

SCFFs made

a

voluntary offer

to the

SCFFs
investors to

redeem all

outstanding fund

units. The

offer expired

on

31 July 2024,

and

fund

units representing
around 92%

of the

SCFFs’ net

asset value

were tendered

in the

offer and

accepted. Fund

units accepted

in the
offer were redeemed at 90% of the net asset

value determined on 25 February 2021, net of any payments made by the relevant

fund to the

fund investors

since that

time. Investors

whose units

were redeemed

released any

claims
they may have had against the SCFFs, Credit Suisse

or UBS. The offer was funded by UBS through the purchase

of
units of feeder sub-funds.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

63
Provisions and contingent liabilities

(continued)
12. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party

appointed by FINMA),

the DOJ, the

SEC, the US

Federal Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA,

the WEKO,

the Hong

Kong Competition Commission

and other

regulatory
and governmental agencies. UBS is cooperating with the authorities in these matters. In July 2023, CSI and CSSEL entered into a settlement agreement

with the PRA providing for

the resolution of the PRA’s

investigation. Also in
July 2023, FINMA

issued a decree

ordering remedial measures

and the Federal

Reserve Board issued

an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to undertake certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group, as the legal
successor to Credit Suisse Group AG,

is a party to the FINMA

decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including claims

for breaches of fiduciary duties.
13. Credit Suisse financial disclosures
Credit Suisse

Group AG

and certain

directors, officers

and executives

have been

named in

securities class action
complaints pending

in the SDNY. These complaints,

filed on behalf

of purchasers of

Credit Suisse shares, additional
tier 1 capital

notes, and

other securities

in 2023,

allege that

defendants made

misleading statements

regarding:
(i) customer

outflows

in

late

2022;

(ii) the

adequacy

of

Credit

Suisse’s

financial

reporting

controls;

and

(iii) the
adequacy

of

Credit

Suisse’s

risk

management

processes,

and

include

allegations

relating

to

Credit

Suisse
Group AG’s merger with

UBS Group AG. Many

of the actions

have been consolidated,

and a motion

to dismiss has
been

filed

and

remains

pending.

One

additional

action,

filed

in

October

2023,

has

been

stayed

pending

a
determination on whether it should be consolidated

with the earlier actions.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries,

investigations and/or actions

relating to

these matters, as

well as

for other statements
regarding Credit Suisse’s financial condition,

including from the SEC, the DOJ

and FINMA. UBS is cooperating with
the authorities in these matters.
14. Merger-related litigation
Certain Credit

Suisse Group AG

affiliates and certain

directors, officers

and executives have

been named in

class
action complaints pending in

the SDNY.

One complaint, brought

on behalf of

Credit Suisse shareholders,

alleges
breaches of fiduciary duty under Swiss law and

civil RICO claims under US federal law. In February 2024, the court
granted

defendants’

motions

to

dismiss

the

civil

RICO

claims

and

conditionally

dismissed

the

Swiss

law

claims
pending defendants’ acceptance of

jurisdiction in Switzerland. In

March 2024, having

received consents to

Swiss
jurisdiction from all defendants served with the complaint, the court dismissed the Swiss law claims against those
defendants. Additional

complaints, brought

on behalf

of holders

of Credit

Suisse additional

tier 1 capital

notes (AT1
noteholders) allege breaches of

fiduciary duty under Swiss

law, arising

from a series

of scandals and

misconduct,
which

led

to

Credit

Suisse

Group

AG’s

merger

with

UBS

Group

AG,

causing

losses

to

shareholders

and

AT1
noteholders. Motions to dismiss these complaints were granted in March 2024 and

September 2024 on the basis
that

Switzerland

is

the

most

appropriate

forum

for

litigation.

Plaintiff

in

one

of

these

cases

has

appealed

the
dismissal.

UBS Group fourth quarter 2024 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

64
Currency translation rates
The

following table

shows the

rates of

the main

currencies used

to translate

the financial

information of

UBS’s
operations with a functional currency other

than the US dollar into US dollars.
Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
31.12.24 30.9.24 31.12.23 31.12.24 30.9.24 31.12.23 31.12.24 31.12.23
1 CHF

1.10

1.18

1.19

1.13

1.17

1.13

1.13

1.12
1 EUR

1.04

1.11

1.10

1.06

1.10

1.08

1.08

1.08
1 GBP

1.25

1.34

1.28

1.27

1.31

1.25

1.28

1.25
100 JPY

0.63

0.69

0.71

0.65

0.68

0.68

0.66

0.70
1 Monthly income statement items of operations

with a functional currency other than

the US dollar are translated into

US dollars using month-end rates.

Disclosed average rates for a

quarter or a year represent an
average of three month-end rates

or an average of twelve month-end

rates, respectively,

weighted according to the income and

expense volumes of all operations

of the Group with the same functional

currency for
each month. Weighted average rates for individual business divisions may deviate from the weighted averag

e

rates for the Group.

UBS Group fourth quarter 2024 report |
Appendix

Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost of credit risk (bps) Calculated as total credit loss expense / (release)
(annualized as applicable) divided by the average
balance of lending assets for the reporting period,
expressed in basis points. Lending assets include

the
gross amounts of Amounts due from banks and
Loans and advances to customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes

the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.

UBS Group fourth quarter 2024 report |
Appendix

APM label
Calculation

Information content
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable),
plus interest and dividends, divided by total invested
assets at the beginning of the period.
This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.

This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.

Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a specific
period as a result of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.

UBS Group fourth quarter 2024 report |
Appendix

APM label
Calculation

Information content
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross
1

(%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.

UBS Group fourth quarter 2024 report |
Appendix

APM label
Calculation

Information content
Underlying return on attributed equity
1
(%)

Calculated as annualized underlying business

division
operating profit before tax (as defined above) divided
by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for each

of the fourth quarter of 2024,

the third quarter of 2024

and the fourth quarter of 2023

is based entirely on consolidated

data following the acquisition of

the Credit Suisse Group
and for the purpose of the calculation of return

measures has been annualized by multiplying such by four. Profit or loss information for 2024 is based entirely on consolidated data following the acquisition of the Credit
Suisse Group. Profit or loss information for 2023 includes seven months (June to December 2023) of post

-acquisition consolidated data and five months of UBS Group data only (January to May 2023).

This is

a general list

of the APMs

used in our

financial reporting. Not

all of

the APMs listed

above may appear

in
this particular report.
Information related to underlying return on common equity tier 1 (CET1) capital and underlying return on tangible equity (%)
As of or for the quarter ended As of or for the year ended
USD m, except where indicated 31.12.24 30.9.24 31.12.23
1
31.12.24 31.12.23
1
Underlying operating profit / (loss) before tax

1,768

2,386

592

8,831

3,963
Underlying tax expense / (benefit)

456

619

(329)

2,162

1,194
Net profit / (loss) attributable to non-controlling interests

9

3

1

60

16
Underlying net profit / (loss) attributable to shareholders

1,303

1,763

920

6,609

2,753
Underlying net profit / (loss) attributable to shareholders, annualized

5,211

7,054

3,681

6,609

2,753
Tangible equity

78,192

79,976

78,109

78,192

78,109
Average tangible equity

79,084

78,173

76,956

77,973

67,133
CET1 capital

71,367

74,213

78,002

71,367

78,002
Average CET1 capital

72,790

75,158

77,464

75,666

65,461
Underlying return on tangible equity (%)

6.6

9.0

4.8

8.5

4.1
Underlying return on common equity tier 1 capital (%)

7.2

9.4

4.8

8.7

4.2
1 Comparative-period information

has been revised.

Refer to “Note 2

Accounting for the acquisition

of the Credit Suisse

Group” in the

“Consolidated financial statements”

section of the UBS

Group third quarter
2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

UBS Group fourth quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB

Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS Group fourth quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
P&L

profit or loss
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS Group fourth quarter 2024 report |
Appendix

Information sources

Reporting publications
Annual publications
UBS

Group

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

Group

strategy

and
performance; the

strategy and

performance of

the business

divisions and

Group Items;

risk, treasury

and capital
management; corporate

governance;

the compensation

framework, including

information about

compensation for
the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This publication

provides a German

translation of

selected sections

of the UBS
Group Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information”.

Printed copies, in any language, of the aforementioned

annual publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission

(the

SEC);

information

for

shareholders,

including

UBS

dividend

and

share

repurchase

program
information, and for bondholders, including rating agencies reports; the corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations .
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most sections of the filing can be satisfied by referring to the UBS Group AG Annual
Report. However, there is

a small amount

of additional information in

Form 20-F that is

not presented elsewhere
and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that filed

with the SEC

is available on

the SEC’s website:
sec.gov . Refer to ubs.com/investors

for more
information.

UBS Group fourth quarter 2024 report |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”,

including but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual

developments and results to

differ materially from UBS’s

expectations. In particular, the global economy

may be negatively affected

by
shifting political circumstances, including

increased tension between world powers,

conflicts in the Middle East,

as well as the continuing Russia–Ukraine

war. In
addition, the

ongoing conflicts

may continue

to cause

significant population

displacement, and

lead to shortages

of vital commodities,

including energy

shortages
and food

insecurity outside

the areas

immediately involved

in armed

conflict. Governmental

responses to

the armed

conflicts, including

successive sets

of sanctions
on Russia and

Belarus, and Russian

and Belarusian entities

and nationals, and

the uncertainty

as to whether

the ongoing conflicts

will further widen

and intensify,
may have significant adverse effects on

the market and macroeconomic conditions,

including in ways that cannot

be anticipated. UBS’s acquisition of the

Credit
Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026

and presents significant operational and execution

risk, including the risks that UBS may be

unable
to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse
and that the

acquired business may

have greater risks

or liabilities than

expected. Following the failure

of Credit Suisse,

Switzerland is considering significant
changes to its

capital, resolution and regulatory

regime, which, if

proposed and adopted, may

significantly increase our capital

requirements or impose

other
costs on UBS.

These factors create greater uncertainty

about forward-looking statements.

Other factors that may

affect UBS’s performance and

ability to achieve
its plans, outlook

and other objectives

also include, but

are not limited

to: (i) the degree

to which UBS

is successful in

the execution

of its strategic

plans, including
its cost

reduction and

efficiency initiatives

and its

ability to

manage its

levels of

risk-weighted assets

(RWA) and

leverage ratio

denominator (LRD),

liquidity
coverage ratio and other financial resources,

including changes in RWA assets

and liabilities arising from higher market volatility and

the size of the combined
Group; (ii) the

degree to

which UBS

is successful

in implementing

changes to

its businesses

to meet

changing market,

regulatory and

other conditions;

(iii) inflation
and interest rate volatility in

major markets; (iv) developments in

the macroeconomic climate and

in the markets in which

UBS operates or to which

it is exposed,
including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national

trade policies on the financial

position or creditworthiness of UBS’s

clients and counterparties, as well

as on client sentiment
and levels of activity;

(v) changes in the availability of

capital and funding, including any

adverse changes in UBS’s

credit spreads and credit

ratings of UBS, as
well as availability and cost of funding to

meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central

bank policies or the
implementation of financial legislation and regulation

in Switzerland, the US,

the UK, the EU

and other financial centers

that have imposed, or

resulted in, or
may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers

of capital

and liquidity

and sharing

of operational

costs across

the Group

or other

measures, and

the effect

these will

or would

have on

UBS’s
business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure

or booking model of UBS

in response to legal and

regulatory requirements and any additional requirements

due to its acquisition of the
Credit Suisse Group, or other developments;

(viii) UBS’s ability to maintain

and improve its systems and controls

for complying with sanctions in

a timely manner
and for the detection and prevention

of money laundering to meet evolving regulatory

requirements and expectations, in particular in

the current geopolitical
turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the

major financial centers adversely affect UBS’s

ability to compete in certain lines of

business; (xi) changes
in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS
may be

exposed, or

possible constraints

or sanctions

that regulatory

authorities might

impose on

UBS, due

to litigation,

contractual claims

and regulatory
investigations, including the

potential for disqualification

from certain businesses,

potentially large fines

or monetary penalties,

or the loss of

licenses or privileges
as

a

result

of

regulatory or

other governmental

sanctions, as

well as

the effect

that litigation,

regulatory and

similar matters

have on

the operational

risk
component of its RWA; (xiii) UBS’s

ability to retain and attract the

employees necessary to generate

revenues and to manage, support

and control its businesses,
which

may

be

affected

by

competitive factors;

(xi) changes in

accounting or

tax standards

or

policies, and

determinations or

interpretations affecting

the
recognition of gain or loss, the valuation of goodwill,

the recognition of deferred tax assets and other matters; (xv) UBS’s ability to implement new technologies
and business methods,

including digital services,

artificial intelligence and other

technologies, and ability to

successfully compete with both

existing and new
financial service

providers, some

of which may

not be

regulated to

the same

extent; (xvi) limitations on

the effectiveness of

UBS’s internal processes

for risk
management, risk control,

measurement and modeling,

and of financial

models generally;

(xvii) the occurrence of

operational failures,

such as fraud,

misconduct,
unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the

ability of UBS

Group AG,

UBS AG and

regulated subsidiaries of UBS

AG to make payments

or distributions, including due

to
restrictions on the

ability of its

subsidiaries to make

loans or distributions,

directly or indirectly, or, in the case

of financial difficulties,

due to the

exercise by FINMA
or

the

regulators

of

UBS’s

operations

in

other

countries

of

their

broad

statutory

powers

in

relation

to

protective

measures,

restructuring

and

liquidation
proceedings; (xix) the degree to which changes in

regulation, capital or legal structure, financial results

or other factors may affect UBS’s ability

to maintain its
stated capital return objective; (xx) uncertainty

over the scope of actions that

may be required by UBS, governments

and others for UBS to achieve goals

relating
to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different
governmental standards and regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster
or other business continuity problem due to a

hurricane, flood, earthquake, terrorist attack, war,

conflict), pandemic, security breach, cyberattack, power loss, telecommunications failure or

other natural or man-made

event; and (xxiii) the

effect that these or other

factors or unanticipated

events, including media reports
and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are

presented is not

indicative of their

likelihood of occurrence

or the potential

magnitude of their

consequences. UBS’s business and

financial
performance could be affected

by other factors identified

in its past

and future filings

and reports, including

those filed with the

US Securities and

Exchange
Commission (the SEC).

More detailed information

about those factors

is set forth

in documents furnished

by UBS and

filings made by

UBS with the

SEC, including
the UBS Group AG and

UBS AG Annual Reports

on Form 20-F for

the year ended 31 December

2023. UBS is not

under any obligation to

(and expressly disclaims
any obligation to) update or alter its forward-looking

statements, whether as a result of new information,

future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Numbers

333-263376 and

333-278934), and

on Form

S-8 (Registration

Numbers 333-200634;

333-
200635;

333-200641;

333-200665;

333-215254;

333-215255;

333-228653;

333-230312;

333-249143

and

333-
272975), and

into each

prospectus outstanding

under any

of the

foregoing registration

statements, (2)

any outstanding
offering circular or similar document issued

or authorized by UBS AG that incorporates by

reference any Forms 6-
K of UBS AG that are

incorporated into its registration

statements filed with the SEC,

and (3) the base prospectus

of
Corporate Asset Backed

Corporation (“CABCO”)

dated June 23,

2004 (Registration

Number 333-111572), the Form
8-K

of

CABCO

filed

and

dated

June

23,

2004

(SEC

File

Number

001-13444),

and

the

Prospectus

Supplements
relating to

the CABCO

Series 2004-101

Trust

dated May

10, 2004

and May

17, 2004

(Registration Number

033-
91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

Sergio Ermotti

___
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
By:

/s/ Steffen Henrich

____________
Name:

Steffen Henrich
Title:

Group Controller

UBS AG
By:

/s/

Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

_____________
Name:

Steffen Henrich
Title:

Controller

Date:

February 4, 2025